12025035

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of February 12

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: February 28, 2012

By:
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations 2011 Geological Exploration Program – Anatacau Property, Québec – Virginia Mines Inc. – February 2012

Prepared by: David Vachon, B.Sc., P. Geo., and Jean-François Ouellette, B.Sc., P. Geo. – Services Techniques Geonordic Inc.

8 paper copies

ITEM 1 TITLE PAGE

Form 43-101
Technical Report

Technical Report and Recommendations
2011 Geological Exploration Program
Anatacau Property, Québec

VIRGINIA MINES INC.

February 2012

Prepared by:

David Vachon, B.Sc., P. Geo
and
Jean-François Ouellette, B.Sc., P. Geo.

Services Techniques Géonordic Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES, FIGURES, APPENDICES, MAPS AND SECTIONS

TABLES

FIGURES

APPENDICES

MAPS (POCKET)

SECTIONS (POCKET)

ITEM 3 SUMMARY

The Anatacau project is located on the James Bay territory, in the Eastmain River area south of Opinaca Reservoir (Figure 1), approximately 290 kilometres north of the town of Matagami in Québec. The property is accessible by the James Bay paved highway then, at kilometre marker 395, a gravel road provides access to the northern part of the Anatacau property. The southern part of the property is accessible by helicopter or floatplane. This property consists of 207 map-designated claims, totalling 10 952.03 hectares (109.52 km^2). These claims are 100% held by IAMGOLD-Québec Management Inc ("IAMGOLD"). Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the property by investing 3 million dollars in exploration before the end of 2015. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia.

The Anatacau property is located in the central part of the Superior Province, in the La Grande Subprovince, more precisely in the Lower Eastmain Archean greenstone belt. The Eastmain greenstone belt is essentially composed of komatiitic to rhyolitic volcanic rocks and two sedimentary formations. Younger gabbros and feldspar porphyry intrusions crosscut the volcano-sedimentary rocks. Granite and tonalite intrusions cover the southern third of the property. The Franto showing is the most significant mineralization discovered on the property. Franto consists of disseminated pyrite and veinlets in shear zones, hosted in gabbro and basalt, which assayed **4.82 g/t Au / 4.0 m, 1.24 g/t Au / 1.0 m and 9.28 g/t Au/ 1.0 m** in trench TR-AN-07-001. In the fall of 2007, an induced polarization (IP) survey was conducted in the area surrounding Franto and in the spring of 2008, three holes were drilled to test the lateral and depth extensions of the showing. No significant values were obtained, but drilling confirmed the presence of the shear and sulphides mineralization under the showing and to the west.

During winter of 2011, a six (6) drill holes campaign, totalling 1272 metres, was conducted on the Isabelle zone and surrounding area in the adjacent Wabamisk property. The objective of the campaign was to test gold mineralization on the Isabelle zone at depth and along the south extension strike and to test regional induced polarization targets to the north. Two (2) of these holes were collared in the Anatacau property, in order to intersect potential sheared and mineralized zones in the hangingwall of the Isabelle zone, which extend in the Anatacau property. These drill holes were also targeting the vertical extension of the shear zone. The Isabelle zone consists of shear hosted quartz veins in graywackes and feldspar-porphyry dykes. The gold-bearing quartz veins and veinlets are emplaced in feldspar-biotite graywakes and in feldspar porphyry dykes and preferentially at the contact between these two units.

The two (2) holes were collared on the Anatacau Lake ice pad thickened during January and February 2011. Holes WB-11-33 and WB-11-34 encountered favorable lithologies i.e.: wackes and feldspar porphyry dykes, with few quartz veins and veinlets in sheared rock. Both holes also intersected atypical shear zones with quartz veinlets, bleaching and PO (CP) mineralization at about 120 and 130 m under the surface, but no significant gold values were obtained from these zones. We interpret them to be the vertical continuity of the Isabelle shear zone, dipping at approximately 65° to 70° towards the east, and to be weakly developped at such a depth.

Drilling have revealed that the Isabelle gold zone is closed towards the north and the south and that the vertical extensions of the shear zone were weakly developped and almost bare of gold

mineralization at depth. On the other side, the hangingwall of the zone did reveal to contain mineralization with significant gold value **(15.03 g/t Au / 1.0 m)** in hole WB-11-33. This gold intercept located in Anatacau property is hosted in wackes containing garnet alteration and some quartz veinlets with visible gold. It is therefore probable that the Isabelle hangingwall is the host to more gold bearing quartz veins.

Follow-up drilling of the Isabelle zone is recommended to investigate the hangingwall lateral and depth extensions on Anatacau project. Although the northern strike extension of the Isabelle shear zone, hosted in wackes, is faulted against basalts, it is suggested that the sediments package could lies northeastwards on the Anatacau property. It is therefore suggested that more drilling is needed to adequately confirm the presence of the sediments package to the northeast, which is hosting the gold bearing shear zone. The new drill holes will need to be collared on Anatacau Lake.

Field work carried out by Virginia during the summer of 2011 included outcrops and boulders sampling, mechanical stripping and till sampling. 144 rock samples and 22 till samples were collected during the 2011 exploration campaign. Approximately 1040 m^2 of mechanical stripping was performed on, and around, the Hercules showing **(4.3g/t Au** in grab sample). Detailed mapping revealed that the Hercules showing was a small shear zone hosting the pyrite-gold mineralization and it revealed to be quite narrow and of limited strike. The IP anomaly is explained by the presence of disseminated pyrite in tonalitic dyke swarms, along with the presence of pyrite veinlets in the basalts and shear zone. Although lots of samples were collected on both trenches, no significant gold values were obtained from the Hercules area. Two tills collected down-ice from the Hercules area had medium gold-grain counts, ranging from 8 to 12 grains. These tills are adding importance to the anomalous cluster present down-ice from the area surrounding the north of the Hercules showing.

Future work should include mechanical stripping to explain the medium-strong and extensive IP anomaly present NNW of the Hercules area, which could be associated to gold mineralized shear zone, such as the Hercules showing. The down-ice gold in till anomalies and the geological context of the area justifies additional exploration efforts. Till sampling in the area is also comprehensive therefore the best remaining exploration option is mechanical stripping.

A follow-up program covering the area surrounding the new showing of **2.33 g/t Au,** present at the SW of Hercules and close to the contact with the Aupiskach pluton is suggested for next exploration program.

A previously reported gold showing on the peninsula separating the two lobes of Anatacau Lake was revisited and gold values were repeated (Peninsula Area) . The gold mineralization appears to be related to a regionally extensive contact between basalts and graywackes. The gold values obtained are low (maximum **2 g/t Au**) but the geological context is promising. A small till sampling survey (12 samples) is recommended in the area down-ice from the western extension of the basalts-sediments contact.

Exploration work on the tonalitic Aupiskach pluton, which covers the southern part of the property, did not reveal any mineralization, deformation or alteration. No further work is recommended in this area.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

This report provides technical geological data relevant to Virginia Mines Inc.'s option of the Anatacau property in Québec and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI 43-101.

The technical data relating to exploration on the property is provided by Virginia Mines Inc's database or from the governmental "sigeom" database which is public information accessible from the *Ministère des Ressources naturelles et de la Faune* website.

The purpose of the report is to present the status of current geological information generated from Virginia's 2011 exploration program on the Anatacau property and to provide recommendations for future work.

Author Jean-François Ouellette, Bachelor in Geology, is President of Services Techniques Geonordic Inc. and the qualified person for the Anatacau project. Mr. Ouellette has been involved in the project since 2007 and has spent several days per year on the property since that date. During the period covered by this report, Mr. Ouellette has spent few days on the property and did supervise field work from the office in Rouyn-Noranda.

Co-author David Vachon, Bachelor in Geology, is a Project Geologist with Services Techniques Géonordic Inc. since 2012. He was also employed as a geologist-in-training from 2008 to 2011. He has been involved in the project since 2007 and he supervised the drilling work performed on the Anatacau and Wabamisk property in winter 2011. Mr. Vachon also supervised the summer exploration program and has spent a minimum of 30 days on the property for the period covered by this report.

Owing to the early stage of the Anatacau project, this report does not discuss any legal or environmental problems requiring external expertise.

ITEM 5 DISCLAIMER

This section is not applicable to this report.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Anatacau project is located in the James Bay area 30 km southwest of Opinaca Reservoir (Figure 2). The property is 290 kilometres north of the town of Matagami in Québec, Canada.

Latitude:	52°03' to 52°10' North
Longitude:	76°34' to 76°45' West
NTS:	33C/02 (Anatacau Lake)
UTM zone:	18 (NAD27), 379600 E to 392000 E; 5767700 N to 5781600 N

This property consists of 207 map-designated claims, totalling 10 952.03 hectares (109.52 km^2). These claims are 100% held by IAMGOLD-Québec Management Inc. Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the property by investing 3 million dollars in exploration before the end of 2015. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia. A claims list is provided in appendix 1.

Relative to the early stage of the Anatacau project, the property is not subject to any environmental liabilities.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located 55 km northwest of the Cree community of Nemaska (Figure 1). It lies about 30 km east of the James Bay Highway and 10 km southwest of the access road between Hydro-Québec's dyke OA-11 on the Opinaca Reservoir and the Eastmain 1-A central. A high-voltage (735 kV) power line runs along the eastern edge of the property. A low voltage (69 kV) power line is present about 1 km north of the property.

The property is accessible by helicopter from the Opinaca airport located 6 km north of the property. The landing strip is easily accessible via the paved James Bay Highway to kilometre 395, then along 45-km of all-weather gravel roads. Since the fall of 2007, an ATV trail runs thru the northeast part of the property to the centre of the project area (Anatacau Lake and Franto area). The trail was developed to provide access to trenching sites. A new extension of the Franto trail leads, since summer 2011, to the Hercules area.

Topographic relief on the property is typical for the James Bay area of north western Québec. It is characterized by gentle relief with rolling hills, abundant lakes, rivers, streams and swamps and sparse to medium density conifer forests. Altitudes range between 220 and 310 metres above sea level. The drainage pattern is marked by the presence of numerous lakes on the property, including Anatacau Lake in the central part. Numerous bogs and fens occur in the south half of the property. Water drains north, toward the Eastmain River.

The ground is snow covered from mid-October to mid-May preventing all fieldwork with the exception of drilling and geophysical survey.

ITEM 8 HISTORY

The first geological reconnaissance work in the Eastmain River area was performed by the Geological Survey of Canada (Low, 1897). The first mineral exploration programs in this area took place in 1935 and 1936, by Dome Mines Ltd (McCrea, 1936), who conducted geological reconnaissance and prospecting work. A few trenches and drill holes were done at the time on two gold showings (Dome A and K) along the shores of the Eastmain River, about 70 km east of the Anatacau property. Shaw (1942) was among the first to take an interest in the geology of the Eastmain River greenstone belt. Eade (1966) followed suit, with systematic regional mapping at a scale of 1:1,000,000. Later on, a geological survey was conducted by the *Ministère des Richesses*

naturelles du Québec in the early 1960s (Eakins *et al.*, 1968), covering all of map sheet 33B/04, the west part of map sheet 33B/03, and the east part of map sheet 33C/01. Franconi (1978) mapped the Lower Eastmain volcano-sedimentary belt at a scale of 1:100,000. This work covers the Anatacau property.

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region (Vallières, 1988). The Government gave the SDBJ the exclusive right to hold mining titles in this territory, in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs. A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. In the mid-1980s, the Government of Québec suspended the SDBJ's monopolistic advantage and the land once again became accessible to prospectors and private companies.

After land access was opened up in the James Bay territory, very little exploration work was conducted on the Anatacau property. The region was however thoroughly covered by various regional mapping surveys conducted by the *Ministère des Ressources naturelles du Québec* (MRNQ). The most recent mapping survey was conducted in 1999 by Moukhsil (2000).

Virginia Gold Mines Inc. conducted reconnaissance work in 1996 on the Anatacau property. The company discovered a gold showing, named Anatacau, grading **1.63 g/t Au** and located 2 km east of Anatacau Lake. The surface sample was taken from a quartz vein with 10% pyrite-arsenopyrite, hosted in a shear zone.

Table 1: Summary of mineral showings discovered in the Anatacau property area

Showing	NTS	Company and date	Mineralization	Best results
Anatacau (Au)	33C/02	Virginia Gold Mines Inc. (1996)	Quartz veins + 10% AS-PY in a deformed felsic tuff	Grab sample: **1.63 g/t Au**
Isabelle (Au)	33C/02	Virginia Mines Inc. (2007)	Sheared and silicified wacke + 2-10% PO-PY + FP dykes + contact with a basalt	Channel: **4.20 g/t Au / 13.61 m** **17.86 g/t Au / 3.0 m** **11.03 g/t Au / 3.0 m** Drill hole: **37.46 g/t Au / 5.0 m** **2.75 g/t Au / 10.0 m** **1.33 g/t Au / 19.0 m** **(Incl. 4.92 g/t Au / 3.0 m)**
Contact Zone (Au±Zn± As±Cu)	33C/01	Carat Exploration Inc. Virginia Gold Mines Inc. (1996) Arianne Resources Inc. (2006)	Quartz-tourmaline veins + PY and visible gold in mafic tuff and basalt	Grab sample: **43.75 g/t Au** Channel: **1.1 g/t Au / 8.0 m** Drill hole: **4.7 g/t Au / 3.1 m**
Chino Zone (Au±Ag)	33C/01	Carat Exploration Inc. Virginia Gold Mines Inc. (1996)	Strong silicification + Quartz-tourmaline veins + 10% AS, 1-5% PY-PO hosted in mafic tuff and basalt	Channel: **4.9 g/t Au / 3.0 m** **5.81 g/t Au / 9.0 m** **7.94 g/t Au / 4.0 m** Drill hole: **15.58 g/t Au / 5.4 m**
Lac Renard (Au±As)	33C/01	Virginia Gold Mines Inc. (1997)	Deformed basalt + quartz veins + 2-4% AS ± CP ± PY	Grab sample: **3.81 g/t Au and >10 % As** **6.38 g/t Au and 2.67 g/t Au**
Cyr Zone (Au±Zn± Pb±Ag)	33C/02	James Bay Mining Corp. (1964-1965) Carat Exploration Inc. (1996)	Quartz veins + PY-SP-GL in deformed tonalite	Grab sample: **3.81 g/t Au, 3.7 g/t Ag, 4600 ppm Zn, 1900 ppm Pb** Drill hole: **13.5 g/t Au, 1.94% Cu / 0.7 m**

Bear Island (Cu-Au)	33C/02	James Bay Mining Corp. (1964) Eastmain Resources Inc. (1996)	Massive to semi-massive sulphides (PY, PO, CP, BN) in an altered tuff	Grab sample: **7.5 g/t Au, 1.6% Cu** Drill hole: **5.21% Cu / 1.1 m**
Reservoir Deposit	33C/07	Eastmain Resources Inc. (1996)	PO-CP stockwerk in altered mafic lavas and FP porphyry dykes	Inferred resources : **300 000 oz Au** and **13.6 kt Cu.**
QET Zone (Au-Cu-Ag)	33C/01	Eastmain Resources Inc. (1997)	Breccia zone mineralized up to 50% PY-PO-MG at a contact with a granite	**1.05 g/t Au** and **0.21% Cu / 2.0 m**
			Mineralized contact (PY-PO-CP) between a basalt and a felsic intrusive	**8.02 g/t Au / 2.0 m; 1.8 g/t Ag / 1.0 m** and **9600 ppm Cu**

Elsewhere, no gold and base metal showings were found, except for a few occurrences to the north and northeast of the property. The most recent exploration work began in the fall of 2006 by Arianne Resources Inc., in an area northeast of the property. Their work yielded grades up to **4.7 g/t Au / 3.1 m; 14.58 g/t Au / 5.4 m** and **31.44 g/t Au / 2.6 m** in drill holes, near the Contact and Chino Zone. A summary of significant mineral occurrences discovered in the general area of the Anatacau property is provided in Table 1.

In 2005, IAMGOLD-Québec Management Inc. conducted or mandated consulting firms to perform the following work on the Anatacau project (Caron, 2006):

- MIR Télédétection conducted a study of topographic data and Landsat remote sensing data in order to identify lineaments and trace alteration signals;

- A lake-bottom sediment sampling program was conducted in mid-July by field crews from IOS Services Géoscientifiques. A total of 93 samples were analyzed at Actlabs by two (2) different methods: ICP-MS ultratrace-1 analysis et INAA-enhanced analysis;

- A till sampling survey (130 samples) was conducted on the property by Les Consultants Inlandsis. Samples were processed by Overburden Drilling Management Ltd at their facilities in Ottawa, for heavy mineral extraction and gold grain counts. Also, ¼ of the samples were processed for diamond indicator minerals. Heavy mineral concentrates (HMC) were subsequently analyzed for various elements;

- Prospecting work was performed during the summer of 2005. Overall, six (6) days were spent to cover as much land as possible;

- A helicopter-borne magnetic and electromagnetic (AeroTEM II) survey was conducted in November 2005 by Aeroquest Ltd.

During the summer of 2006, IAMGOLD conducted further exploration work on the Anatacau project. A prospecting and geological sampling program (233 rock samples and 66 boulders), Beep-Mat traverses and till sampling (156 samples) were carried out (Caron, 2007).

In 2007, IAMGOLD-Québec Management Inc. and Virginia Mines Inc. signed an agreement enabling the latter to pursue exploration work on the property. In the summer of 2007, Virginia completed an initial geological reconnaissance program and ground follow-up work on various geological, geochemical, and geophysical anomalies defined in previous work. During this first effort, the Franto showing was discovered (grab sample #178559: **8.23 g/t Au**), while at about the same time, another field crew from Virginia uncovered the Isabelle showing on the Wabamisk property (grab sample #177525: **2.61 g/t Au**). The latter is located 100 metres from the western limit of the Anatacau property. Subsequently, a second field program targeted the two showings, to perform mechanical trenching and channel sampling. Results were very encouraging. The Franto showing yielded grades of **4.82 g/t Au / 4.0 m; 1.24 g/t Au / 4.0 m and 9.28 g/t Au / 1.0 m** (TR-AN-07-001) and the Isabelle showing graded **6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m** (TR-WB-07-001 and 002) (Oswald, 2008). In the late fall of 2007, ground-based induced polarization and magnetic surveys were conducted on the Franto (IP = 54 km; Mag = 64 km) and Isabelle (IP = 46 km; Mag = 54 km) grids (Tshimbalanga, 2008). Nearly 12 km of the geophysical survey on the Isabelle grid fall within the Anatacau property limits.

In the spring of 2008, four (4) drill holes totalling 670.6 metres tested the Franto showing and the extensions of the Isabelle showing on the Anatacau property. On the Franto grid, mineralization and alteration patterns observed in drill core are similar to those observed on surface at the showing, demonstrating that the mineralized system is still present. Gold assay results are low however, with 23 ppb Au / 1.0 m (AN-08-002), 24 ppb Au / 1.0 m (AN-08-003), and 76 ppb Au / 1.0 m (AN-08-004). On the Isabelle grid, the tested IP anomaly is entirely hosted in basalts. On surface, the showing occurs along the contact between sedimentary rocks (wackes) and basalts. The northeast extension of the Isabelle showing does not correspond to the IP anomaly and thus has not been investigated. The best gold grades were 39 ppb Au / 1.0 m (AN-08-001). Refer to Cayer and Oswald (2009) for further description of the drilling program.

Field work conducted during the summer of 2008 investigated IP anomalies defined in the 2007 survey and reconnaissance work in off-grid areas with anomalous outcrops and till values was performed. A total of 515 rock samples were collected during the field program. Of these, 424 were collected on outcrops, 80 from erratic boulders, and 11 are channel samples. As a result, two (2) anomalous areas were defined on the Franto grid, one (1) on the Isabelle grid, and three (3) off-grid. Target areas on the Franto and Isabelle grids are characterized by the presence of anomalous outcrops coinciding with proximal IP anomalies. Outcrops graded up to **0.72 g/t Au, 8.1 g/t Ag** and **1.81% Cu** (#245069) on the Isabelle grid, whereas on the Franto grid, several outcrops showed anomalous gold and base metal contents such as **262 ppb Au** (#244941), **11.0 g/t Ag** (#244603) and **0.98% Cu** (#244627). In off-grid areas, the northeast part of the property is characterized by outcrops grading up to **3.6 g/t Au** (#244722) in sedimentary rocks, and two other areas located in the east part of the property are characterized by anomalous gold values in till (Cayer and Oswald, 2009).

Field work carried out by Virginia during the summer of 2009 included prospecting, mapping and till sampling. 441 rock samples and 74 till samples were collected during the 2009 exploration campaign. One gold showing (Hercules) was discovered in a pyrite-rich shear zone crosscutting feldspar porphyry intrusive rocks which assayed up to **4.3 g/t Au** in grab samples (Poitras and Cayer, 2010).

During the winter of 2010, a further 30 holes (4214 m) were drilled on the Isabelle showing and surrounding IP anomalies. Significant results include **37.46 g/t Au over 5 m** in hole WB-10-12, **2.02 g/t Au over 7 m** in hole WB-10-03, **2.75 g/t Au over 10 m** in hole WB-10-04 and **5.89 g/t Au over 2m** in hole WB-10-07. These holes are completely within the Wabamisk property but are collared less than 100 m west of the boundary with the Anatacau property. Refer to Poitras (2011b) for a complete description of the Wabamisk drilling program.

373 rock samples and 31 till samples were collected during the 2010 exploration campaign. Extensive outcrop sampling and Beep-mat surveying was conducted in the area of the Hercules showing (**4.3g/t Au** in grab sample). The Hercules showing was hand stripped and was observed to be a minor shear measuring 2 m long by 10 cm thick. A cluster of four tills collected down-ice from Hercules has high gold-grain counts, ranging from 14 to 32 grains. A previously reported gold showing on the peninsula separating the two lobes of Anatacau Lake was revisited and gold values were repeated. The gold mineralization appears to be related to a regionally extensive contact between basalts and graywackes. The gold values obtained are low (maximum **2 g/t Au**) but the geological context is promising. Exploration work on the tonalitic Aupiskach pluton, which covers the southern part of the property, did not reveal any mineralization, deformation or alteration (Poitras, 2011a).

ITEM 9 GEOLOGICAL SETTING

9.1. Regional Geology

The Anatacau project is located in the James Bay region, which lies in the central Superior Province comprising four (4) geological subprovinces. These are, from north to south, the La Grande, Opinaca, Nemiscau, and Opatica subprovinces. These subprovinces are essentially composed of volcanic, plutonic, and sedimentary rocks that were subsequently intruded by post- or late-tectonic granitic intrusions. The Anatacau property is underlain by rocks of the Archean La Grande Subprovince (Figure 3).

The La Grande Subprovince is primarily composed of volcanic and plutonic rocks (Card and Ciesieski, 1986). It wraps around the Opinaca Subprovince to the west, forming a large crescent, and is generally separated from the latter by intrusive contacts. However, contacts with the Nemiscau and Opinaca subprovinces are transitional, grading from dominantly volcano-sedimentary rocks to paragneisses. No ductile faults are reported along the contact zone. The La Grande Subprovince comprises about 85% syn- to late-tectonic plutonic rocks and two (2) greenstone belts, namely: (1) the La Grande greenstone belt (LGGSB), and (2) the Middle and Lower Eastmain greenstone belt (MLEGSB). The Anatacau property covers the west part of the Lower Eastmain greenstone belt.

The MLEGSB extends along an east-west axis for about 300 km lateral distance by 10 to 70 km wide and is bounded to the south by a major unconformity. It is composed of volcanic and sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbros to monzogranites.

The MLEGSB is characterized by volcanic rocks of the Eastmain Group, which is subdivided into 4 volcanic cycles and 5 formations (Boily and Moukhsil, 2003). The Kauputauch Formation forms the first volcanic cycle (2752-2739 Ma) and is composed of massive to pillowed flows of tholeiitic metabasalts and andesitic basalts, and felsic flows overlain by a sequence of felsic to mafic tuffs.

The second volcanic cycle (2739-2720 Ma) comprises the Natel Formation. It is composed of komatiites, komatiitic basalts, and massive to pillowed tholeiitic basalts and andesites.

The Anatacau-Pivert Formation, occurring in the study area, forms the third volcanic cycle (2720-2705 Ma) and is composed of metabasalts, amphibolitized andesites, rhyolites and tuffs. The entire assemblage is overlain by sedimentary rocks (siltslates, mudslates, and conglomerates). Volcanic activity in this cycle is accompanied by moderate, mainly syntectonic plutonism.

The Komo and Kasak formations, which represent the fourth and last volcanic cycle (<2705 Ma), mainly consist of massive or pillowed basalts, komatiitic basalts and minor andesites. These rocks are amphibolitized and have a tholeiitic affinity. Minor units of felsic ash tuff are interdigitated in this formation. Calc-alkaline felsic lapilli tuffs also alternate with minor amounts of mafic tuff (Mouksil and Doucet, 1999). Cycles I, II and IV of the Eastmain Group are not present within the Anatacau property.

Two periods of sedimentation overlie these volcanic cycles, accompanied by various episodes of plutonic magmatism. At the base, the Wabamisk Formation (>2705 Ma) is composed of volcaniclastic layers, with andesitic lapilli tuffs and beds of crystal tuff, polygenic blocky tuff, mafic to felsic blocky tuff, ash tuff and crystal tuff. The formation is capped by a unit of polygenic conglomerate dominated by tonalitic pebbles and another unit of polygenic to monogenic conglomerate with diorite and granodiorite pebbles, interbedded with sandstone beds, tuff layers and iron formations.

Next comes the dominantly metasedimentary Auclair Formation (<2648 ±50 Ma), comprising wackes, polygenic conglomerates, and oxide-, silicate-, and sulphide-facies iron formations. It is interpreted as the weakly metamorphosed equivalent of metatexites of the Laguiche Basin in the Opinaca Subprovince. It is present in the north part of the Anatacau property.

Tonalitic to granodioritic plutons are grouped into three categories, *i.e.* synvolcanic, syntectonic, or post- to late-tectonic plutonism. Gabbro dykes crosscut all of the above.

Previous work conducted in the MLEGSB has outlined three (3) phases of deformation. The first (D1) is characterized by an E-W-trending schistosity, ranging in age from 2710 to 2697 Ma. The second phase of deformation (D2) is marked by a NE-SW-trending schistosity, broadly N-S in many locations, the age of which is estimated between 2668 and 2706 Ma. The third phase of deformation (D3) affects syn- to post-tectonic intrusions is less penetrative and thus not as obvious on a regional scale; it is mostly visible in metasedimentary rocks, in the form of a WNW-ESE to NW-SE-trending schistosity. This last deformation event is dated at <2688 Ma, which corresponds to the age of metamorphism. Given the age of the Nemiscau Subprovince

(<2697 Ma), it is unlikely to bear traces of the first phase of deformation (D1) recognized in the MLEGSB.

The regional metamorphic grade observed in volcanic and sedimentary rocks of the Anatacau property is generally the upper amphibolite facies and locally the greenschist facies.

9.2. Local Geology

Mapping conducted from 2007 to 2011 greatly improved our understanding of the various mineral occurrences observed on the Anatacau project. New outcrops led us to pinpoint the location of certain contacts, while generally preserving the geological framework proposed by recent MRNQ mapping.

From the south part of the project northward, the core of the Aupiskach tonalitic intrusive was partly mapped; its granodioritic rim was investigated along the contact with the Anatacau-Pivert Formation. In the northeast part, a few outcrops of mafic lavas are still observed less than 100 metres from the internal edge of the intrusive.

In mafic units of the Anatacau-Pivert Formation, mapping and trenching enabled us to trace the following units: abundant mafic lavas and gabbro, with various amounts of felsic lavas, followed by iron formations and wackes. Detailed mapping of trenches revealed the presence of other units such as lapilli tuffs, arenites, mudrocks, exhalites, ultramafic intrusives, and numerous QFP dykes. These are all minor units compared to the mafic lavas.

The felsic lava unit overlying mafic lavas of the Anatacau Formation also contains a few sedimentary units of wacke and iron formation.

The sedimentary Auclair Formation consists of paragneisses and weakly metamorphosed sedimentary rocks (arenite, wacke, iron formation). This formation is dominant in the north third of the Anatacau property. Rare outcrops of mafic and felsic lavas were mapped, as well as gabbro and diabase dykes.

A small apophysis from the Kapiwak pluton was observed in rocks of the Auclair Formation in the west part of the property. Our mapping seems to suggest the apophysis is somewhat smaller than reported by MRNQ mapping.

Some large scale glacial landforms including crag and tails and drumlins are displayed on the Anatacau Property in association with a dominant and youngest and ice flow to the southwest (240° to 250°). A former ice flow to the north-west, with orientation values clustering at 290° and 330° is indicated by striations preserved on southeasterly tilted rock surface. In addition, a huge segment of the Sakami frontal moraine is present immediately north of the property, revealing that the south-west ice flow lasted until the final deglaciation in this area. No esker system is known on the Anatacau property. Except for small occurrences of glacial lacustrine sediments on lower lands, the glacial geologic context is favorable for the application of till sampling and indicator tracing technique.

ITEM 10 DEPOSIT TYPES

Orogenic lode-gold deposits are the primary deposit type being investigated. Although these deposits can occur in any lithology, particular attention is paid to sedimentary rocks given that both the Éléonore deposit and the Isabelle zone occur in graywackes. The primary exploration targets are fault zones and theses are targeted using lineaments analysis on regional magnetic surveys, topographic maps and satellite images. Other targets include bends in regional foliation, lithological contacts, borders of intrusions, metamorphic gradients and contacts between sub-provinces.

Cu-Au porphyry deposits are a secondary deposit type being investigated on the Anatacau property. Several Cu-Au ± Ag veins have been identified in the northern and central portions of the adjacent Wabamisk property, which are spatially related to feldspar porphyry dykes and or intrusions. No clear genetic relation has been established between mineralization and intrusive bodies. Exploration targeting for this type of deposit involves the identification of potassic alteration and major fault zones.

For both deposit types our exploration is heavily dependent on foot traverses, chip and boulder sampling and outcrop descriptions. Till sampling and analysis is also used to target exploration areas. Once a gold showing has been identified exploration then proceeds to mechanical striping, channel sampling, detailed mapping and, eventually, drilling.

ITEM 11 MINERALIZATION

Several different types of mineral occurrences are reported in the MLEGSB (Moukhsil *et al.*, 2002; Gauthier and Laroque, 1998). They may be classified according to their genetic model and age of emplacement as follows: 1) synvolcanic mineralization (2710-2752 Ma), 2) syntectonic mineralization (2697-2710 Ma), and 3) post-tectonic mineralization (~2687 Ma).

Synvolcanic occurrences represent nearly 50% of known showings in the MLEGSB; these include sulphide-facies iron formations (Fe, Cu, Au, Ag), volcanogenic occurrences (Cu, Zn, Ag, Au), and magmatic occurrences, namely porphyry/mantos-type (Cu, Au, Ag, Mo) and epithermal (Au, Ag, Cu, Zn, Pb).

Syntectonic occurrences represent slightly more than 40% of known showings and include orogenic deposits related to phases of deformation D1 and D2 (Au, As, Sb). This category also includes gold deposits associated with oxide- or silicate-facies iron formations (Au, As). Finally, post-tectonic occurrences are scarce and correspond to lithium- or molybdenum-enriched pegmatites.

Mineralization is widespread on the Anatacau property. Pyrite and pyrrhotite are the most common sulphide phases, followed by arsenopyrite, locally occurring in significant concentrations. Chalcopyrite and bornite were observed in a few locations. Sulphides occur in all mapped units, whether sedimentary, volcanic, or intrusive in origin. Sulphides generally occur as disseminations and occasionally as thin mm-scale to cm-scale veins and veinlets.

In iron formations, pyrrhotite is the dominant sulphide phase (<25%) followed by pyrite. Mafic lavas contain more pyrite than pyrrhotite. Very high arsenopyrite contents are occasionally observed in mafic lavas, associated with QZ-TL veins and QFP dykes (Franto showing). Most gold anomalies are associated with mafic lavas and wackes crosscut by quartz veins and veinlets. Although, the most important gold showings discovered in the property and surrounding area are found within shear zones (Franto, Hercules, Isabelle).

The **Franto** showing is the significant mineralization discovered on the property. Franto consists of disseminated euhedral pyrite and veinlets in an E-W striking shear zones, hosted in gabbro and basalt, which assayed **8.23 g/t Au** (grab sample #178559), **4.82 g/t Au / 4.0 m, 1.24 g/t Au / 4.0 m and 9.28 g/t Au / 1.0 m** in trench TR-AN-07-001. The shear zone is surrounded by quartz-tourmaline veins and semi-massive to massive arsenopyrite veins. In the spring of 2008, three holes were drilled to test the lateral and depth extensions of the showing, but no significant values were obtained. However, the mineralized system is still present at depth and lateraly, as observed in drill holes (Cayer and Oswald, 2009). A thick overburden layer covers both extensions (east and west) of the shear zone and the west extension is associated with a medium-strong IP anomaly (PP-27), which extend at least to 400 metres to the west of the Franto outcrop (TR-AN-07-001). This IP anomaly, that seemed to correspond to the extension of the mineralized zone, remains unexplained and should be investigated by mechanical stripping or diamond drilling.

The **Hercules** showing itself is a small E-W striking shear in a feldspar-porphyry intrusion, in contact with basalts and wackes. Mapping revealed that the shear has limited thickness (10-20 cm) and no lateral extension beyond the four meters (4 m) exposed on the outcrop. The Hercules showing grades **4.3 g/t Au** (grab sample #167095), **4.66 g/t Au** (grab sample #212137) and **1.71 g/t Au over 1 m** in trench TR-AN-11-01. All of the anomalous gold values are within the small shear zone mentioned above.

Northeast of Anatacau Lake, a few outcrops with anomalous gold values up to **3.6 g/t Au** (grab sample #244722) were discovered during 2008. On the adjacent Wabamisk property held by Virginia Mines Inc., grab samples from the same lithological unit yielded grades reaching **12.02 g/t Au** (#178392) and **359.6 g/t Au** (grab sample #224194). This area is dominated by a sedimentary sequence (wackes), from the Auclair Formation, that exhibits mineralization and alteration patterns commonly observed near gold deposits such as Éléonore (Cayer *et al.*, 2006). For example, silica, aluminosilicates, tourmaline and potassic alteration were all observed in the unit, and mineralization is dominated by arsenopyrite, followed by pyrrhotite and pyrite.

ITEM 12 EXPLORATION

A diamond drilling campaign and a geological reconnaissance program were conducted in 2011. The six (6) holes drilling campaign, totalling 1272 line metres, took place from March to April 2011 and was performed to test the Isabelle zone and surrounding IP anomalies. Most of these holes are completely within the Wabamisk property but are closely collared to the boundary with the Anatacau property. Two (2) of these holes are collared within the Anatacau property, less than 75 m east of the boundary with the Wabamisk property, in order to test the hangingwall

zone, which extend in the Anatacau Property, and the vertical extension of the Isabelle zone. A description of the drill holes is provided in Item 13, further in this report.

The geological reconnaissance program took place between June and August 2011 concurrently with exploration on the neighbouring Wabamisk, Opinaca and Assini properties held by Virginia Mines Inc. The field crew was composed of: Stephen Poitras (geologist, project leader), Mathieu Savard (geologist, project leader), David Vachon (geologist-in-training), Sandra Lavoie (geologist-in-training), Jonathan Lavoie (geology student), Marie-Eve Tremblay (geology student), Richard Audet (geology student), Gabrielle Rochefort (geology student), Baba Kane (geology student), Yvon Perry (technician), Renaud Fortin (technician), Tommie Valin (technician) and Toby Mayappo (assistant-technician). The Quaternary sampling crew was composed of Jean-François Aubin (geographist), Mouloud Boukert (technician) and Michael Bolduc (technician). Field crews were mobilized in the field by helicopter from Virginia's Wabamisk-Anatacau base camp, located northeast of the Eastmain OA-11 dyke.

A total of 96 outcrops and boulders were described and 144 rock samples were collected during the field exploration program. All samples were analyzed for gold by Laboratoire Expert in Rouyn-Noranda, Québec and selected samples were analysed for 30 chemical elements (Scan 30) by Activation Laboratories in Ancaster, Ontario. Of these, 129 were collected on outcrops and 15 from boulders (float). Lists of all outcrops, boulders and samples are provided in Appendix 3a and 3b, along with their location and main geological features.

12.1 Trenching

The primary objective of the 2011 exploration campaign was to explain and perform a detailed mapping of the **Hercules** showing (**4.3g/t Au** grab sample) discovered late in 2009 exploration season and resampled during 2010. Two (2) trenches have been open with a mechanical excavator (Kubota KX-161), for a total of about 1040 m^2. The first trench, TR-AN-11-01, was performed directly on the showing and also covered the IP anomaly adjacent to it. Detailed mapping revealed that the Hercules showing is a small E-W striking shear in a feldspar-porphyry intrusion, in contact with basalts and wackes. It is mineralized with 5-20% of fine grained disseminated pyrite and pyrite veinlets, along with quartz veinlets and chlorite alteration. Mapping revealed that the shear has limited thickness (10-20 cm) and no lateral extension beyond the four meters (4 m) exposed on the outcrop. The Hercules showing grades **4.3 g/t Au** (grab sample #167095), **4.66 g/t Au** (grab sample #212137) and **1.71 g/t Au over 1 m** in trench TR-AN-11-01. All of the anomalous gold values are within the small shear zone mentioned above. The trench was almost sampled throuhout with channel and grab samples, but no other significants gold values were obtained. A total of 31 grab samples and 13 channel samples for a total of 13 metres were collected on the trench. Trenches maps are available in map pocket annexed to this report.

The IP anomaly is explained by the presence of disseminated pyrite (2-10%) in tonalitic dyke swarms crusscutting basalts, feldspar-porphyry and arenites, along with the presence of pyrite veinlets in the basalts and shear zone. Lithostratigraphy of the Hercules area is summarised as follow; Basalts are at the base, overlied by a small lense of thin bedded arenites. Feldspar-

porphyry intruded the arenites and is also found at the contact between these and the basalts. Gabbro intrusions, which are frequently observed in the area surrounding the Hercules showing, crosscut the feldspar-porphyry, arenite and the basalts. They are locally overprinted by schistosity (S2) and their contacts are often deformed, which means that they are syn-to late-tectonic. Finally, tonalitic dyke swarms, often mineralized with pyrite, crusscut all of the above. These dykes could be associated to the close Aupiskach tonalitic intrusive, which covers the southern part of the property. White quartz veins are often observed in tonalitic dykes and at the contacts between gabbro and surrounding rocks. The quartz veins are numerous but they rarely contain more than trace amounts of sulphides.

Trench TR-AN-11-02 was performed about 200 metres east of the Hercules showing to explain the same IP anomaly and to find other shear zones. This also provided more geological data and samples to the covered area. Lithologies encountered in this trench are mostly sediments (arenites) in contact with basalts, both of them intruded by tonalitic dykes. Some quartz-tourmaline veins crosscut all the units. The IP anomaly is explained by the presence of disseminated pyrite (2-5%) in tonalitic dykes and in arenites. This trench was also sampled with channel and grab samples, but no gold values were obtained. A total of 6 grab samples and 13 channel samples for a total of 8.9 linear metres were collected on the trench. Trenches samples description and results are summarised in Appendix 3c.

The Hercules showing revealed to be very punctual and lack of width and extensions. No significant gold mineralizations were intersected in the area, but the geological context is now quite understood. Therefore, no more prospection is recommended in the area covered by the 2010 and 2011 field works.

The area north of the Hercules showing is either swampy or heavily forested and few outcrops were observed. Mechanical stripping revealed that the feldpar-porphyry intrusion, hosting the gold anomalous shear zone, is larger than expected and is dominant in the north third of the trench (TR-AN-11-01) up to the northern limit, 20 metres before the stream. Therefore, it is strongly suggested that this intrusive body lies under the swamp and low land area, north of the Hercules showing. Grab samples collected from this sligthly mineralized porphyry did not yielded significant gold values, but it remains a good target for potential shear zones. Furthermore, gold in till anomaly is present down-ice from this area and could not been explain by the presence of the Hercules showing. Charbonneau (2008) strongly suggest that the source of this gold in till anomaly may be present in the area north of Hercules. Futur work could include mechanical stripping to explain the medium-strong and extensive IP anomaly north of the Hercules area. This area was covered by the 2007 geophysical surveys (Mag, IP) following the discovery of the Franto showing (Cayer and Oswald, 2009).

12.2 Outcrops and boulders sampling and mapping

The second exploration target was the post-tectonic Aupiskach tonalitic intrusive, which covers the southern part of the property, and its contact with the Anatacau-Pivert volcanic formation. Very little exploration effort had been dedicated to this intrusive before 2010 and gold grains in till samples suggested that a gold source may be located within the intrusion or near the contact.

Prospecting and mapping were conducted using a Beep-Map (a portable electromagnetic survey instrument that detects conductive and magnetic outcrops or boulders). Approximately 45 samples were collected from this intrusive and within the area surrounding the contact. A significant gold value of **2.33 g/t Au** (#230065) was obtained within intermediate volcanic rocks. This new showing is situated about 300 metres from the Aupiskach pluton contact. The rock is altered (chlorite-biotite and quartz veinlets), deformed and mineralized with 1 to 5% of pyrrhotine. No gold or base metal results were obtained from the intrusive. A follow-up program covering the area surrounding this new showing is suggested for futur exploration program.

The peninsula separating the two lobes of Anatacau Lake, centered at UTM (Nad 27) 382900E, 5775300N, is the site of a few copper-gold showings. Notably, sample #177533 assayed **1.03g/t Au** and **1.98%Cu** (Cayer and Oswald, 2009). A two days follow-up work was performed in this area, in order to resample the anomalous outcrop, which is part of the rocky shore of Anatacau Lake, on the north side of the peninsula. During the 2010 exploration program, anomalous gold values ranging from **0.9** to **2.1 g/t Au** were collected from wackes with quartz veinlets. The samples are located at an extensive contact between basalts and graywackes. The samples contain quartz veins and veinlets, biotite and sericite alteration, disseminated pyrite and surface iron oxide. Resampling did not yield higher gold values. However, lab results suggest the presence of free gold in the sample #230120 (resampling from #217523), with results ranging from **4.53 to 15.36 g/t Au** (Gold Fire Assay, Gravimetric Finish). Metallic sieve reanalysis finally yielded gold value of **0.63 g/t Au**. This outcrop had already been sampled by Cambior (Caron, K., 2006) but the gold values reported had never been repeated by Virginia. Water from Anatacau Lake laps over this outcrop and the high-level mark for the lake is above the latter.

Table 2: Best grades obtained from mineralized outcrops

Sample	Type	Meter	AuPPB	AgPPM	CuPPM	Area	UtmEast	UtmNorth
							NAD 27 - Zone 18	
212137	C		4860			Hercules	387809	5774249
212133	R	1.0	1710			Hercules	387811	5774250
230065	C		2330			SW of Hercules	387077	5773809
230120	C		630			Peninsula	383017	5775841

12.3 Till sampling

Twenty-two (22) till samples were also collected throughout the property to analyze heavy mineral concentrates (HMC) for gold and to perform gold grain counts. The HMC were also analysed for kimberlite indicator minerals. These samples were collected by employees of Services Techniques Géonordic under the supervision of Rémi Charbonneau (Inlandsis Consultants). Processing was contracted to ODM of Nepean, Ontario for visible gold grain counting, kimberlite indicator minerals and for the preparation of dense mineral fraction which were submitted to Laboratoire Expert of Rouyn-Noranda for gold Fire-Assay analysis. Then, samples were sent to Activation Laboratories in Ancaster, Ontario for chemical analysis of 30 additional elements (Scan-30). The tills were collected down ice from possible gold sources which were identified by Charbonneau in 2008, to better define the anomalous fans. 2 tills

samples stand out for their gold grain counts. Samples AN-11-005 and AN-11-002 contain respectively 12 and 8 gold grains and they are distant of 620 metres apart. These tills are positioned about 300 m to 1km down-ice from the low-land and swampy area NE of the Hercules showing. Most of the gold grains are reshaped in these tills but they are well grouped together within the gold anomalous tills cluster defined during 2008 to 2010. These provide an interesting fan down-ice to the Hercules showing area. No kimberlite indicator minerals were observed in the tills collected during the 2011 exploration campaign. Till samples descriptions are provided in Appendix 3d.

ITEM 13 DRILLING

A six (6) hole, 1272 m drilling campaign was conducted on the Isabelle zone and surrounding area on the adjacent Wabamisk property. Drilling was performed by Forages G4 of Val-d'Or, Québec and supervised by Services Techniques Géonordic of Rouyn-Noranda in March and April of 2011. All holes have an NQ core diametre.

The main objective of the campaign was to test gold mineralization on the Isabelle zone's hangingwall, at depth and along the south extension strike. Regional induced polarization targets were the second objective of this drilling campaign. A list of drill holes locations and gold intercepts are available in Table 3.

The Isabelle zone consists of shear hosted quartz veins in graywackes and feldspar-porphyry dykes. The sedimentary package in the area strikes north to northeast and dips 65-70 degrees to the east. It is approximately 100 m thick in an east-west direction. The western, sheared, contact of the sediments is with foliated metabasalts while the eastern contact is intrusive against undeformed tonalite. Towards the north the sedimentary package is faulted against metabasalts. The feldspar porphyry dykes cross-cut the metabasalts and the sediments but are not found in the tonalite. The gold-bearing quartz veins and veinlets are emplaced in feldspar-biotite graywakes and in feldspar porphyry dykes and preferentially at the contact between these two units. The veins occur along or parallel to faults (highly schistose rock) and the veins often contain fragments of host rock (septum). Sulphide mineralization in the gold-bearing zones consists of 1-3% pyrrhotite and trace amounts of pyrite and chalcopyrite. Alteration minerals in the wall rock are 10-25% biotite (sometimes altered to chlorite) and feldspar (plagioclase and microcline) whereas the quartz veins contain up to 30% plagioclase and accessory muscovite (<2%) and biotite (<2%).

Drill holes were oriented to traverse the veins perpendicular to their strike and dip, therefore holes with dips of -50° are near perpendicular to the gold zone and gold intercepts represent true widths. The drills were backed away from the surface showing and from the holes performed in 2010, onto the ice of Anatacau Lake, in order to test the hangingwall zone and to continue testing the zone at depth. Due to the warm temperature during the winter of 2010, the ice on Anatacau Lake was never thickened enough to bear the weight of the drill and auxiliary equipment, so the Isabelle zone was not tested at a great depth. During winter 2011, much colder conditions permited us to get a large ice pad (200 x 300 m) on Anatacau Lake, in ordeal to test the gold bearing zone hangingwall, vertical and to the south extensions.

Two (2) of these holes were collared in the Anatacau property, in order to intersect potential sheared and mineralized zones in the hangingwall of the Isabelle zone, which extend in the Anatacau property. These drill holes were also targeting the vertical extension of the shear zone. The two (2) holes were collared on the Anatacau Lake ice pad thickened during January and February 2011. Holes WB-11-33 and WB-11-34 encountered favorable lithologies i.e.: wackes and feldspar porphyry dykes, with few quartz veins and veinlets in sheared rock. Both holes also intersected atypical shear zones with quartz veinlets, bleaching and PO (CP) mineralization at about 120 and 130 m under the surface, but no significant gold values were obtained from these zones. We interpret them to be the vertical continuity of the Isabelle shear zone, dipping at approximately 65° to 70° towards the east, and to be weakly developped at such a depth. Significant results from the 2011 drilling campaign include **15.03 g/t Au over 1.0 m** (77 to 78 m) in hole WB-11-33. This gold intercept is hosted in wackes containing garnet alteration and some quartz veinlets with visible gold, typical from the Isabelle zone hangingwall, and is contained within the Anatacau property (See section S0225N and S0250N). Drill logs are provided in Appendix 4.

Drilling have revealed that the Isabelle gold zone is closed towards the north and the south and that the vertical extensions of the shear zone were weakly developped and almost bare of gold mineralization at depth. On the other side, the hangingwall of the zone did reveal to contain mineralization with interesting gold value. Therefore, drilling is recommended to test the hangingwall mineralized zone of Isabelle, which is presumed to extend in the Anatacau property. For a more complete description of the Wabamisk 2011 drilling program, the reader is refered to Ouellette and Vachon (2012).

Table 3: Drill holes data and gold intercepts, Anatacau property.

Hole ID	Target	Collar location (UTM Nad 27) Zone 18	Az/Dip/Length	Au Intercepts (TW=true width)
WB-11-33	Isabelle zone	379585 mE, 5772626 mN	290°/-50°/213 m	**77.0 to 78.0 m – 15.03 g/t Au / 1 m (TW = 1.0 m)**
WB-11-34	Isabelle zone	379603 mE, 5772473 mN	290°/-50°/315 m	NSV

ITEM 14 SAMPLING METHOD AND APPROACH

Drill core was described and sampled at the Wabamisk base camp under the supervision of Services Techniques Géonordic. All half-split core samples are also stored at the Wabamisk camp. The entire core drilled in 2011 was split or sawed in half and sampled for gold by fire-assay at 1 m intervals. Sulphide mineralized and altered samples, suspected of containing gold mineralization, were sawed and all other sections of core were split using a hydraulic core-splitter. On rare occasions where recuperation was poor, samples contained up to 3 m of drill core.

All samples found to contain visible gold were also analysed for gold using metallic sieve assaying in order to compensate for any “nugget effect” caused by the coarse gold.

During the summer program, a total of 144 rock samples were collected over approximately 12 km^2 of the property. Samples are selected at the discretion of the field workers and sampling density varies according to outcrop density and the nature of the rocks (mineralization, alteration, deformation, etc.) in any given area.

Each selected outcrop or boulder is identified with a flag tied to a nearby tree. Another length of flag tape, on which the sample number is written, is tied to a rock similar to the one being sampled and is left at the exact sampling location. The samples are bagged and tagged by employees of Services Techniques Géonordic and transported to the exploration camp.

Collected samples were analyzed for gold via fire assay and were also analyzed for multi-elements by ICP (scan 30). Those returning grades above 500 ppb Au were analyzed by fire assay with gravimetric finish.

Laboratoire Expert, in Rouyn-Noranda, was mandated to perform the gold assays and sample preparation. All the samples for multi-element assays were sent by Laboratoire Expert to Activation Laboratories (Ancaster, ON).

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Drill core samples were delivered from the worksite to the Wabamisk camp by the drilling contractor, Forages G4 and afterwards processed by Services Techniques Géonordic. Grab and channel samples were collected and processed by personnel of Services Techniques Geonordic.

Many of the grab and channel samples were re-examined at the camp, and sample shipping was completed under the direction of David Vachon, one of the authors of this report. Samples of every type (grab, channel and core) were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Québec.

All samples were initially stored in the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Geonordic personnel to Laboratoire Expert's sample preparation facility in Rouyn-Noranda.

Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples did not correspond to the list, the customer was notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample

batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

15.1. Gold Fire Assay AA Finish

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

15.2. Gold Fire Assay Gravimetric Finish

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in

each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

15.3. Metallic sieve

The total sample is dried, crushed and pulverized then screened using a 100-mesh screen. The -100 mesh portion is mixed and assayed in duplicate by fire assay gravimetric finish as well as all of the +100 mesh portion. All individual assays are reported as well as the final calculated value.

15.3. Multi-Elements (from www.actlabs.com : Code 1E1 – Aqua Regia - ICP-OES)

A 0.5-g sample is digested with *aqua regia* (0.5 ml H_2O, 0.6 ml concentrated HNO_3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite. A matrix standard and blank are run every 13 samples.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

Table 4: Code 1E1 Elements and Detection Limits (ppm)

Element	Detection Limit	Upper Limit	Element	Detection Limit	Upper Limit
Ag*	0.2	100	Mo*	2	10,000
Al*	0.01%		Na*	0.01%	
As*	10		Ni*	1	10,000
Ba*	1		P*	0.00%	
Be*	1		Pb*	2	5,000
Bi	10		S*	100	
Ca*	0.01%		Sb*	10	
Cd	0.5	2,000	Sc*	1	
Co*	1		Sn*	10	
Cr*	2		Ti*	0.01%	
Cu	1	10,000	V*	1	
Fe*	0.01%		W*	10	
K*	0.01%		Y*	1	
Mg*	0.01%		Zn*	1	10,000
Mn*	2	10,000	Zr*	1	

Note: * Element may only be partially extracted.

ITEM 16 DATA VERIFICATION

All the samples were analysed for gold via fire assay. As a verification procedure, all the samples returning grades for gold above 500 ppb were re-analyzed by gravimetric assay. The lab results are enclosed in Appendix 5a-5b-5c.

The exploration work conducted by Virginia Mines Inc was carried out using a quality assurance and quality control program according to industry standards for early stage exploration projects. Standard procedures are used in all aspects of sampling and data acquisition.

During 2011, Virginia Mines Inc did not implement specific analytical quality control measures to monitor the assay results delivered by Lab Expert, such a third party verification of pulps. Virginia relied on the laboratory internal analytical quality control measures to monitor the reliability of assay results delivered by Lab Expert.

In every shipment some standard and blank samples were introduced. The standards used were purchased at "Rocklabs". Blank samples consist of crushed (3/4") calcite and silica commonly referred to as "marble aggregate" in the landscaping industry. 30-kg bags were purchased at a local retailer in Rouyn-Noranda. Tables 6 and 7 list all the standard and blank samples used in 2011.

Table 5: Standard and blank samples of the 2011 drilling campaign.

Sample	Au g/t	Rocklabs grade	Type
225549	0.003	< 0.003	Blank
225550	17.83	18.14 (+/- 0.15)	Standard (SP37)
225599	0.003	< 0.003	Blank
225600	0.89	0.848 (+/- 0.10)	Standard (SF45)
225649	0.003	< 0.003	Blank
225650	1.78	1.78 (+/- 0.011)	Standard (Si54)
225699	0.003	< 0.003	Blank
225700	5.93	5.867 (+/- 0.066)	Standard (SL46)
225749	0.003	< 0.003	Blank
225750	0.86	0.848 (+/- 0.10)	Standard (SF45)
225799	0.003	< 0.003	Blank
225800	17.76	18.14 (+/- 0.15)	Standard (SP37)
225849	0.003	< 0.003	Blank
225850	1.88	1.78 (+/- 0.011)	Standard (Si54)
225899	0.003	< 0.003	Blank
225900	6.00	5.867 (+/- 0.066)	Standard (SL46)

Table 6: Standard and blank samples of the 2011 geological reconnaissance campaign

Sample	Au g/t	Rocklabs grade	Type
212149	0.003	< 0.003	Blank
212150	1.82	1.78 (+/- 0.011)	Standard (Si54)
212449	0.003	< 0.003	Blank
212450	1.89	1.78 (+/- 0.011)	Standard (Si54)
212764	0.003	< 0.003	Blank
212765	18.27	18.14 (+/- 0.15)	Standard (SP37)
213399	0.003	< 0.003	Blank
213400	18.21	18.14 (+/- 0.15)	Standard (SP37)
213448	0.003	< 0.003	Blank
213449	18.17	18.14 (+/- 0.15)	Standard (SP37)
230125	0.003	< 0.003	Blank
230126	5.93	5.867 (+/- 0.066)	Standard (SL46)

ITEM 17 ADJACENT PROPERTIES

The Anatacau property is surrounded to the north and the west by Virginia's Wabamisk property. The Isabelle zone, on the Wabamisk property, is located 100 m west of the western boundary of the Anatacau property. Drillhole collars, drilled under the Isabelle zone, are within 50 m of the Anatacau property and testing the zone at depth, along with its hangingwall had required setting up drills on the Anatacau property.

The gold mineralization on the Isabelle zone hangingwall does appear to continue onto the Anatacau property. The boundary between the two properties in this area is just few metres west of the contact between volcano-sedimentary rocks that host the Isabelle gold mineralization (to the west) and the Aupiskach pluton (to the east). The pluton crosscuts the volcano-sedimentary rocks and does not appear to contain any gold mineralization.

The Opinaca property is adjacent to the east of the Anatacau property. The Opinaca claims are 100% held by Ressources D'Arianne Inc. The property contains several gold showings, including the Contact Zone, the Chino Zone, the Isabelle Zone, the Bull Zone and the Lac Renard showing.

Ressources Sirios Inc. has properties to the south and east of the Anatacau property. No significant gold or base metal showings have been identified close to Anatacau project on these adjacent properties.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

Drilling have revealed that the Isabelle gold zone is closed towards the north and the south and that the vertical extensions of the shear zone were weakly developped and almost bare of gold mineralization at depth. On the other side, the hangingwall of the zone did reveal to contain mineralization with interesting gold value (**15.03 g/t Au / 1.0 m**) in hole WB-11-33. This gold intercept is hosted in wackes containing garnet alteration and some quartz veinlets with visible gold. It is therefore probable that the Isabelle hangingwall is the host to more gold bearing quartz veins. As the possible extensions of this newly discovered zone are under Anatacau Lake, drilling will be needed to intersect these ones.

Trenching and detailed mapping revealed that the Hercules showing was a small shear zone hosting the pyrite-gold mineralization and it revealed to be quite narrow and of limited strike. The IP anomaly is explained by the presence of disseminated pyrite (2-10%) in tonalitic dyke swarms crusscutting basalts, feldspar-porphyry and arenites, along with the presence of pyrite veinlets in the basalts and shear zone. Best gold values to date are **4.3 g/t Au** , **4.66 g/t Au** and **1.71 g/t Au over 1 m** in trench TR-AN-11-01. Mechanical stripping revealed that the feldpar-porphyry intrusion, hosting the gold anomalous shear zone, is larger than expected and is dominant in the north third of the trench (TR-AN-11-01), 20 metres south of the stream. Therefore, it is strongly suggested that this feldspar-porphyry body lies under the swamp and low land area, north of the Hercules showing. Grab samples collected from this sligthly mineralized porphyry did not yielded significant gold values, but it remains a good target for potential shear zones. The area towards the north of the showing has poor outcrop exposure and prospecting was not succesful to date. Furthermore, till samples collected down-ice from the Hercules area contain anomalous gold grain counts. The small Hercules shear is unlikely to be responsible for such gold in till anomalies and it is possible that other, similar, shear zones exist in the area, especially north of it, where an extensive IP anomaly lies. The basalts and graywackes in the area are cross cut by feldspar porphyry dykes and plugs which in turn are cross cut by tonalite dykes and plugs. The multiple intrusions may have been emplaced in this area due to previous fracturing or faulting which served as conduits. The extensive quartz veining and chalcopyrite mineralization in the gabbro intrusions also indicates important hydrothermal activity in the area.

The Hercules showing is located 1.4km SE of the Franto showing. Both showings are similar in that they are hosted by E-W striking shears and contain pyrite mineralization. Franto is hosted in basalts-gabbro in contrast to Hercules which is hosted in a feldspar-porphyry intrusion but for our primary target, orogenic lode gold deposits, the host rock is irrelevant (Groves et. al., 2003).

A significant gold value of **2.33 g/t Au** (#230065) was obtained within intermediate volcanic rocks. This new showing is situated about 300 metres from the Aupiskach pluton contact and 850 metres SW of the Hercules showing. The rock is altered (chlorite-biotite and quartz veinlets), deformed and mineralized with 1 to 5% of pyrrhotine. This new discovery will need follow-up work to better define the potential of the area.

The Peninsula area showings uncovered in 2010 and resampled during 2011 are along an important contact between basalts and graywackes. This contact strikes E-W in the discovery area but moving westwards the contact begins to turn towards the SW and eventually reaches the Isabelle area on the neighbouring Wabamisk property. Such lithological contacts in the Isabelle area have proven to contain gold-bearing quartz veins and chlorite-biotite alteration. The contact is therefore promising. Towards the east the basalts-sediments contact disappears under Anatacau Lake but towards the west it can be followed and uncovered using a mechanical excavator.

The Aupiskach pluton was explored and no significant mineralization, deformation or alteration was discovered. Overall the pluton is not considered favourable for gold or base metals mineralization.

ITEM 22 RECOMMENDATIONS

Follow-up drilling of the Isabelle zone is recommended to investigate the hangingwall lateral and depth extensions on Anatacau project. A follow-up program with a minimum of four (4) drill holes should be foreseen to test adequately the new mineralized zone, which is presumed to extend in the Anatacau property. Although the northern strike extension of the Isabelle shear zone, hosted in wackes, is faulted against basalts, it is suggested that the sediments package could lies northeastwards on the Anatacau property. The dextral block movements have been observed on outcrops, suggesting that the sediments could be present eastwards, just before the intrusive contact with the tonalite. It is therefore suggested that more drilling is needed to adequately confirm the presence of the sediments package to the northeast, which is hosting the gold bearing shear zone. The new drill holes will need to be collared on Anatacau Lake.

The Hercules showing revealed to be very punctual and lack of width and extensions. No significant gold mineralizations were intersected in the area, but the geological context is now quite understood. Therefore, no more prospection is recommended in the area covered by the 2010 and 2011 field works.

The area north of the Hercules showing is either swampy or heavily forested and few outcrops were observed. It is strongly suggested that the feldspar-porphyry body lies under the swamp and low-land area, north of the Hercules showing. This intrusive remains a good target for potential shear zones. Future work should include mechanical stripping to explain the medium-strong and extensive IP anomaly present NNW of the Hercules area, which could be associated to gold mineralized shear zone, such as the Hercules showing does. The down-ice gold in till anomalies and the geological context of the area justifies additional exploration efforts. Till sampling in the area is also comprehensive therefore the best remaining exploration option is mechanical stripping. Trenches oriented N-S, perpendicular to the IP, the identified shears and the regional

foliation are recommended. A small mechanical excavator, such as a Kubota KX-161, would be sufficient for the extent of the stripping that is recommended. An access trail is already present to the north of the area.

A short follow-up program covering the area surrounding the new showing of **2.33 g/t Au,** present at the SW of Hercules and close to the contact with the Aupiskach pluton is suggested for futur exploration program.

The peninsula area (see Item 12) also merits additional exploration effort. The objective is to determine the extent of gold mineralization along the basalts-sediments contact mentioned in Item 12. Extensive outcrop exploration has been performed along this contact and much of the western part of the contact is overlain by swamplands. It is recommended that two fences of till sampling, for a total of 12 tills, be collected down-ice from the presumed location of the contact. If the overburden is not amenable to proper till sampling other soil sampling methods, such as MMI, should be considered.

ITEM 23 REFERENCES

Boily, M. and Moukhsil, A., 2003. Géochimie des assemblages volcaniques de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain. Ministère des Ressources naturelles, Québec; ET 2002-05.

Card, K.D. and Ciesielski, A., 1986. DNAG No 1 Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada; Volume 13, pp. 5-13.

Cayer, A., Savard, M., Tremblay, M., Ouellette, J-F. and Archer, P., 2006. Technical Report and Recommendations Summer and Fall 2005 Exploration Program, Éléonore Property, Québec. Mines d'Or Virginia inc. Ministère des Ressources naturelles, Québec ; GM 62341.

Cayer, A. and Oswald, R., 2009. Technical Report and Recommendations Spring 2008 drilling program and Summer 2008 Geological exploration program, Anatacau Property, Québec. Mines Virginia inc.

Charbonneau, R., 2008. Campagne de suivi et d'échantillonnage de till 2007, propriété Anatacau, Baie James, Québec, 4 pages.

Caron, K., 2006. Rapport des travaux d'exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

Caron, K., 2007. Rapport des travaux d'exploration, Projet Lac Anatacau (#256), Campagne été 2006, Iamgold, Baie James, Québec, 26 pages.

Eade, K.E., 1966. Fort George River and Kaniapiskau River (west half) map areas, New Quebec. Geological Survey of Canada. Memoir 339, 120 pages.

Eakins, P.R., Hashimoto, T., Carlson, E.H., 1968. Région du Grand-Détour-Lacs Village, Territoire de Mistassini et Nouveau-Québec. Ministère des Richesses naturelles du Québec; RG 136, 42 pages.

Franconi, A., 1978. La bande volcano-sédimentaire de la rivière Eastmain inférieure. Ministère des Richesses naturelles, Québec; DPV-574; 177 pages.

Gauthier, M. and Laroque, M., 1998. Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James, Quebec, 86 pages, MB 98-10.

Groves et al., 2003. Gold Deposits in Metamorphic Belts: Overview of Current Understanding, Outstanding Problems, Future Research, and Exploration Significance. *Economic Geology*; January 2003; v. 98; no. 1; p. 1-29

Low, A.P., 1897. Report on explorations in the Labrador Peninsula along the Eastmain, Koksoak, Hamilton, Manicouagan, and portions of other rivers. Geological Survey of Canada; Annual Report, volume 8, part L, pages 237-239.

Moukhsil, A. and Doucet, P. 1999. Géologie de la région des lacs Villages (33B/03). Ministère des Ressources naturelles, Québec; RG99-04, 32 pages.

Moukhsil, A., 2000. Géologie de la région des lacs Pivert (33C/08), Anatacau (33C/02), Kauputauchechun (33C/07) et Wapamisk (33C/08). Ministère des Ressources naturelles, Québec; RG 2000-04, 49 pages.

Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W., 2002. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ministère des Ressources naturelles, Québec; ET 2002-06, 57 pages.

Oswald, R., 2008. Rapport géologique et recommandations. Travaux de terrain 2007. Projet Anatacau, Québec, S.N.R.C. 33C/02. Ministère des Ressources naturelles, Québec; GM 63606. 28 pages.

Ouellette, J-F., Vachon, D., 2012. Technical Report and Recommendations 2011 Drilling program, Wabamisk Property, Québec. Form 43-101, Technical Report.

Poitras, S. and Cayer, A., 2010. Technical Report and Recommendations 2009 Geological Exploration Program. Anatacau Property, Québec.

Poitras, S. 2011a. Technical Report and Recommendations 2010 Geological Exploration Program. Anatacau Property, Québec.

Poitras, S. 2011b. Technical Report and Recommendations 2010 Geological Exploration Program. Wabamisk Property, Québec.

Shaw, G., 1942. Eastmain preliminary map, Quebec. Geological Survey of Canada; paper 42-10.

Tshimbalanga, S., 2008. Levés de Polarisation Provoquée et de Magnétométrie Eastmain, propriété Anatacau, Grille Franto, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Vallières, M.; 1988. Des mines et des hommes : Histoire de l'industrie minérale québécoise. Les publications du Québec (Québec), 437 pages.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Jean-François Ouellette, reside at 6055 Rang de la Marina, Rouyn-Noranda (Quebec), J0Z 1K0, and hereby certify that:

I am currently President of Services Techniques Géonordic Inc. (STG), 970 Larivière, Rouyn-Noranda (Québec), J9X 4K5.

I graduated from the Université du Québec à Montréal in Montréal with a B.Sc. in Geology in 1987.

I have been working as a professional geologist since 1987.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 222.

I am a Qualified Person with respect to the Anatacau project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Anatacau project since 2007.

I supervised the 2011 drilling program. I wrote and supervised co-author David Vachon, prepared and edited all maps of this report utilizing proprietary exploration data generated by STG for Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Rouyn-Noranda, Qc, this 24th day of February 2012.

Jean-François Ouellette, B.Sc., P. Geo.

CERTIFICATE OF QUALIFICATIONS

I, David Vachon, residing at 3016, Montée d'Argenteuil, St-Adolphe-d'Howard (Québec), J0T 2B0, and hereby certify that:

I am currently employed as Project Geologist with Services Techniques Géonordic Inc. (STG), 970, avenue Larivière, Rouyn-Noranda (Québec), J9X 4K5.

I graduated from the Université du Québec à Montréal with a B.Sc. in Geology in 2008.

I have been working as a geologist or geologist-in-training in mineral exploration since 2008.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 1327.

I am involved in the Anatacau Project since 2007.

I have visited the property from March to August 2011, while participating in the exploration program.

In collaboration with author Jean-François Ouellette, B.Sc., P. Geo., I wrote Items 12, 13, 21 and 22 and edited maps relative to these items, utilizing proprietary exploration data generated by STG for Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Rouyn-Noranda, Qc, this 24th day of February 2012.



David Vachon, B.Sc., P. Geo.

ITEM 26 ILLUSTRATIONS

ITEM 26 ILLUSTRATIONS

VIRGINIA MINES INC.

ANATACAU PROPERTY

Project location



76°00' W
74°00' W
53°00' N
52°00' N
Radisson
LG-3
LG-4
Mirage
Trans-Taiga road
33 F
33 G
33 H
33 C
33 B
ANATACAU PROPERTY
KM381
Baie James road
N
Radisson
Chibougamau
Virginia's CDC
0
50
100
Kilometers

FIGURE 1

VIRGINIA MINES INC.

ANATACAU PROPERTY

Claim location



77°00' W
76°30' W
52°15' N
52°00' N
N
Wabamisk Camp
KM381
Baie James road
33 C/02
0
5
10
Kilometers

FIGURE 2

VIRGINIA MINES INC.

ANATACAU PROPERTY

Regional geology



77°00' W
76°30' W
52°15' N
52°00' N
N
Wabamisk camp
KM381
Baie James road
33 C/02
I1C
I1D
I1L
I1 PP
I2J
I3A
I3B
S3(M4)
S4
S6-S4
V1B
V1-V2
V2
V3B-M16
0
5
10
Kilometers

For lithological codes see appendix 2
Modified geology from SIGEOM

FIGURE 3

Appendix 1 : Claims list

List of claims
CDC - Anatacau

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2015244	33C/02	52.88	17	51	20060607	20120606
2015245	33C/02	52.87	18	50	20060607	20120606
2015246	33 C/02	52.87	18	49	20060607	20120606
46169	33 C/02	52.84	21	40	20041118	20121117
46170	33 C/02	52.84	21	41	20041118	20121117
46171	33 C/02	52.84	21	42	20041118	20121117
46172	33 C/02	52.84	21	43	20041118	20121117
46173	33 C/02	52.85	20	40	20041118	20121117
46174	33 C/02	52.85	20	41	20041118	20121117
46175	33 C/02	52.85	20	42	20041118	20121117
46176	33 C/02	52.85	20	43	20041118	20121117
46177	33 C/02	52.85	20	44	20041118	20121117
46178	33 C/02	52.86	19	38	20041118	20121117
46179	33 C/02	52.86	19	39	20041118	20121117
46180	33 C/02	52.86	19	40	20041118	20121117
46181	33 C/02	52.86	19	41	20041118	20121117
46182	33 C/02	52.86	19	42	20041118	20121117
46183	33 C/02	52.86	19	43	20041118	20121117
46184	33 C/02	52.86	19	44	20041118	20121117
46185	33 C/02	52.86	19	45	20041118	20121117
46186	33 C/02	52.86	19	46	20041118	20121117
46187	33 C/02	52.87	18	36	20041118	20121117
46188	33 C/02	52.87	18	37	20041118	20121117
46189	33 C/02	52.87	18	38	20041118	20121117
46190	33 C/02	52.87	18	39	20041118	20121117
46191	33 C/02	52.87	18	40	20041118	20121117
46192	33 C/02	52.87	18	41	20041118	20121117
46193	33 C/02	52.87	18	42	20041118	20121117
46194	33 C/02	52.87	18	43	20041118	20121117
46195	33 C/02	52.87	18	44	20041118	20121117
46196	33 C/02	52.87	18	45	20041118	20121117
46197	33 C/02	52.87	18	46	20041118	20121117
46198	33 C/02	52.87	18	47	20041118	20121117
46199	33 C/02	52.87	18	48	20041118	20121117
46200	33 C/02	52.88	17	34	20041118	20121117
46201	33 C/02	52.88	17	35	20041118	20121117
46202	33 C/02	52.88	17	36	20041118	20121117
46203	33 C/02	52.88	17	37	20041118	20121117
46204	33 C/02	52.88	17	38	20041118	20121117
46205	33 C/02	52.88	17	39	20041118	20121117
46206	33 C/02	52.88	17	40	20041118	20121117
46207	33 C/02	52.88	17	41	20041118	20121117
46208	33 C/02	52.88	17	42	20041118	20121117
46209	33 C/02	52.88	17	43	20041118	20121117
46210	33 C/02	52.88	17	44	20041118	20121117
46211	33 C/02	52.88	17	45	20041118	20121117
46212	33 C/02	52.88	17	46	20041118	20121117
46213	33 C/02	52.88	17	47	20041118	20121117
46214	33 C/02	52.88	17	48	20041118	20121117
46215	33 C/02	52.88	17	49	20041118	20121117
46216	33 C/02	52.88	17	50	20041118	20121117
46217	33 C/02	52.89	16	32	20041118	20121117

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
46218	33 C/02	52.89	16	33	20041118	20121117
46219	33 C/02	52.89	16	34	20041118	20121117
46220	33 C/02	52.89	16	35	20041118	20121117
46221	33 C/02	52.89	16	36	20041118	20121117
46222	33 C/02	52.89	16	37	20041118	20121117
46223	33 C/02	52.89	16	38	20041118	20121117
46224	33 C/02	52.89	16	39	20041118	20121117
46225	33 C/02	52.89	16	40	20041118	20121117
46226	33 C/02	52.89	16	41	20041118	20121117
46227	33 C/02	52.89	16	42	20041118	20121117
46228	33 C/02	52.89	16	43	20041118	20121117
46229	33 C/02	52.89	16	44	20041118	20121117
46230	33 C/02	52.89	16	45	20041118	20121117
46231	33 C/02	52.89	16	46	20041118	20121117
46232	33 C/02	52.89	16	47	20041118	20121117
46233	33 C/02	52.89	16	48	20041118	20121117
46234	33 C/02	52.89	16	49	20041118	20121117
46235	33 C/02	52.89	16	50	20041118	20121117
46236	33 C/02	52.89	16	51	20041118	20121117
46237	33 C/02	52.90	15	30	20041118	20121117
46238	33 C/02	52.90	15	31	20041118	20121117
46239	33 C/02	52.90	15	32	20041118	20121117
46240	33 C/02	52.90	15	33	20041118	20121117
46241	33 C/02	52.90	15	34	20041118	20121117
46242	33 C/02	52.90	15	35	20041118	20121117
46243	33 C/02	52.90	15	36	20041118	20121117
46244	33 C/02	52.90	15	37	20041118	20121117
46245	33 C/02	52.90	15	38	20041118	20121117
46246	33 C/02	52.90	15	39	20041118	20121117
46247	33 C/02	52.90	15	40	20041118	20121117
46248	33 C/02	52.90	15	41	20041118	20121117
46249	33 C/02	52.90	15	42	20041118	20121117
46250	33 C/02	52.90	15	43	20041118	20121117
46251	33 C/02	52.90	15	44	20041118	20121117
46252	33 C/02	52.90	15	45	20041118	20121117
46253	33 C/02	52.90	15	46	20041118	20121117
46254	33 C/02	52.90	15	47	20041118	20121117
46255	33 C/02	52.90	15	48	20041118	20121117
46256	33 C/02	52.90	15	49	20041118	20121117
46257	33 C/02	52.90	15	50	20041118	20121117
46258	33 C/02	52.90	15	51	20041118	20121117
46259	33 C/02	52.91	14	30	20041118	20121117
46260	33 C/02	52.91	14	31	20041118	20121117
46261	33 C/02	52.91	14	32	20041118	20121117
46262	33 C/02	52.91	14	33	20041118	20121117
46263	33 C/02	52.91	14	34	20041118	20121117
46264	33 C/02	52.91	14	35	20041118	20121117
46265	33 C/02	52.91	14	36	20041118	20121117
46266	33 C/02	52.91	14	37	20041118	20121117
46267	33 C/02	52.91	14	38	20041118	20121117
46268	33 C/02	52.91	14	39	20041118	20121117
46269	33 C/02	52.91	14	40	20041118	20121117
46270	33 C/02	52.91	14	41	20041118	20121117
46271	33 C/02	52.91	14	42	20041118	20121117
46272	33 C/02	52.91	14	43	20041118	20121117

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
46273	33 C/02	52.91	14	44	20041118	20121117
46274	33 C/02	52.91	14	45	20041118	20121117
46275	33 C/02	52.91	14	46	20041118	20121117
46276	33 C/02	52.91	14	47	20041118	20121117
46277	33 C/02	52.91	14	48	20041118	20121117
46278	33 C/02	52.91	14	49	20041118	20121117
46279	33 C/02	52.92	13	30	20041118	20121117
46280	33 C/02	52.92	13	31	20041118	20121117
46281	33 C/02	52.92	13	32	20041118	20121117
46282	33 C/02	52.92	13	33	20041118	20121117
46283	33 C/02	52.92	13	34	20041118	20121117
46284	33 C/02	52.92	13	35	20041118	20121117
46285	33 C/02	52.92	13	36	20041118	20121117
46286	33 C/02	52.92	13	37	20041118	20121117
46287	33 C/02	52.92	13	38	20041118	20121117
46288	33 C/02	52.92	13	39	20041118	20121117
46289	33 C/02	52.92	13	40	20041118	20121117
46290	33 C/02	52.92	13	41	20041118	20121117
46291	33 C/02	52.92	13	42	20041118	20121117
46292	33 C/02	52.92	13	43	20041118	20121117
46293	33 C/02	52.92	13	44	20041118	20121117
46294	33 C/02	52.92	13	45	20041118	20121117
46295	33 C/02	52.92	13	46	20041118	20121117
46296	33 C/02	52.92	13	47	20041118	20121117
46297	33 C/02	52.92	13	48	20041118	20121117
46298	33 C/02	52.92	13	49	20041118	20121117
46299	33 C/02	52.93	12	30	20041118	20121117
46300	33 C/02	52.93	12	31	20041118	20121117
46301	33 C/02	52.93	12	32	20041118	20121117
46302	33 C/02	52.93	12	33	20041118	20121117
46303	33 C/02	52.93	12	34	20041118	20121117
46304	33 C/02	52.93	12	35	20041118	20121117
46305	33 C/02	52.93	12	36	20041118	20121117
46306	33 C/02	52.93	12	37	20041118	20121117
46307	33 C/02	52.93	12	38	20041118	20121117
46308	33 C/02	52.93	12	39	20041118	20121117
46309	33 C/02	52.93	12	40	20041118	20121117
46310	33 C/02	52.93	12	41	20041118	20121117
46311	33 C/02	52.93	12	42	20041118	20121117
46312	33 C/02	52.93	12	43	20041118	20121117
46313	33 C/02	52.93	12	44	20041118	20121117
46314	33 C/02	52.93	12	45	20041118	20121117
46315	33 C/02	52.93	12	46	20041118	20121117
46316	33 C/02	52.93	12	47	20041118	20121117
46317	33 C/02	52.93	12	48	20041118	20121117
46318	33 C/02	52.93	12	49	20041118	20121117
46325	33 C/02	52.85	20	38	20041123	20121122
46326	33 C/02	52.85	20	39	20041123	20121122
46327	33 C/02	52.86	19	36	20041123	20121122
46328	33 C/02	52.86	19	37	20041123	20121122
46329	33 C/02	52.87	18	34	20041123	20121122
46330	33 C/02	52.87	18	35	20041123	20121122
46331	33 C/02	52.88	17	32	20041123	20121122
46332	33 C/02	52.88	17	33	20041123	20121122
46333	33 C/02	52.94	11	38	20041123	20121122

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
46334	33 C/02	52.94	11	39	20041123	20121122
46335	33 C/02	52.94	11	40	20041123	20121122
46336	33 C/02	52.94	11	41	20041123	20121122
46337	33 C/02	52.94	11	42	20041123	20121122
46338	33 C/02	52.94	11	43	20041123	20121122
46339	33 C/02	52.94	11	44	20041123	20121122
46340	33 C/02	52.94	11	45	20041123	20121122
46341	33 C/02	52.94	11	46	20041123	20121122
46342	33 C/02	52.94	11	47	20041123	20121122
46343	33 C/02	52.94	11	48	20041123	20121122
46344	33 C/02	52.94	11	49	20041123	20121122
46345	33 C/02	52.95	10	45	20041123	20121122
46346	33 C/02	52.95	10	46	20041123	20121122
46347	33 C/02	52.95	10	47	20041123	20121122
46348	33 C/02	52.95	10	48	20041123	20121122
46349	33 C/02	52.95	10	49	20041123	20121122
46350	33 C/02	52.96	9	45	20041123	20121122
46351	33 C/02	52.96	9	46	20041123	20121122
46352	33 C/02	52.96	9	47	20041123	20121122
46353	33 C/02	52.96	9	48	20041123	20121122
46354	33 C/02	52.96	9	49	20041123	20121122
91693	33 C/02	52.95	10	41	20050901	20130831
91694	33 C/02	52.95	10	42	20050901	20130831
91695	33 C/02	52.95	10	43	20050901	20130831
91696	33 C/02	52.95	10	44	20050901	20130831
91697	33 C/02	52.96	9	41	20050901	20130831
91698	33 C/02	52.96	9	42	20050901	20130831
91699	33 C/02	52.96	9	43	20050901	20130831
91700	33 C/02	52.96	9	44	20050901	20130831
91701	33 C/02	52.97	8	41	20050901	20130831
91702	33 C/02	52.97	8	42	20050901	20130831
91703	33 C/02	52.97	8	43	20050901	20130831
91704	33 C/02	52.97	8	44	20050901	20130831
91705	33 C/02	52.97	8	45	20050901	20130831
91706	33 C/02	52.97	8	46	20050901	20130831
91707	33 C/02	52.97	8	47	20050901	20130831
91708	33 C/02	52.97	8	48	20050901	20130831
91709	33 C/02	52.98	7	41	20050901	20130831
91710	33 C/02	52.98	7	42	20050901	20130831
91711	33 C/02	52.98	7	43	20050901	20130831
91712	33 C/02	52.98	7	44	20050901	20130831
91713	33 C/02	52.98	7	45	20050901	20130831
91714	33 C/02	52.98	7	46	20050901	20130831
91715	33 C/02	52.98	7	47	20050901	20130831
91716	33 C/02	52.98	7	48	20050901	20130831

Appendix 2 : Légende générale de la carte géologique (extract of MB96-28)

Gouvernement du Québec
Ministère des Ressources naturelles
Direction de la géologie

Légende générale de la carte géologique

- Édition revue et augmentée -

Kamal N.M. Sharma
coordonnateur

SIGÉOM
Système d'information géominière du Québec



SÉRIE DES MANUSCRITS BRUTS

MB 96-28

Tableau 5 — Roches felsiques / acides

ROCHES FELSIQUES / ACIDES 1			
I1 ROCHES INTRUSIVES FELSIQUES		**ROCHES VOLCANIQUES FELSIQUES**	**V1**
I1A Granite à feldspath alcalin	←	→ Rhyolite à feldspath alcalin	**V1A**
I1B Granite	←	→ Rhyolite	**V1B**
I1C Granodiorite	←	→ Rhyodacite	**V1C**
I1D Tonalite	←	→ Dacite	**V1D**
I1E Trondhjémite		Rhyolite comenditique	**V1BC**
I1F Aplite		Rhyolite pantelléritique	**V1BP**
I1G Pegmatite (granitique)		Trachydacite	**V1E**
I1H Granophyre			
I1I Granitoïde riche en quartz			
I1J Quartzolite (silexite)			
I1K Alaskite			
I1L Syéno-granite			
I1M Monzo-granite			
I1N Filon / veine de quartz			
I1O Granite à feldspath alcalin avec hypersthène (charnockite à feldspath alcalin)			
I1P Granite à hypersthène (charnockite)			
I1Q Syéno-granite à hypersthène			
I1R Monzo-granite à hypersthène (farsundite)			
I1S Granodiorite à hypersthène (opdalite ou charno-enderbite			
I1T Tonalite à hypersthène (enderbite)			

←→ indique les termes intrusifs et volcaniques équivalents

Tableau 6 — Roches intermédiaires

ROCHES INTERMÉDIAIRES 2					
I2	**ROCHES INTRUSIVES INTERMÉDIAIRES**			**ROCHES VOLCANIQUES INTERMÉDIAIRES**	**V2**
I2A	Syénite quartzifère à feldspath alcalin	←	→	Trachyte quartzifère à feldspath alcalin	**V2A**
I2B	Syénite à feldspath alcalin	←	→	Trachyte à feldspath alcalin	**V2B**
I2C	Syénite quartzifère	←	→	Trachyte quartzifère	**V2C**
I2D	Syénite	←	→	Trachyte	**V2D**
I2E	Monzonite quartzifère	←	→	Latite quartzifère	**V2E**
I2F	Monzonite	←	→	Latite	**V2FL**
I2G	Monzodiorite quartzifère	←	→	(Andésite)	**(V2J)**
I2H	Monzodiorite	←	→	(Andésite)	**(V2J)**
I2I	Diorite quartzifère	←	→	(Andésite)	**(V2J)**
I2J	Diorite	←	→	Andésite	**V2J**
I2K	Monzosyénite			Icelandite	**V2JI**
I2BR	Syénite foïdifère à feldspath alcalin			Trachyte foïdifère à feldspath alcalin	**V2BR**
I2DR	Syénite foïdifère			Trachyte foïdifère	**V2DR**
I2DF	Syénite foïdique			Phonolite	**V2G**
I2KF	Monzosyénite foïdique			Phonolite téphritique	**V2GT**
I2FR	Monzonite foïdifère			Latite foïdifère	**V2LR**
I2HR	Monzodiorite foïdifère			Trachyandesite	**V2F**
I2HF	Monzodiorite foïdique			Benmoreïte	**V2FB**
I2JR	Diorite foïdifère			Trachyte comenditique	**V2DC**
I2JF	Diorite foïdique			Trachyte pantelléritique	**V2DP**
I2M	Syénite à feldspath alcalin avec hypersthène				
I2N	Syénite à hypersthène				
I2O	Monzonite à hypersthène (mangérite)				
I2P	Monzodiorite à hypersthène (jotunite)				
I2Q	Diorite à hypersthène				

←→ indique les termes intrusifs et volcaniques équivalents

Foïdifère : Feldspathoïdifère

Foïdique : Feldspathoïdique

Tableau 7 — Roches mafiques / basiques

ROCHES MAFIQUES / BASIQUES 3			
I3	**ROCHES INTRUSIVES MAFIQUES**	**ROCHES VOLCANIQUES MAFIQUES**	**V3**
I3A	Gabbro	Basalte andésitique/Andésite basaltique	**V3A**
I3B	Diabase	Icelandite basaltique	**V3AI**
I3C	Monzogabbro	Basalte	**V3B**
I3D	Ferrogabbro	Basalte à quartz	**V3C**
I3E	Gabbro à quartz	Trachybasalte	**V3D**
I3F	Diabase à quartz	Hawaiite	**V3DH**
I3G	Anorthosite	Trachybasalte potassique	**V3DK**
I3H	Anorthosite gabbroïque	Basalte à olivine	**V3E**
I3I	Gabbro anorthositique	Basalte magnésien (> 9 % MgO)	**V3F**
I3J	Norite	Trachyandésite basaltique	**V3G**
I3P	Leuconorite	Mugéarite	**V3GM**
I3K	Gabbro à olivine	Shoshonite	**V3GS**
I3L	Norite à olivine	Basanite	**V3H**
I3M	Diabase à olivine	Basanite phonolitique	**V3HP**
I3N	Troctolite	Téphrite	**V3I**
I3O	Lamprophyre mafique	Téphrite phonolitique	**V3IP**
I3OM	Minette	Boninite	**V3J**
I3OK	Kersantite		
I3OV	Vogesite		
I3OS	Spessartite		
I3CQ	Monzogabbro quartzifère		
I3CR	Monzogabbro foïdifère		
I3CF	Monzogabbro foïdique		
I3AR	Gabbro foïdifère		
I3AF	Gabbro foïdique		
I3GQ	Anorthosite quartzifère		
I3GR	Anorthosite foïdifère		
I3Q	Gabbronorite		
I3R	Gabbronorite à olivine		
I3S	Monzonorite		
I3T	Anorthosite à hypersthène		

Tableau 8 – Roches ultramafiques et ultrabasiques

ROCHES ULTRAMAFIQUES ET ULTRABASIQUES 4			
I4	ROCHES INTRUSIVES ULTRAMAFIQUES / ULTRABASIQUES	ROCHES VOLCANIQUES ULTRAMAFIQUES / ULTRABASIQUES	V4
I4A	Hornblendite	Komatiite (> 18 % MgO)	V4A
I4B	Pyroxénite		
I4C	Clinopyroxénite	Komatiite pyroxénitique	V4B
I4D	Webstérite		
I4E	Orthopyroxénite	Komatiite péridotitique	V4C
I4F	Clinopyroxénite à olivine		
I4G	Webstérite à olivine	Komatiite dunitique	V4D
I4H	Orthopyroxénite à olivine		
I4I	Péridotite	Meimechite	V4E
I4J	Wehrlite		
I4K	Lherzolite	Melilitite	V4F
I4L	Harzburgite		
I4M	Dunite	Melilitite à olivine	V4FO
I4N	Serpentinite		
I4O	Lamprophyre ultramafique	Roche volcanique ultramafique à melilite	V4M
I4OS	Sannaïte		
I4OC	Camptonite	Picrobasalte	V4G
I4OM	Monchiquite		
I4OP	Polzenite	Picrite	V4H
I4OA	Alnöite		
I4P	Kimberlite	Foïdite	V4I
I4PA	Kimberlite (groupe I)		
I4PB	Kimberlite (groupe II)	Néphélinite	V4IN
I4Q	Carbonatite		
I4QM	Magnésiocarbonatite	Foïdite phonolitique	V4IP
I4QC	Calciocarbonatite		
I4QF	Ferrocarbonatite	Foïdite téphritique	V4IT
I4QA	Aillikites		
I4QD	Damtjernites (Damkjernites)		
I4R	Lamproïte		
I4S	Foïdolite		
I4T	Melilitolite		

< 10 % de plagioclase (PG) est toléré dans les roches ultramafiques. Lorsque observé, indiquer sa présence par «PG».

Tableau 9 — Volcanites explosives

VOLCANITES EXPLOSIVES		
▼	Pyroclastites/tuf - indifférenciés	**TU**
▼x	Tuf à cristaux	**TX**
▼r	Tuf lithique	**TI**
▼l	Tuf à lapilli	**TL**
▼ls	Lapillistone	**TO**
▼b	Tuf à blocs	**TM**
▼lb	Tuf à lapilli et à blocs	**TY**
▼bl	Tuf à blocs et à lapilli	**TZ**
▼e	Tuf à cendres	**TD**
▼c	Tuf cherteux	**TC**
▼g	Tuf graphiteux	**TG**
▼s	Tuf soudé	**TS**
▼h	Hyalotuf (Vitric tuff)	**TH**
♦	Brèche pyroclastique	**BP**
▽	Volcanoclastites*	**VC**
	etc.	

Fragments

- ◡ (plein) Polygéniques
- ◡ Monogéniques

Exemples :

V2▼x PG	Tuf intermédiaire, à cristaux de PG
V2▼lb◡	Tuf intermédiaire, à lapilli et à blocs, monogénique
VID▼b◡	Tuf dacitique, à blocs, monogénique
V▼c	Tuf cherteux
V▼	Tuf indifférencié

* Il est recommandé de limiter l'utilisation du terme «**volcanoclastite**», autant que possible.

Tableau 15 – Codification lithologique des sédiments

S SÉDIMENTS (roches sédimentaires indéterminées)

S1 GRÈS (terme général comprenant les arénites et les wackes)

S1A Grès quartzitique
S1B Grès feldspathique
S1C Arkose
S1D Grès arkosique
S1E Grès lithique
S1F Grès lithique subfeldspathique

S2 ARÉNITE

S2A Arénite quartzitique
S2B Subarkose
S2C Arkose
S2D Arénite arkosique
S2E Arénite lithique
S2F Sublitharénite

S3 WACKE

S3A Wacke quartzitique

S3C Wacke arkosique
S3D Wacke feldspathique
S3E Wacke lithique

S4 CONGLOMÉRAT

S4A Conglomérat monogénique
S4B Conglomérat monogénique «clast-supported»
S4C Conglomérat monogénique «matrix-supported»
S4D Conglomérat polygénique
S4E Conglomérat polygénique «clast-supported»
S4F Conglomérat polygénique «matrix-supported»
S4G Conglomérat intraformationnel
S4H Conglomérat intraformationnel «clast-supported»
S4I Conglomérat intraformationnel «matrix-supported»
S4J Tillite

N.B. — Il est recommandé de limiter l'utilisation des termes de la série **S1**. Ces termes généraux ne sont utilisés que lorsqu'il n'est pas possible d'être plus précis, notamment lors de la compilation de données anciennes.

S5 BRÈCHE

S5A Brèche monogénique
S5B Brèche monogénique «clast-supported»
S5C Brèche monogénique «matrix-supported»
S5D Brèche polygénique
S5E Brèche polygénique «clast-supported»
S5F Brèche polygénique «matrix-supported»
S5G Brèche intraformationnel
S5H Brèche intraformationnel «clast-supported»
S5I Brèche intraformationnel «matrix-supported»

S6 MUDROCK

S6A Siltstone
S6B Siltshale
S6C Siltslate
S6D Mudstone
S6E Mudshale
S6F Mudslate
S6G Claystone
S6H Clayshale
S6I Clayslate

S7 CALCAIRE

S7A Calcilutite
S7B Calcisiltite
S7C Calcarénite
S7D Calcirudite
S7E Mudstone
S7F Wackestone
S7G Packstone
S7H Grainstone
S7I Boundstone
S7J Bafflestone
S7K Rudstone

S8 DOLOMIE

S8A Dololutite
S8B Dolosiltite
S8C Dolarénite
S8D Dolorudite

S9 FORMATION DE FER

S9A Formation de fer indéterminée
S9B Formation de fer oxydée
S9C Formation de fer carbonatée
S9D Formation de fer silicatée
S9E Formation de fer sulfurée

S10 CHERT

S10A Chert oxydé
S10B Chert carbonaté
S10C Chert silicaté
S10D Chert sulfuré
S10E Chert graphiteux/carboné
S10F Chert ferrugineux
SI0J Jaspe (Jaspilite)

S11 EXHALITE

S12 ÉVAPORITE

S12A Halite
S12B Sylvite
S12C Anhydrite
S12D Gypse
S12E Sulfate

S13 PHOSPHORITE

SYMBOLES POUR ROCHES SÉDIMENTAIRES

Une liste des symboles pour les structures et textures des roches sédimentaires est présentée dans le tableau 16. Pour se bien familiariser avec l'utilisation de ces symboles, et pour d'autres symboles utilisés pour les roches sédimentaires, se référer à Bouma (1962) et Tassé, Lajoie et Dimroth (1978).

Tableau 17A — Roches métamorphiques et tectoniques

ROCHES MÉTAMORPHIQUES ET TECTONIQUES M		
M1 Gneiss	**M18** Cornéenne	
M2 Gneiss rubané	**M20** Métatexite	spécifier le %
M3 Orthogneiss	**M21** Diatexite	du mobilisat et
M4 Paragneiss	**M21A** Granite d'anatexie	identifier la
M5 Gneiss quartzofeldspathique		protolite
M6 Gneiss granitique	**M22** Migmatite	
M7 Granulite (gneiss granulitique)	**M23** Agmatite	
M8 Schiste	**M24** Cataclasite*	
M9 Orthoschiste	**M25** Mylonite*	
M10 Paraschiste	**M26** Brèche tectonique*	
M11 Phyllade		
M12 Quartzite		
M13 Marbre (calcaire cristallin)	**M30** Tourmalinite	
M14 Roche calco-silicatée	**M31** Coticule	
M15 Roche métasomatique (incluant skarn ou tactite)		
M16 Amphibolite		
M17 Éclogite		

* Utiliser plutôt les codes de tectonites (**T**). Ces codes ont été utilisés avant l'introduction de la classe des tectonites.

Tableau 17B – Tectonites

TECTONITES T	
T1	Cataclasite
T1A	Brèche de faille
T1B	Microbrèche de faille
T1C	Gouge de faille
T1D	Pseudotachylite
T1E	Mylolisthénite
T1F	Brèche d'impact
T1G	Impactite
T2	Mylonite
T2A	Protomylonite
T2B	Orthomylonite
T2C	Ultramylonite
T2D	Phyllonite
T2E	Blastomylonite
T3A	Gneiss droit («Straight gneiss»)
T3B	Gneiss porphyroclastique
T3C	Gneiss régulier
T3D	Gneiss irrégulier
T4	Brèche tectonique
T4A	Mélange tectonique
T4B	Brèche tectonique à matrice de marbre («Marble tectonic breccia»)

Tableau 18 — Codes mnémoniques des minéraux et des fossiles, et divers

CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES, ET DIVERS

CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES

Minéral	Code
Acanthite	AV
Actinote	AC
Aeschynite - (Y)	EC
Agate	AE
Aikinite	BP
Albite	AB
Allanite	AL
Altaïte	TP
Amazonite	AI
Améthyste	AH
Amiante (Asbestos)	AO
Amphibole	AM
Andalousite	AD
Andésine	AA
Anhydrite	AY
Ankérite	AK
Annabergite	NG
Anorthite	AN
Anthophyllite	AT
Antigorite	AR
Apatite	AP
Argent natif (visible)	Ag
Arsénopyrite	AS
Augite	AG
Autunite	AU
Awaruite	NF
Axinite	AX
Azurite	AZ
Barytine	BR
Bastnaesite	BA
Béryl	BL
Biotite	BO
Bismuthinite	BM
Bismutite	BS
Bornite	BN
Boulangerite	BG
Brochantite	BH
Brucite	BC
Bytownite	BT
Calaverite	CA
Calcite	CC
Carbonate	CB
Chabazite (Chabasite)	ZB
Chalcocite(ne)	CT
Chalcopyrite	CP
Chert	CH
Chloanthite	CO
Chlorite	CL
Chloritoïde	CR
Chondrodite	HR
Chromite	CM
Chrysocolle	CY
Chrysotile	CS
Clevelandite	CI
Clinopyroxène	CX
Clinozoïsite	CZ
Cobaltite	CE
Columbite/Niobite	NB
Columbo-tantalite	TO
Cordiérite	CD
Corindon	CN
Cosalite	PI
Covellite	CV
Cubanite	CF
Cuivre natif (visible)	Cu
Cummingtonite	CG
Cuprite	CU
Digenite	DG
Diopside	DP
Disthène/Kyanite	KN
Dolomite	DM
Dravite	TG
Dravite-Schorlite	DS
Electrum	EM
Enargite	EG
Enstatite	ES
Epidote	EP
Eudialyte	EU
Euxénite - (Y)	EX
Fayalite	FA
Feldspath vert/brun	FV
Feldspath	FP
Feldspath noir	FN
Feldspath potassique	FK
Feldspathoïde	FD
Fergusonite	FS
Fibrolite	FB
Fluorite (fluorine)	FL
Forstérite	FO
Franklinite	FR
Freibergite	FG
Fuchsite	FC
Gahnite	GH
Galène	GL
Gédrite	GT
Glaucophane	GC
Goethite	GO
Graphite	GP
Greenockite	GK
Grenat	GR
Grenat-almandin	GA
Grenat-andratite	GD
Grenat-grossulaire	GG
Grenat-pyrope	GY
Grenat spessartine	GS
Grenat-uvarovite	GU
Grunérite	GN
Gummite	GB
Gunningite	GI
Gypse	GE
Halite	HL
Heazlewoodite	HZ
Hédenbergite	HG
Hématite	HM
Hercynite	HC
Holmquistite	HK
Hornblende	HB
Hypersthène	HP
Iddingsite	IG
Ilménite	IM
Jade	JA
Jaspe	JP
Kaolinite	KL
Klokmannite	KK
Kornérupine	KP
Krennerite	KR
Labradorite	LB
Lawsonite	LS
Lépidolite	LP
Leucite	LC
Leucoxène	LX
Limonite	LM
Magnésite	MN
Magnétite	MG
Malachite	MC
Marcasite	MS
Mariposite	MT
Mélilite	ME
Mésoperthite	MP
Mica	MI
Microcline	ML
Millerite	NS
Minéraux argileux	MA
Minéraux décoratifs	MD
Minéraux lourds	MX
Minéraux mafiques	MF
Minéraux opaques	OP
Minéraux radioactifs	MR
Molybdénite	MO
Molybdite(dine)	MB
Monazite	MZ
Muscovite	MV
Néphéline	NP
Oligoclase	OG
Olivine	OV
Or natif (visible)	Au
Orthoclase (orthose)	OR
Orthopyroxène	OX
Ottrelite	OL
Oxyde de fer	OF
Oxyhornblende (hornblende brune)	OH
Paragonite	PE
Pechblende	PB
Penninite/Pennine	PT
Pentlandite	PD
Perovskite	PK
Perthite	PR
Petzite	PZ
Phénacite/Phénakite	PA
Phlogopite	PH
Pistachite	PC
Plagioclase	PG
Pollucite	ZP
Préhnite	PN
Pumpellyite	PP
Pyrite	PY
Pyrochlore	PM
Pyrolusite	PS
Pyrophyllite	PL
Pyroxène	PX
Pyrrhotite(Pyrrhotine)	PO
Quartz	QZ
Quartz bleu	QB
Riebeckite	RB
Rozénite	RZ
Rutile	RL
Samarskite-(Y)	UL
Sanidine	SA
Sapphirine	SH
Scapolite	SC
Scheelite	SW
Schorlite(Schorl)	TF
Sélénite	SG
Sélénium	Se
Séricite	SR
Serpentine	ST
Sidérite(sidérose)	SD
Sidérotil	SI
Sillimanite	SM
Smaltite/Smaltine	TW
Samarskite	SK
Smithsonite	ZO
Sodalite	SS
Spécularite	HS
Sphalérite	SP
Sphène/Titanite	SN
Spinelle	SL
Spodumène	SO
Staurotide	SU
Stéatite	TS
Stibine/Stibnite	SB
Stilbite(Heulandite)	HD
Stilpnomélane	SE
Sulfures	SF
Sylvanite	SV
Szomolnokite	SZ
Talc	TC
Tantalite	TN
Tellurobismuthite	TB
Tennantite	TT
Tétradymite	TD
Tetrahédrite	TH
Thorianite	TR
Thorite	TI
Topaze	TZ
Torbernite	TU
Tourmaline	TL
Tourmaline zincifère	TA
Trémolite	TM
Uraninite	UR
Uranophane	UP
Uranothorite	UT
Vallerite	VL
Vermiculite	VR
Vésuvianite	VV
Violarite	VO
Willemite	WM
Wilsonite	WS
Wolframite	WF
Wollastonite	WL
Wulfenite	WN
Zéolite	ZL
Zincite	ZN
Zircon	ZC
Zoïsite	ZS

FOSSILES	YY
Brachiopodes	YB
Bryozoaires	YZ
Céphalopodes	YC
Conulaires	YA
Coraux	YX
Crinoïdes	YR
Échinodermes	YD
Éponges	YE
Gastéropodes	YT
Graptolites	YG
Ostracodes	YO
Pélécipodes	YP
Plantes	YN
Poissons	YK
Stromatoïdes	YS
Stromatoporoïdes	YI
Traces fossiles	YF
Trilobites	YL

DIVERS	
Bioclastes	XB
Ciment	XC
Hydrocarbures	XH
Liant	XL
Lithoclastes	XR
Matière organique	XG
Matrice	XM
Oncolites	XT
Oolites	XO
Pellets	XP
Péloïdes	XD
Autres	XX

GRANULOMÉTRIE ET λ : PLUS

	...< 0.001 mm	1
A	0.001-0.01 mm	
	...< 0.01 mm	2
B	0.01-0.05 mm	3
C	0.05-0.1 mm	3
D	0.1-0.2 mm	3
	...< 0.2 mm	4
E	0.2-0.5 mm	5
F	0.5-1.0 mm	5
G	1-2 mm	6
H	2-5 mm	6
J	0.5-1 cm	7
K	1-3 cm	7
	... > 3 cm	8
L	3-10 cm	
M	10-30 cm	
N	30-100 cm	
P	1 m	
Q	1-2 m	
R	2-4 m	
S	4-6 m	
T	6-10 m	
U	10 m	
V	10-20 m	
W	20-50 m	
Y	50-100 m	
Z	100 m	
X	Autres	

Tableau 19 — Codes mnémoniques — Structures, textures et autres

CODES MNÉMONIQUES - STRUCTURES, TEXTURES ET AUTRES

STRUCTURES, TEXTURES ET AUTRES

Terme	Code
Aciculaire	AC
Adcumulat	AD
Affleurement caractérisé par le plissement	AA
Agmatitique	AT
Alaskitique	AL
Altéré	AE
Amas arrondis (globulaires)	AO
Amas irréguliers	AI
Amiboïdal(e)	AB
Amygdalaire	AM
Anastomosé	AN
Antirapakivi	AR
Aphanitique	AP
Arborescent	AS
Autoclastique	AU
Bancs (en)	BA
Bandes de cimentation	BM
Basal(e)	BS
Birds eyes	BE
Biseau	BI
Blocs (à)	BL
Bordure/limite de coulée	BU
Bothryoïdal	BV
Boudinage	BO
Brèche à coussins ordinaires isolés	BC
Brèche à coussins peu serrés	BG
Brèche à méga- coussins isolés	BF
Brèche à mini-coussins isolés	BB
Brèche de coulée/ brèche de lave	BQ
Brèche de coussins désagrégés/brisés	BH
Brèche de coussins fragmentés	BK
Brèche d'intrusion	BN
Brèche pyroclastique	BP
Bréchique/brèche	BR
Brèche tectonique	BT
Broyage	BY
Cailloux alignés «pebble stringers»	PK
Cailloux 4-64mm	CA
Cannelure	CN
Cataclastique	CQ
Cendres (à)	CE
Centre volcanique/ faciès proximal	VP
Cheminée d'alimentation (dyke nourricier)	DN
Cheminée volcanique	CV
Chenal	CH
Chenalisé	CG
Chenal d'érosion (à)	CD
Cisaillé(e)	CS
Colloforme	OL
Columnaire/(joints en colonnes)	JC
Concrétion(s) nodules	CC
Convolutions (à)	CB
Coronitique	KO
Coulée	CL
Coulée coussinée à noyaux saussuritisés	NC
Coulée fragmentée	FZ
Coulée massive	CK
Coulée massive à noyaux saussuritisés	NM
Coulée massive à surface coussinée	CZ
Coulées massives grenues et/ou parties basales grenues de coulées	CW
Coussiné (coussins)	CO
Coussins allongés	XP
Coussins aplatis	FP
Coussins en molaire	MD
Coussins fragmentés	CF
Coussins isolés	CI
Coussins jointifs	CJ
Crescumulat	CT
Cristalloblastique	CR
Cristaux (en)	CX
Cryptalgaire	CP
Cumulat (à)	CU
Cumulite	CM
Cupules («dish struc.»)	DS
Cyclique	CY
Dendritique	DT
Désagrégés/brisés	DG
Diabasique	DQ
Diablastique	DB
Diaclasé	DC
Direction d'écoulement de coulée	DE
Direction de courant	DR
Discordance	DD
Disséminé	DI
Drusique	DK
Dunes	DU
Échappement (structure d')	SB
Écharde	ED
Écoulement (structure d')	EO
Effondrement (structure d')	EF
Empreinte de cannelures	EL
Empreinte de charge («load cast»)	EC
Empreinte d'impact	EI
Enclave	EN
Encroûtement («crustification»)	EM
En échelon	EE
En festons	ES
En apophyse	AY
Épiclastique	EP
Équigranulaire	EQ
Excroissances	ER
Extrusif (ve)	EX
Faille intra-formationnelle	FJ
Faille synvolcanique	FV
Fentes de dessication	FD
Fente de refroidissement	FM
Fibreux (se)	FI
Fibroblastique	FB
Filonien	FN
Filons-couches cogénétiques (synvolcaniques)	FH
Flammes	FE
«Flaser»	FS
Flué, par fluage - fluidal	FL
Fluidal(e) (à structure)	FL
Flûte déformée par surcharge	FX
Flûte («flutecast»)	FT
Folié(e)	FO
Fossilifère	FF
Fracturé(e)	FA
Fractures radiales dans les coussins	FC
Fragmenté(e)	FG
Fragments allongés «monomictic»/ monogéniques	FW
Fragments allongés «polymictic»/ polygéniques	FU
Fragments aplatis «polymictic»/ polygéniques	FK
Fragments aplatis «monomictic»/ monogéniques	FQ
Framboïdal	RB
Frites («pencil structure») (en crayons)	FR
Galets (à) (64-256 mm)	GA
Géode	GE
Gloméroblastique	GB
Gloméroclastique	GC
Gloméro-cristallin(e)	GX
Gloméro-porphyrique	GH
Gneiss à crayons	NR
Gneiss droit («straight gneiss»)	GD
Gneissique	GS
Gradation densimétrique	GW
Gradation granulométrique	VG
Grains fins (à) -roches ignées < 1 mm	GF
Grains grossiers (à) - roches ignées > 5 mm	GG
Grains moyens (à) -roches ignées 1-5 mm	GM
Grains très fins	GT
Grains très grossiers	GO
Granoblastique	GR
Granoclassement inverse	GI
Granoclassement inverse suivi de normal	GJ
Granoclassement normal suivi d'inverse	GK
Granoclassement normal	GN
Granoclastique	GQ
Granophyrique	GY
Granules (à) (2-4 mm)	GU
Graphique	GP
Griffon	GV
«Harrisitic»	HA
Hélicitique	HE
Hétéradcumulat	HU
Hétéroblastique	HB
Hétérogène	HK
Hétérogranulaire	HG
Holocristallin(e)	HC
Holohyalin(e)	HH
Hololeucocrate	HL
Holomélanocrate	HM
Homéoblastique	HQ
Homogène	HJ
Homotactique	HT
Hyaloclastites	HY
Hyaloclastites remaniées	HR
Hyalopilitique	HP
Hyalotuf	TH
Hypidiomorphe	HD
Hypocristallin(e)	HX
Idiomorphe	ID
Imbrication de cailloux, blocs	IM
Imprégnation	IP
Intergranulaire	IG
Intersertale	IS
Intraclastes(à)	IT
Intraformationnel(le)	IR
Intrusif(ve)/ injection	IU
Iridescence	IC
Isolés	IL
Joints en colonnes	JC
Karstique	KR
Labradorescence	LU
Laminaire (laminé)	LA
Laminations convolutées	LC
Laminations cryptalgaires	CP
Laminations ondulantes	LO
Laminations ondulantes lenticulaires	LL
Laminations obliques	LQ
Laminations parallèles	LP
Lapillistone	TO
Lapilli (à)	LI
Lattes (en)	LT
Lave/coulée de lave	LV
Lave en blocs	LK
Lenticulaire	LE
Lépidoblastique	LF
Leucocrate	LX
Leucosome	LS
Lité(e), stratifié(e)	SA
Lits amalgamés	AG
Lits d'épaisseur moyenne (10 à 25 cm)	LN
Lits épais (>25 cm)	LG
Lits lenticulaires	LD
Lits minces (1-10 cm)	LM
Lobe	LB
Massif(ve)	MA
Mégacoussins (à)	MC
Mégaporphyrique	MP
Mélanocrate	MX
Mélanosome	MS
Mésocrate	MK
Mésocumulat	MF
Métamorphisé	ME
Miarolitique	ML
Micritique	MT
Microbrèche	MB
Microlitique	MI
Microporphyrique	MR
Minicoussins (à)	MU
Mobilisat	MZ
Monogénique «Monomictic»	MM
Mosaïque	MO
Mylonitique	MN
Myrmékitique	MY
Nébulitique	NB
Nématoblastique	NE
Néosome	NS
Nodulaire	NO
Noyaux	NY
Ocellaire	OC
Oeillé(e)	OE
Oikocryst (à)	OI
Oolitique	OO
Ophitique	OP
Orbiculaire	OR
Orthocumulat	OU
Paléosome	PS
Paléosurface d'érosion	PE
Panidiomorphe	PA
Patron d'interférence	PV
Pegmatitique	PG
Pellets (à)	PL
Péloïdes	PD
Perlitique	PT
Peu serrés («loosely packed»)	LR
Phanéritique	PH
Phénocristique	PI
Plis ptygmatiques	PZ
Plutonique	PU
Poecilitique	PC
Poecilobiastique	PB
Polygénique/ «Polymictic»	PM
Ponce	PN
Porphyre	PP
Porphyrique	PO
Porphyroblastique	PQ
Porphyroclastique	PJ
Prismatique	PX
Protoclastique	PF
Pyroclastique	PR
Radeaux (en)	RO
Rapakivique	RK
Remanié(e)	RN
Remplacement	RL
Réniforme	RF
Réticulé(e)	RE
Rides de courant	RC
Rides de plage	RP
«Rill mark(s)»	RM
«Rip-up clast(s)»	RI
Ruban de quartz	RQ
Rubané(e)	RU
Rubanement concentrique	RA
Rubanement de diffusion («Liesegang rings»)	LJ
Rubanement symétrique	RS
Rubanement tectonique	RT
Saccaroïdale (granoblastique)	SD
Schisteux	SC
«Schlieren»	SH
Scoriacé(e)	SR
«Shatter» cone	SV
«Slump»	SL
Sommital(e)	SM
Sphérolitique	SP
Spinifex (à)	SX
Stockwerk	SW
Stratifications entrecroisées de fosse	SF
Stratifications/ laminations obliques planaires	SN
Stratifications/ laminations obliques tangentielles	SQ
Stratifié(e)	ST
«Streaky» mafiques en trait	SG
Stratiforme/ stratifié	ST
Stratoïde («stratabound»)	SJ
Strie	SI
«Stromatic»	SK
Stromatolitique	SU
Structure de percement («piercement»)	ET
Structure «Durchbewegung»	DW
Structure en cocarde (crustification dans brèche, «cockade»)	PY
Structure en peigne («comb»)	PW
Stylolites	SY
Subophitique	SO
Surface d'érosion	SE
Tabulaire	TA
Talus (de)	TT
Tectonique	TE
Tectonite en L	YL
Tectonite en L/S	YZ
Tectonite en S	YS
Tectonite hétéroclastique	YH
Tectonite homoclastique	YM
Traces fossiles (trous de vers, etc.)	TF
Trachytique/ trachitoïde	TR
Trempe (de)	TP
Tuf à blocs	TM
Tuf à blocs et à lapilli	TZ
Tuf à cendre	TD
Tuf à cristaux	TX
Tuf à lapilli	TL
Tuf à lapilli et à blocs	TY
Tuf cherteux	TC
Tuf graphiteux	TG
Tuf lithique	TI
Tuf soudé	TS
Tufacé	TU
Turbidite (voir guide des géofiches)	TB
Variolitique	VA
Veiné(e)	VN
Vésiculaire	VE
Vitreux(se)	VI
Volcanique	VO
Volcanoclastites	VC
Xénoblastique	XB
Xénomorphe	XM
Autres	XX

SÉQUENCE : Q...

Terme	Code
Suite désor. de couches d'épaisseur inconstante	QA
Suite désor. de couches d'épaisseur constante	QB
Rythme régulier de couches d'épaisseur inconstante	QC
Rythme régulier de couches d'épaisseur constante	QD
Rythme irrégulier de couches d'épaisseur inconstante	QE
Rythme irrégulier de couches d'épaisseur constante	QF
Cycles complets	QG
Cycles incomplets	QH
Autre	QX

RELATION AVEC LE CORPS GÉOLOGIQUE ADJACENT : 0 À 9

Terme	Code
Interdigitation avec	0
Sus-jacent	1
Sous-jacent	2
En contact net avec	3
En contact diffus avec	4
En contact trans. avec	5
En contact discor. avec	6
Intrusif dans	7
En enclave dans	8
Autre	9

Appendix 3a : Outcrop Descriptions

Appendix 3a - Outcrop Descriptions

Outcrop	Type	UtmEast NAD27	UtmNorth Zone18	Litho1	Litho2	Description	Texture	Mineralogy	Alteration	Mineralization
AN2011BK-091	A	389922	5771622	V3		V3 sur le flanc d'une petite colline, avec une veinule de QZ N325 60				
AN2011BK-092	B	389805	5771558	I2		bloc de I2 avec biotite abondante		FP FK QZ		MG
AN2011BK-093	A	390180	5771420	V3B	I2	Grand affleurement de basalte, 25m x15m, avec contact V3/I2,				PY PO
AN2011BK-094	A	390231	5771427	V3		15m x 7m				
AN2011BK-095	A	386500	5779351	S3		métasédiments de 25m x 10m,			SIL(6,5) TML	
AN2011BK-096	A	386438	5779376	S3		métasédiments de 15m x 10m,			SIL TML	
AN2011BK-097	B	386363	5779368	S3		bloc de métasédiments de 1.2m x 1m, ferrugination (OF)				AS
AN2011BK-098	A	390427	5771364	V3		10m x 5m				
AN2011BK-099	A	390519	5771384	V3		12m x 5m			BIO	PO
AN2011BK-100	A	390548	5771377	V3		10m x 5m				
AN2011BK-101	A	390587	5771348	V3		15m x 15m			SIL TML	
AN2011BK-102	A	390620	5771314	V3		3m x 2.5m				
AN2011DV-049	A	386479	5779342	S3 M4		Métasédiments recristallisé (légèrement), silicifié et localement amphibolitisé (AC?).	GF FO SD	FP BO AM QZ	SIL(10,1)	PY(3)
AN2011DV-050	A	386452	5779339	S3 M4		Métasédiments recristallisé (légèrement), silicifié et localement amphibolitisé (AC?).	GF GT FO SD SA	FP BO AM QZ	SIL(10,1) CCS(6,2)	PY(1)
AN2011DV-051	A	386406	5779381	S3 M4		Métasédiments recristallisé (légèrement), silicifié et chloritisé (amphibolitisé). Passages plus gréseux.	GF FO SD	FP BO CC AM QZ	CHL(3,7) SIL(10,1)	PY(2)
AN2011DV-052	B	386370	5779371	S3		Bloc anguleux de 50x50x30cm de métawacke recristallisé, silicifié et amphibolitisé.	GF FO	FP BO AM QZ	SIL(10,1)	PY(3) AS(0,1)
AN2011DV-068	A	388027	5774173	I1D	I3	Tonalite avec un dyke mafique. La tonalite est silicifiée avec des veines de QZ-TL	GM GX	PG QZ BO AM	SIL(10,1) TML(9,1)	PY(1)
AN2011DV-069	A	388030	5774176	I1D		Tonalite légèrement minéralisée avec des veines de QZ-TL.	GX GM		SIL(10,1) TML(9,1)	PY(1)
AN2011GR-001	A	386860	5773700	V2		Affl de 20m^2. Rééchantillonnage. V2 à GF, SC,			SIL(10,1)	
AN2011GR-002	B	386733	5773748	V3	V2	Champs de blocs anguleux de 20m x 10m. Le champs semble être trié selon différents types de roches et orientés selon la litho à 230 degrés. On trouve des I2 du côté est et des roches volcaniques à l'ouest. Présence d'une zone rouillée de 3m x 8m.			SIL(10,1)	PY(2)
AN2011GR-003	A	387868	5773477	V3		Affl de 10m^2. V3 (M16) à Gf, FO. On trouve une bande d'altération riche en CB.				
AN2011GR-004	A	388095	5773390	V3		Affl de 4m^2. V3 à GF, FO, avec 60% de minéraux mafiques. PY en tr.				PY(0,5)

Outcrop	Type	UtmEast	UtmNorth	Litho1	Litho2	Description	Texture	Mineralogy	Alteration	Mineralization
		NAD27	Zone18							
AN2011GR-005	A	387857	5773092	V3		Aff de V3 avec bandes de V2. L'affl est déformé et certaines zones sont plus schisteuse. L'échantillon se trouve sur un affleurement déjà échantillonné.				PY(0,5)
AN2011JOL-118	A	383297	5779355	S3		Aff. De métasédiment foncé ou V3B.		PG AM MI		
AN2011JOL-119	A	383392	5779124	S3	I1N	S3 à QZ-FP avec des veines de QZ.	GM SD SA	PG QZ		PY(1)
AN2011JOL-120	A	383354	5779047	S3		Métasédiment.	SA GF ZR	QZ PG BO		
AN2011JOL-121	A	383497	5778875	S3	I1N	Métasédiment avec pendage vers le nord.	ZR SA	PG QZ MI		PY(1) PY(6)
AN2011JOL-122	A	383579	5778543	S3	I1N	Métasédiment avec un réseau de veinule de QZ. Style stockwerk.	SA GM SD	PG QZ MI		
AN2011JOL-123	B	383479	5778113	S3	I1N	Bloc angulaire sub en place de S3 avec une veine de QZ minéralisé		QZ PG MI		PY(4)
AN2011JOL-138	A	383017	5775841	S3	I1N	Retour sur 2 showing de 2 et 1g/t Au dans un métasédiment lité et cisaillé avec des grenats en relief positif.	SA ZD	PG QZ MI GR	GRE(6,2)	
AN2011JOL-139	A	383017	5775841	S3	I1N	Retour sur 2 showing de 2 et 1g/t Au dans un métasédiment lité et cisaillé avec des grenats en relief positif.	ZD SA	PG QZ GR MI	CHL(8,4)	PO(2) PY(2)
AN2011JOL-140	A	383017	5775843	S3	I1N	Retour sur 2 showing de 2 et 1g/t Au dans un métasédiment lité et cisaillé avec des grenats en relief positif.	SA ZD	FP QZ MI GR		PO(2)
AN2011JOL-141	A	382175	5775318	V3B		Grande coulée de V3B à GF, noir gris en SF.	GM ZR	PG MF		PO(2)
AN2011JOL-142	B	382072	5775214	I2		Champ de bloc anguleux de I2 ou S3	GM	QZ PG		
AN2011JOL-295	A	390914	5772292	V3B M16	I1A	Contact entre l'intrusif granitique et la coulée de V3B non loin car on retrouve les 2 unités.		AM(40) PG(25) QZ(15) BO(10) FK(10)		
AN2011MET-121	A	390419	5771606	V3B						
AN2011MET-122	A	389930	5771631	V3B		a veine centimétrique de FP à 5% chlorite et nodules de Qz				
AN2011MET-123	B	389396	5771838	I1B		bloc 6m x 2m		FP(55) BO(30) QZ(15)		
AN2011MET-124	A	390156	5771419	V3B		folié, avec veine Fp+Qz			SER(10,1)	PY
AN2011MET-125	A	390185	5771448	V3B		a veinules de Qz hématisé			HEM(10,1) SIL(10,1)	PY
AN2011MET-126	A	390280	5771382	V3B	I1	contact basalte-intrusif coupés par une veine de Qz			SIL(10,1)	
AN2011MET-127	A	386581	5779211	V3B	I3A	basalte-gabbbro +Qz hématisé en veinules, et section brechique à py			HEM(8,1) CCS(10,10) SIL(10,1)	PY(4)
AN2011MET-128	A	386454	5779082	I3A		a stockwerk de Qz et horizon épidotisé et silicifié de 50cm de large et minimum 1m de long.			EPI(10,1) SIL(10,1)	PY(2)
AN2011MET-129	A	390476	5771423	V3B					SIL(4,10)	PY(1)
AN2011MET-130	A	390508	5771370	V3B M16		a veinules de Qz			SIL(10,1)	SF
AN2011MET-131	A	390578	5771339	V3B		a veinules de Qz			SIL(10,1)	PY

Outcrop	Type	UtmEast	UtmNorth	Litho1	Litho2	Description	Texture	Mineralogy	Alteration	Mineralization
		NAD27	Zone18							
AN2011MET-132	A	390635	5771310	V3B		avec limonite, très magnétique et nodules de Qz par endroits				MG(45)
AN2011MET-133	A	390633	5771310	V3B		avec limonite, très magnétique et nodules de Qz par endroits			SIL(10,1)	
AN2011RA-046	A	389221	5779644	I3		I3 ou V3?		AM QZ		
AN2011RA-109	A	386546	5779278	S3		S3 avec contact dyke de gabbro et PY dans veine de QZ				
AN2011RA-110	A	385584	5778683	S3						
AN2011RA-111	A	389102	5768122	I1D		tonalite	GF	QZ(25) FP(74) BO(1) AM CL		
AN2011RA-112	B	389630	5768938	M16		Bloc arrondi, amphibolite avec QZ (nodules), CC, PY, MG			CAR	PY
AN2011RA-113	A	388124	5769432	I1D						
AN2011RA-179	A	383419	5779068	S3					SIL	PY(3)
AN2011RA-180	A	383439	5778986	S3						
AN2011RA-181	A	383487	5778926	S3						
AN2011RA-182	A	383525	5778917	S3						
AN2011RA-183	A	383592	5778532	S3						PY
AN2011RA-191	A	387527	5773665	V3		volcanite mafique verdatre.	GT			PY MG
AN2011RA-192	A	387518	5773682	V3					SIL	PY
AN2011RA-193	A	387161	5773779	V2				FP QZ		PY CP
AN2011RA-194	A	387014	5773778	V2	I2	Dyke I2 dans V2		FP QZ		CP
AN2011SIL-076	A	389300	5779647	S3			granoclassé	FP BT AM	SIL(10,1)	PO PY
AN2011SIL-077	A	389210	5779500	S3	I3	dyke I3		AM BO	SIL(10,1)	AS
AN2011SIL-078	A	389061	5779472	S3			GT	FP BT	SIL(10,1)	
AN2011SIL-079	A	389234	5779619	S3				BT AM QZ FP	SIL(10,1) ALT	
AN2011SIL-125	A	388452	5775591	V3			GM	AM(70) FP(30)	SIL(10,1)	AS(5)
AN2011SIL-126	A	388431	5775395	V3			SC	AM BO OP	SIL(10,1)	PY(1)
AN2011SIL-127	A	388761	5775455	V3	M8				SIL(10,1)	AS(3)
AN2011SIL-128	A	388932	5775369	V3		contact entre basalte chloritisé et grosse veine de qz	SC		SIL(10,1) CHL	
AN2011SIL-129	A	388948	5775209	V3		très grand affleurement semblant être impertinent et uniforme			SIL(10,1)	PY
AN2011SIL-130	A	388276	5775568	V3						PY
AN2011SIL-145	B	386007	5778783	S3		2mx1mx1m, sub-anguleux	SC			PO
AN2011SIL-146	B	389116	5768139	I1M		bloc de 2x1x1m, sub-arrondis		QZ(20) FP(60) AM(20)		PO
AN2011SIL-147	B	389397	5768603	I2		40cmx30cmx20cm, sub-ang		FP(99) AM PX OP(1)		PO(1)
AN2011SIL-148	B	389582	5768719	I1M		70cmx20cmx45cm, rouillé	GT			PY(2)
AN2011SIL-149	A	388240	5769373	I1M				QZ(40) FP(40) AM(20)	EPI	
AN2011SIL-232	A	382164	5777880	S3						
AN2011SIL-233	A	382605	5777799	S3		Wacke à matrice biotitisée.				

Outcrop	Type	UtmEast	UtmNorth	Litho1	Litho2	Description	Texture	Mineralogy	Alteration	Mineralization
		NAD27	Zone18							
AN2011SIL-243	A	387526	5773675	V2	V3	Bande de v2 alternées par des bandes de v3 et bande ou les fp sont alérée blanc et oxydés (rouille), tout ca est intercallé avec des sills de i2		AM FP		
AN2011SIL-244	A	387252	5773746	M16		Amphibolite avec placages de TL à grains très fins, sur une couche de 0,5cm de puiss par 5x3m. Long aff de M16 traversé par une bande leucocrate de 1m de large (séd/tuff?)		AM TL		
AN2011SIL-245	A	387111	5773819	V2 M8		dans une petite falaise de 1m de haut, la bande de m8 mesure 15cm de large dans le v2				
AN2011SIL-246	A	387077	5773809	V2		bloc provenant de l'ébouli de l'affleurement. Bande rouillée et minéralisée de 1m de large		BO(95) OP(5)		
AN2011SIL-247	A	386903	5773681	V3	I2	Sill intermédiaire de 10 de large parrallèle avec la foliation du V2-V3.				
AN2011SIL-248	A	386903	5773681	M16		bande rouillée et alérée blanche de 1m de large, rhyolitique ?				
AN2011SIL-256	A	386646	5773863	I3		entrecoupé par vei de fp de 5 cm d'épais à grains fins, elle-même recoupé par une fine vei de qz de 0,5 cm	GG			
AN2011SIL-257	A	387700	5773571	V3 M16		v3 amphibolitisé				
AN2011SIL-258	A	388120	5773348	V3		gabroïque, bande altérée de 15 cm, à 315 degré nord, déformée avec vei de qz discontinue.				
AN2011SIL-259	A	388122	5773346	V3		gabroïque, bande altérée de 15 cm, à 315 degré nord, déformée avec vei de qz discontinue.				
AN2011SIL-260	A	387857	5773093	V3		V3 entrecoupée de veines de fp de qq cm de large assez déformée				
AN2011TV-017	A	382466	5777846	S3		S3 avec vnQZ				
AN2011TV-029	A	381788	5777932	S3		S3 avec vnQZ 1cm d'epaiseur				
AN2011TV-030	A	382382	5777791	S3		S3 finement lité, avec vnQZ				
AN2011TV-031	A	382492	5777609	S3		S3 avec vnQZ 5cm d'epaiseur				
AN2011TV-032	A	382581	5777473	S3		S3 avec vnQZ , SI+				

Appendix 3b :Sample Descriptions

Appendix 3b - Sample Descriptions

Sample	Outcrop	UtmEast NAD27	UtmNorth Zone18	Type	Description	Litho1	Alteration	Mineralization	AuPPB
212057	AN2011BK-092	389805	5771558	B	Bloc de I2 BO+	I2		MG	9
212059	AN2011BK-093	390180	5771420	A	V3 avec une petite veinule de quartz rouillée, presence de pyrite et pyrrhotite	V3		PY PO	7
212058	AN2011BK-093	390180	5771420	A	contact V3/I2	V3B		PY PO	3
212060	AN2011BK-094	390231	5771427	A	endroit ferrugineux dans le V3 avec un peu de quartz et pyrrhotite	V3			8
212061	AN2011BK-095	386500	5779351	A	S3 SI+TL	S3	SIL(6,5) TML		3
212062	AN2011BK-096	386438	5779376	A	veine de quartz avec beaucoup de tourmaline dans le S3	S3	SIL TML		3
212063	AN2011BK-097	386363	5779368	B	Bloc de S3 (AS) OF	S3		AS	9
212064	AN2011BK-098	390427	5771364	A	V3	V3			3
212065	AN2011BK-099	390519	5771384	A	V3 BO+ PO	V3	BIO	PO	3
212066	AN2011BK-100	390548	5771377	A	veine de quartz OF dans V3	V3			3
212067	AN2011BK-101	390587	5771348	A	veine de quartz-TL dans le V3	V3	SIL TML		8
212068	AN2011BK-102	390620	5771314	A	V3 (SI)	V3			13
212127	AN2011DV-049	386479	5779342	A	S3M4BO AM+ SI+ 3PY OF.	S3 M4	SIL(10,1)	PY(3)	3
212128	AN2011DV-049	386479	5779343	A	VnQZ de 5-10cm OF trSF avec 15% d'éponte de S3.	S3 M4	SIL(10,1)	PY(3)	3
212129	AN2011DV-050	386452	5779339	A	S3 AC+ SI+ 2PY OF (veinules de QZ au centre des bandes à AM+).	S3 M4	SIL(10,1) CCS(6,2)	PY(1)	3
212130	AN2011DV-050	386458	5779339	A	VnQZ OF de 5cm trSF; dans le S3.	S3 M4	SIL(10,1) CCS(6,2)	PY(1)	3
212131	AN2011DV-051	386406	5779381	A	Bloc sub-en-place de S3BO AC+CL+SI+ 3PY.	S3 M4	CHL(3,7) SIL(10,1)	PY(2)	3
212132	AN2011DV-052	386370	5779371	B	Bloc de S3 AC+SI+ 3PY(AS)	S3	SIL(10,1)	PY(3) AS(0,1)	195
212767	AN2011DV-068	388030	5774176.5	A	VnQZ-TL de 10cm au CT avec dyke mafique. Vn à N60°. 15% d'éponte (I1D).	I1D	SIL(10,1) TML(9,1)	PY(1)	3
212768	AN2011DV-068	388030	5774176.5	A	VnQZ-TL de 7-10cm au CT avec dyke mafique. Vn à N65°. 15% d'éponte (I1D).	I1D	SIL(10,1) TML(9,1)	PY(1)	3
212766	AN2011DV-068	388027	5774173	A	VnQZ-TL de 5cm avec 15% d'éponte (I1D à 1PY). Orienté N30°.	I1D	SIL(10,1) TML(9,1)	PY(1)	3
212769	AN2011DV-069	388030	5774176	A	VnQZ-TL OF de 5-10cm N60° avec 15% d'éponte (I1D à 2PY).	I1D	SIL(10,1) TML(9,1)	PY(1)	3
230352	AN2011GR-001	386860	5773700	A	Rééchantillonnage de 177850, zone ultrarouillée dans le V2. Zone de 30cm à 100 degrés.	V2	SIL(10,1)		378
230353	AN2011GR-001	386860	5773700	A	1,5m au nord de 230352.	V2	SIL(10,1)		71
230351	AN2011GR-001	386860	5773700	A	L'échantillon se trouve à 2 m au sud de 177850. V2 à GF schisteux, 5% PY hd, di-psc. 3%BO.	V2	SIL(10,1)		3
230355	AN2011GR-002	386733	5773748	B	V2 avec un littage avec bandes mf qui contiennent un minéral gris difficile à identifier di-psc à gf. 2% de PY ID à gf.	V2	SIL(10,1)	PY(2)	56
230356	AN2011GR-002	386733	5773748	B	V2 à gf rouillé avec 1% de PY di. Contient veinules de QZ de 1 à 2 mm d'épaisseur.	V2	SIL(10,1)	PY(2)	109
230354	AN2011GR-002	386733	5773748	B	V3 à GF, FO, 2% PY xm, di.	V2	SIL(10,1)	PY(2)	16
230357	AN2011GR-003	387868	5773477	A	Bande carbonatée (25% CB), sc, orientation incertaine.	V3			7
230358	AN2011GR-004	388095	5773390	A	V3 à GF, FO, avec 60% de minéraux mafiques. PY en tr.	V3		PY(0,5)	6
230359	AN2011GR-005	387857	5773092	A	V3 à GF, SC. Se trouve au contact d'une petite zone de faille dextre orientée à 100 degré. Py en tr di.	V3		PY(0,5)	5

Sample	Outcrop	UtmEast	UtmNorth	Type	Description	Litho1	Alteration	Mineralization	AuPPB
		NAD27	Zone18						
230031	AN2011JOL-118	383297	5779355	A	S3	S3			5
230032	AN2011JOL-119	383392	5779124	A	S3 et vei de QZ avec 1% PY.	S3		PY(1)	13
230034	AN2011JOL-119	383320	5779017	A	S3 avec vei de QZ, FP verdâter.	S3		PY(1)	6
230033	AN2011JOL-120	383354	5779047	A	Bloc sub-en place de SF avec trace de SF.	S3			3
230035	AN2011JOL-120	383492	5778973	A	S3 (60%) avec veinule de QZ (40%) rouge-orangé.	S3			24
230037	AN2011JOL-121	383496	5778907	A	Gossen 1500HFR-500LFR ds S3. Minéralisé PY en amas.	S3		PY(1) PY(6)	10
230038	AN2011JOL-121	383496	5778913	A	S3 près du gossen. Plus grisâtre. Min. PY.	S3		PY(1) PY(6)	8
230036	AN2011JOL-121	383497	5778875	A	S3 avec 1% PY	S3		PY(1) PY(6)	7
230040	AN2011JOL-122	383581	5778547	A	S3 avec veinule de QZ Minéralisé 3-4% PO	S3			3
230039	AN2011JOL-122	383579	5778543	A	S3	S3			5
230041	AN2011JOL-123	383479	5778113	B	Bloc angulaire sub en place de S3 avec une veine de QZ minéralisé	S3		PY(4)	3
230120	AN2011JOL-138	383017	5775841	A	Re-Sampling du showing (217523). VN QZ (90%) // au litage avec éponte S3 (10).	S3	GRE(6,2)		630
230119	AN2011JOL-138	383017	5775841	A	Re-sampling du showing (217523). VN QZ // au litage.	S3	GRE(6,2)		17
230121	AN2011JOL-138	383016	5775841	A	Même VN QZ mais plus 1m à l'ouest. Avec AM et GR de l'éponte. FP vert dans la VN.	S3	GRE(6,2)		68
230124	AN2011JOL-139	382999	5775846	A	VN QZ cisaillé dextre.	S3	CHL(8,4)	PO(2) PY(2)	6
230123	AN2011JOL-139	383002	5775844	A	S3 minéralisé 1-2% DI.	S3	CHL(8,4)	PO(2) PY(2)	6
230122	AN2011JOL-139	383017	5775841	A	Sonne conducteur HFR-LFR 600. S3 min. PY 2-3%	S3	CHL(8,4)	PO(2) PY(2)	11
230127	AN2011JOL-140	383017	5775843	A	Re-Sampling du showing 220817 (1g/t Au). VN de QZ // à SA avec éponte S3.	S3		PO(2)	25
230128	AN2011JOL-140	383018	5775844	A	Bloc sub-en-place de la même VN de QZ du showing.	S3		PO(2)	13
230129	AN2011JOL-140	382983	5775841	A	S3 avec veinule de QZ. PO 2% ds le S3.	S3		PO(2)	3
230134	AN2011JOL-141	382175	5775318	A	Zone magnétique à MAG -3000. Échantillon non magnétique de V3B. Trace de SF.	V3B		PO(2)	7
230130	AN2011JOL-141	382174	5775290	A	V3B miin. 2-3% PO	V3B		PO(2)	3
230131	AN2011JOL-141	382111	5775298	A	VN de QZ rouillé perpendiculaire à la FO.	V3B		PO(2)	5
230132	AN2011JOL-142	382072	5775214	B	I2 porphyrique	I2			5
230133	AN2011JOL-142	382086	5775210	B	Veine de QZ sur bloc anguleux. Rouillé.	I2			3
212309	AN2011MET-122	389930	5771631	A	30% eponte, 70% veine QZ	V3B			3
212310	AN2011MET-123	389396	5771838	B	bloc 6m x 2m I1B	I1B			3
212311	AN2011MET-124	390156	5771419	A	vnQZ-FP trPY dans V3B	V3B	SER(10,1)	PY	6
212312	AN2011MET-124	390156	5771419	A	V3B FO+ SI trPY	V3B	SER(10,1)	PY	3
212314	AN2011MET-125	390185	5771448	A	V3B avec Py	V3B	HEM(10,1) SIL(10,1)	PY	3
212313	AN2011MET-125	390185	5771448	A	V3B sans Py	V3B	HEM(10,1) SIL(10,1)	PY	3
212315	AN2011MET-125	390185	5771448	A	V3B plus siliceux que les précédents	V3B	HEM(10,1) SIL(10,1)	PY	3
212316	AN2011MET-126	390280	5771382	A	CT V3B-I1 +vnQZ HEM	V3B	SIL(10,1)		3
212318	AN2011MET-127	386609	5779217	A	echantillon composé à 100% section brechique CCS a PY, dans V3-I3	V3B	HEM(8,1) CCS(10,10) SIL(10,1)	PY(4)	3
212317	AN2011MET-127	386581	5779211	A	V3B SI+ a Qz hématisé	V3B	HEM(8,1) CCS(10,10) SIL(10,1)	PY(4)	3

Sample	Outcrop	UtmEast	UtmNorth	Type	Description	Litho1	Alteration	Mineralization	AuPPB
		NAD27	Zone18						
212319	AN2011MET-128	386454	5779082	A	centre de l'horizon epidotisé	I3A	EPI(10,1) SIL(10,1)	PY(2)	3
212320	AN2011MET-128	386454	5779082	A	bordure de l'horizon epidotisé avec boxwork	I3A	EPI(10,1) SIL(10,1)	PY(2)	3
212321	AN2011MET-128	386454	5779082	A	eponte de l'horizon epidotisé	I3A	EPI(10,1) SIL(10,1)	PY(2)	3
212322	AN2011MET-129	390476	5771423	A	V3B SI+ 1PY	V3B	SIL(4,10)	PY(1)	7
212323	AN2011MET-130	390508	5771370	A	V3B(M16) trSF SI+	V3B M16	SIL(10,1)	SF	3
212324	AN2011MET-130	390507	5771370	A	V3B(M16) trSF SI+	V3B M16	SIL(10,1)	SF	3
212325	AN2011MET-131	390578	5771339	A	V3B SI+ trPY	V3B	SIL(10,1)	PY	9
212326	AN2011MET-132	390635	5771310	A	composé de 30%veine Qz et 70% minéraux de fer	V3B		MG(45)	5
212327	AN2011MET-133	390633	5771310	A	V3 OF+++ contenant quelques veinules de Qz	V3B	SIL(10,1)		3
212328	AN2011MET-133	390633	5771310	A	OF+++ minéraux de fer seulement	V3B	SIL(10,1)		7
211598	AN2011RA-046	389221	5779644	A	QZ + cumulats AM + PY	I3			15
212227	AN2011RA-109	386546	5779278	A	Veine QZ noirâtre	S3			3
212228	AN2011RA-109	386546	5779278	A	S3 avec PY	S3			3
212229	AN2011RA-110	385584	5778683	A	QZ + encaissant	S3			3
212230	AN2011RA-111	389102	5768122	A	Tonalite à biotite-chlorite + amphiboles	I1D			3
212231	AN2011RA-112	389630	5768938	B	bloc de M16 PY CAR+ OF+	M16	CAR	PY	3
212232	AN2011RA-113	388124	5769432	A	Partie à grains fins + zone à BO adjacente	I1D			3
213430	AN2011RA-179	383419	5779068	A	HFR 2000, LFR 1000, oxydée et silicifiée, PY 3%	S3	SIL	PY(3)	3
213431	AN2011RA-180	383439	5778986	A	Veine QZ + éponte, bcp de micas, oxydation	S3			3
213432	AN2011RA-181	383487	5778926	A	Aphanitique, PY en filons, schisto, MI, oxydation, près veine QZ	S3			6
213433	AN2011RA-181	383487	5778926	A	Veine QZ + oxydation	S3			9
213434	AN2011RA-182	383525	5778917	A	SC, silicifié, PY en traces, oxydation	S3			3
213435	AN2011RA-183	383592	5778532	A	S3 Aphanitique, gris-verdâtre, très silicifiée, PY en traces	S3		PY	6
213446	AN2011RA-191	387527	5773665	A	V3; Matrice verdâtre, FP, PY, CC, grains très fins, veinules de MG	V3		PY MG	3
213447	AN2011RA-192	387518	5773682	A	V3? Matrice grise-verdâtre, silicifiée, oxydée dans plans de fractures	V3	SIL	PY	7
213450	AN2011RA-193	387161	5773779	A	Silicifiée, veinules TL, stockwerk, CP et PY, près grosse veine QZ+TL	V2		PY CP	6
230152	AN2011RA-193	387161	5773779	A	Éponte près veine QZ+TL, CP et baguettes de TL	V2		PY CP	6
230151	AN2011RA-193	387161	5773779	A	Veine QZ et TL	V2		PY CP	8
230153	AN2011RA-194	387014	5773778	A	Intrusion I2 avec CP et/ou CV	V2		CP	11
230154	AN2011RA-194	387014	5773778	A	Éponte bordure intrusion, litée	V2		CP	6
211780	AN2011SIL-076	389300	5779647	A	S3 SI++ PO PY	S3	SIL(10,1)	PO PY	3
211781	AN2011SIL-077	389210	5779500	A	S3 - dyke I3	S3	SIL(10,1)	AS	60
211782	AN2011SIL-077	389210	5779500	A	S3 - dyke I3	S3	SIL(10,1)	AS	14
211783	AN2011SIL-078	389061	5779472	A	S3 SI	S3	SIL(10,1)		8
211784	AN2011SIL-079	389234	5779619	A	S3 AM+ SI+	S3	SIL(10,1) ALT		142
212258	AN2011SIL-125	388432	5775570	A	V3 SI 5AS	V3	SIL(10,1)	AS(5)	8
212259	AN2011SIL-125	388419	5775559	A	V3 SI 5AS	V3	SIL(10,1)	AS(5)	11
212257	AN2011SIL-125	388452	5775591	A	V3 SI 5AS	V3	SIL(10,1)	AS(5)	9
212261	AN2011SIL-126	388439	5775401	A	V3 SI+ 1PY OF+	V3	SIL(10,1)	PY(1)	7
212260	AN2011SIL-126	388431	5775395	A	V3 SI+ 1PY OF+	V3	SIL(10,1)	PY(1)	6
212262	AN2011SIL-127	388761	5775455	A	V3 avec vnQZ dans zone SC+. 3AS	V3	SIL(10,1)	AS(3)	8
212263	AN2011SIL-128	388932	5775369	A	V3 avec vnQZ de 30cm.	V3	SIL(10,1) CHL		7
212264	AN2011SIL-129	388948	5775209	A	V3 SI trPY	V3	SIL(10,1)	PY	3

Sample	Outcrop	UtmEast	UtmNorth	Type	Description	Litho1	Alteration	Mineralization	AuPPB
		NAD27	Zone18						
212265	AN2011SIL-130	388276	5775568	A	V3 (PY) bleaché.	V3		PY	3
212293	AN2011SIL-145	386007	5778783	B	S3 (PO); bloc de 2mx1mx1m, sub-anguleux	S3		PO	4
212294	AN2011SIL-146	389116	5768139	B	I1M trPO; bloc de 2x1x1m, sub-arrondis	I1M		PO	3
212295	AN2011SIL-147	389397	5768603	B	bloc 40cmx30cmx20cm, sub-ang de I2 1PO	I2		PO(1)	3
212296	AN2011SIL-148	389582	5768719	B	bloc de I1M 70cmx20cmx45cm, rouillé	I1M		PY(2)	3
212297	AN2011SIL-149	388240	5769373	A	I1M EPI	I1M	EPI		3
213398	AN2011SIL-232	382164	5777880	A	altération blanche en surface, po 3% dans s3	S3			3
230051	AN2011SIL-233	382605	5777799	A	vei de qz dans s3, biotitisation de la marice.	S3			12
230061	AN2011SIL-243	387526	5773675	A	grabé dans la bande altérée blanche et rouille	V2			3
230062	AN2011SIL-244	387252	5773746	A	grabé dans la tourmaline qui, elle, est traversée par une fine veinule de qz de 0,5 cm d'épais	M16			5
230064	AN2011SIL-245	387111	5773819	A	sédiment avec vénules de PO de 2 mm d'épais	V2 M8			5
230063	AN2011SIL-245	387111	5773819	A	exalite schisteuse	V2 M8			7
230066	AN2011SIL-246	387078	5773809	A	Bande de 1cm silicifié dans une petite zone schisteuse.	V2			19
230065	AN2011SIL-246	387077	5773809	A	V2-V3 5PO diss.	V2			2330
230067	AN2011SIL-247	386903	5773681	A	Dyke de I2 de 10cm de large à 10PY 5PO diss.	V3			31
230069	AN2011SIL-248	386903	5773681	A	grosse bande blanche, 10% py, dis, pervasive	M16			63
230068	AN2011SIL-248	386903	5773681	A	bande blanche moins large et moins rouillée, moins minéralisée ; py 5%	M16			8
230070	AN2011SIL-248	386903	5773681	A	grosse bande blanche, 10% py, dis, pervasive	M16			139
230082	AN2011SIL-256	386646	5773863	A	grabé dans vei de fp	I3			7
230083	AN2011SIL-257	387700	5773571	A	vei de qz et de fp 2-3 mm d'épais recoupantes dans ous les sens	V3 M16			6
230085	AN2011SIL-258	388120	5773348	A	grabée dans une zone schisteuse, 1% de py automorphe, à grains de 1mm de grosseur.	V3			20
230084	AN2011SIL-258	388120	5773348	A	(à quelque cm d'un indice) ; bande altérée de 15 cm, à 315 degré nord, déformée avec vei de qz discontinue, py 5%.	V3			25
230087	AN2011SIL-259	388122	5773346	A	rééchantillonnage de 244505, vei de qz de 1 cm d'épais, trace de sf. A la jonction de l'encaissant et de la bande altérée et un dyke de 10 cm de large recoupe le tout.	V3			13
230086	AN2011SIL-259	388122	5773346	A	rééchantillonnage de 244504	V3			10
230090	AN2011SIL-260	387857	5773093	A	grabbé dans un schist avec vei de qz de 5 cm de large dans la schisto, py automorphe de 1mm de grosseur disséminée dans dans le quartz	V3			8
230089	AN2011SIL-260	387857	5773093	A	grabbé dans un schist avec vei de qz de 5 cm de large dans la schisto, py automorphe de 1mm de grosseur disséminée dans dans le quartz	V3			6
230088	AN2011SIL-260	387857	5773093	A	rééchant. de 178202, zone plutôt massive de v3 avec vei de fp et rouille, trace de sf, sans PSC évident.	V3			30
213074	AN2011TV-017	382466	5777846	A	vnQZ pour 30% de l'Échantillon , PY , gg	S3			11
213093	AN2011TV-029	381788	5777932	A	10%vnQZ ,	S3			3
213095	AN2011TV-030	382383	5777791	A	S3	S3			4
213094	AN2011TV-030	382382	5777791	A	vnQZ 3cm d'epaiseur , trPY ,ep , of+	S3			6
213098	AN2011TV-031	382489	5777608	A	S3 , 4PO ,of++ , si+ , GR+ , mag	S3			19
213097	AN2011TV-031	382491	5777608	A	vnQZ , of+ , ep	S3			3
213096	AN2011TV-031	382492	5777609	A	S3 avec 10% vnQZ .5cm	S3			3
213099	AN2011TV-032	382581	5777473	A	S3 avec vnQZ 2cm d'epaiseur , GR+, of , si	S3			3

Appendix 3c :Trench Sample Descriptions

Appendix 3c - Trench Sample Descriptions

Trench	Sample	AuPPB	Type	m	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	UtmEast Nad27	UtmNorth Zone18
TR-AN-11-001	212133	1710	R	1	I1	Dyke tonalitique silicifié et folié dans l'intrusif dioritique	I2	FP-QZ-BO-CL	GM GR FO	SI+ (vnQZ) BO+	5-10PY diss et aux CT avec vnQZ	387810	5774248
TR-AN-11-001	212134	135	C	0.4	V3	Bande de volcanite mafique (dyke?) chloritisée et très déformée, avec veinules de QZ et pyrite.	I1	CL-AM-QZ-BO-FP	GF FO SC	SI+ CL+ BO+	5PY automorphe	387809	5774248
TR-AN-11-001	212135	82	C	0.4	V3	Bande de volcanite mafique (dyke?) chloritisée et très déformée, avec veinules de QZ et pyrite.	I2	AM-QZ-CL-BO-FP	GF FO SC	SI+ CL+ BO OF++	5% PY en moyenne et 20PY diss et en chapelets sur 15cm	387808	5774247
TR-AN-11-001	212136	110	C	0.4	V3	Bande (20cm) de volcanite mafique (dyke?) chloritisée et très déformée, avec veinules de QZ et pyrite.	I1	AM-QZ-CL-BO-FP	GF FO SC	SI+ CL+ BO OF++	5-15 PY diss et en chapelets	387807	5774247
TR-AN-11-001	212137	4660	C	0.4	V3	Bande de volcanite mafique (dyke?) chloritisée, silicifiée et très déformée, avec veinules de QZ et pyrite, dans le dyke de I1D, près du CT avec I2(poFP)	I1D	AM-QZ-CL-BO-FP	GF FO SC	SI+ CL+ BO OF++	15-30 PY diss et en chapelets. (CP)	387807	5774246
TR-AN-11-001	212138	3	C	0.4	I1D	Dyke tonalitique de 1m silicifié avec des veines de QZ et pyritisé. Dans le I2 poFP.	I2	FP-QZ-BO-CL	GM GR FO	SI+	2-4PY	387806	5774248
TR-AN-11-001	212139	77	R	1	I2(poFP)	Intrusif dioritique à phénocristaux de FP, biotitisée, silicifiée et minéralisée en PY. Petite bande de 10cm de V3 CL++FO+SC pincé dans l'intrusif.	V3	FP-BO-QZ-CL	GF GM PO FO	BIO++SI+	5PY diss. Automorphe	387814	5774247
TR-AN-11-001	212140	48	R	1	I2(poFP)	Intrusif dioritique à phénocristaux de FP, biotitisée, silicifiée, avec veine tonalitique (SI+). Petite bande de 10cm de V3 CL++FO+SC à 5-10PY pincé dans l'intrusif.	V3	FP-BO-QZ-CL	GF GM PO FO	BIO+SI+ OF++	1-10PY diss.	387815	5774248
TR-AN-11-001	212141	154	R	1	I2	Intrusif dioritique avec veines de I1D SI+ 5PY.	I1D	FP-BO-QZ-CL	GF GM FO	SI+BIO+	5PY dans I1D; 1-3PY t-fine diss dans I2.	387814	5774249

Trench	Sample	AuPPB	Type	m	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	UtmEast Nad27	UtmNorth Zone18
TR-AN-11-001	212142	23	R	1	I2	Intrusif dioritique biotitisé, silicifié et folié avec veine tonalitique (SI+) pyritisée et foliée. Petite bande de 30cm (0 à 0,3m) de V3 CL++BIO+SC à 3PY pincé dans l'intrusif.	V3	FP-BO-QZ-AM-CL	GF GM GX FO+	BIO+SI+	2PY dans I2, 3-5PY dans I1D, 3PY dans V3.	387817	5774249
TR-AN-11-001	212143	179	C	0.4	I1D	Dyke tonalitique biotitisé, silicifié et bien folié, avec une bande de 10cm riche en CL et déformée.		FP-QZ-BO	GF GM FO+	BIO+SI+	3-10PY diss + chapelets.	387819	5774249
TR-AN-11-001	212144	27	C	0.3	V3-I3 (poFP)	Dyke mafique à composition basaltique, chloritisé et folié. Dans le wacke, près du CT avec diorite.	S3	AM-CL-PG-QZ	GF FO+	CL++SI+	1-3PY t-fine diss.	387819	5774247
TR-AN-11-001	212145	3	C	0.3	M8 CL-BO	Bande de schiste à chlorite et biotite de 20cm de large dans le I2. Veinules de QZ et de I1D dans le schiste.	I2	CL-BO-QZ-FP	GF FO+SC++	CL++BIO+SI+	1-2PY très fine diss.	387822	5774248
TR-AN-11-001	212146	203	C	0.4	I2 SI++	Bande dm très silicifiée dans l'intrusif dioritique, avec qques veines tonalitiques silicifiées et biotitisées.		FP-QZ-BO	GF FO+	SI++BIO+	10-20PY diss + chapelets	387826	5774249
TR-AN-11-001	212147	8	C	0.35	V3	Bande mafique chloritisée et bien foliée, avec qques veinules de QZ.		AM-CL-BO-QZ	GF FO+	CL+BIO+SI+	3PY t-fine diss.	387826	5774245
TR-AN-11-001	212148	40	C		M8 CL-BO	Bande de schiste à chlorite et biotite de 10-15cm de large dans wacke, près du CT avec le I2.	S3	CL-BO-QZ	GF SC++FO+	CL++BIO+SI OF+	5PY	387822	5774247
TR-AN-11-001	212416	38	C		V3 CL+	Lambeau mafique chloritisé et schisteux de 10-20cm, dans le wacke lité.	S3	CL-AM-BO-QZ-FP	GF SC+FO+	CL++BIO SI+ OF+	5-10PY	387827	5774247
TR-AN-11-001	212417	21	C		V3 CL+	Lambeau mafique chloritisé et schisteux de 10cm, dans le wacke lité.	S3	CL-AM-BO-QZ-FP	GF SC+FO+	CL++BIO SI+ OF+	3-5PY	387828	5774247
TR-AN-11-001	212418	3	R	1	V3B CL+	Basalte chloritisé, folié et un peu schisteux, en CT avec wacke silicifié.	S3	AM-CL-QZ-FP-SR-BO	GF FO+ SC	CL+SI+ (BIOSR)	2-5PY diss + chapelets, (CP)	387827	5774245
TR-AN-11-001	212419	10	R	1	S3	Wacke lité, silicifié, biotitisé et folié, avec 2 bandes cm de I3 CL+ FO+ SI avec tr-1PY.	I3	FP-BO-QZ	GF SA FO+	SI+BIO+	tr-1 PY	387817	5774244
TR-AN-11-001	212420	17	C	0.3	V3B	Bande (50cm) de Basalte folié, chloritisé et silicifié avec 15% de veinules de QZ et minéralisé en PY, dans le wacke lité.	S3	AM-CL-PG-QZ	GF GM FO+	CL+SI+ OF+	5-15PY diss + chapelets	387825	5774236

Trench	Sample	AuPPB	Type	m	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	UtmEast	UtmNorth
												Nad27	Zone18
TR-AN-11-001	212421	19	R	1	S3	Wacke lité, silicifié et folié, avec une bande 10 cm de I3 CL+ FO+.	V3	FP-BO-QZ-EP	GF SA FO+	SI+ (EP)	3-10PY (CP)	387822	5774237
TR-AN-11-001	212422	5	R	1	V3 CL	Basalte chloritisé à texture gabbroïque, silicifié avec des veinules de QZ et bien folié. En CT avec le wacke silicifié.	S3	AM-CL-FP-QZ	GM GF FO	CL+SI+	5PY diss + chapelets dans V3B. 3PY 1CP dans S3.	387822	5774235
TR-AN-11-001	212423	3	R	1	S2	Arénite lité et silicifiée par des stockwerk de veinules de QZ-CP-PY.		FP-QZ-BO-CL	GF GT SA	SI++ OF+	1-3CP 1-3PY	387820	5774236
TR-AN-11-001	212424	3	R	1	S2	Arénite lité et silicifiée par des stockwerk de veinules de QZ-CP-PY. Bande mafique chloritisée de 30cm (0,1-0,4m) et vnl1D SI+ à 0,6m.	V3	FP-QZ-BO-CL	GF GT SA FO	SI+ OF+	1-2PY tr-1CP; 3PY dans V3	387820	5774235
TR-AN-11-001	212425	3	R	1.4	S2	Arénite lité et silicifiée par des stockwerk de veinules de QZ-CP-PY.		FP-QZ-BO-CL	GF GT SA	SI++ OF+	1-3CP 1-3PY	387821	5774236
TR-AN-11-001	212426	3	C	0.4	V3-I3	Basalte gabbroïque chloritisé, silicifié et folié, en CT avec le S2-S3 lité.	S2-S3	AM-CL-PG-QZ	GF GM FO	CL+SI+ OF+	5-7PY diss + chapelets	387812	5774233
TR-AN-11-001	212427	5	C	0.35	I1D	Dyke dm tonalitique silicifié avec vnQZ, dans le I3.	I3	FP-QZ-BO	GM GX	SI+ OF+	10-15PY fine diss + amas cm.	387813	5774231
TR-AN-11-001	212428	3	C	0.35	I3 CL	Gabbro syn-volcanique associé au basalte. Chloritisé, silicifié et un peu folié. Bleaché par endroit.		AM-FP-CL-QZ	GM GR FO	SI+ OF	5PY en stringer et diss.	387815	5774226
TR-AN-11-001	212429	3	C	0.55	I3A	Gabbro folié avec 2% de veinules de QZ.		AM-CL-QZ-FP-GR	GM GR FO	SI+ (FPK) (GR)	1-3PY diss	387809	5774223
TR-AN-11-001	212430	3	C		I3A	Gabbro folié et chloritisé avec qques veinules de QZ.		AM-FP-CL-BO-QZ	GM GR FO	CL+(SI)	1-2PY	387815	5774208
TR-AN-11-001	212431	29	C		I1	Petit dyke felsique (tonalite?) E-W silicifié et minéralisé en PY. Dans le I3A	I3A	FP-QZ	GM GF GX FO+	SI+OF+	5PY	387813	5774208
TR-AN-11-001	212432	27	R	0.6	I3A CL	Gabbro folié et chloritisé avec veine de I1 et qques veinules de QZ.		AM-FP-CL-QZ	GM GR FO	CL+SI OF+	5-15PY chapelets+diss+stringers	387811	5774208
TR-AN-11-001	212433	14	C		I3A CL	Gabbro folié et chloritisé avec qques veinules de QZ.		AM-CL-PG-QZ	GM GR FO+	CL+ (SI)	3-5PY diss automorphe	387813	5774206
TR-AN-11-001	212434	6	C		I3A CL	Gabbro folié et chloritisé avec qques veinules de QZ.		AM-CL-PG-QZ	GM GR FO+	CL+ (SI) OF+	5PY diss automorphe	387815	5774207
TR-AN-11-001	212435	9	C		I3A CL	Gabbro folié et chloritisé.		AM-PG-CL	GM GR FO+	CL+ OF	2PY diss	387815	5774205
TR-AN-11-001	212436	3	C		I3A CL	Gabbro folié et chloritisé.		AM-PG-CL	GM GR FO+	CL+ OF+	3-5PY diss automorphe	387811	5774204
TR-AN-11-001	212437	3	C		I3A CL	Gabbro folié et très chloritisé, avec qques veinules de QZ.		AM-CL-PG-QZ	GM GR FO+	CL++SI+ OF+	3PY diss	387812	5774201

Trench	Sample	AuPPB	Type	m	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	UtmEast	UtmNorth
												Nad27	Zone18
TR-AN-11-001	212438	3	C		I2(poFP)	Intrusif dioritique avec qques poFP. Biotitisé et légèrement silicifié.		FP-BO-QZ-CL	GF FO	BIO+ SI	2PY diss	387815	5774251
TR-AN-11-001	212439	3	C		I1D	Dyke tonalitique (1m) silicifié, biotitisé et folié dans l'intrusif dioritique	I2 poFP	FP-QZ-BO	GF GM GX	BIO+SI+OF+	3-5PY diss	387812	5774252
TR-AN-11-001	212440	3	C		I2	Intrusif dioritique biotitisé et légèrement silicifié.		FP-BO-QZ-CL	GF FO	BIO+(SI)OF+	5PY	387812	5774255
TR-AN-11-001	212441	3	R	0.5	I2I (QFP)	Intrusif dioritique (quartzifère) avec poFP et poQZ. Biotitisé et silicifié.		FP-BO-QZ-CL	GF PO FO	BIO+SI+OF+	5PY diss + chapelets	387813	5774256
TR-AN-11-001	212442	9	R	0.3	I2I (QFP)	Intrusif dioritique (quartzifère) avec poFP et poQZ. Biotitisé et silicifié.		FP-BO-QZ-CL	GF PO FO	BIO+SI+OF+	3-5PY diss + chapelets	387813	5774264
TR-AN-11-001	212443	3	R	0.5	I2I (QFP)	Intrusif dioritique (quartzifère) avec poFP et poQZ. Biotitisé et silicifié.	I1D	FP-BO-QZ-CL	GF PO FO	BIO+SI+OF+	3-5PY diss + chapelets	387814	5774265
TR-AN-11-002	212444	14	R	0.7	S3	Wacke avec une bande dm de V3CL+FO+ SI+(10% vnQZ) minéralisé en PY. Veine de I1D PY+ de 10cm.	V3	FP-BO-QZ-CL	GF FO	SI+	1-3PY dans le S3 et V3, avec 20%PY en amas sur 5cm dans le V3.	388015	5774145
TR-AN-11-002	212445	3	R	0.6	S3	Wacke lité et silicifié et folié, avec qques veinules de QZ.		FP-BO-QZ	GF GT SA FO	SI+	2-5PY t-fine diss, localement automorphe.	388013	5774157
TR-AN-11-002	212446	3	R	0.5	S3	Wacke lité et silicifié et folié, avec 2 petits dykes tonalitiques à 3PY +/-folié.	I1D BO	FP-BO-QZ	GF GT SA FO	SI+	2PY diss	388013	5774161
TR-AN-11-002	212447	3	R	1.1	S3	Wacke lité et silicifié et folié, avec veine tonalitique (PY).	I1D BO	FP-BO-QZ-AM-CL	GF GT SA FO	SI+(CAR)	1-3PY t-fine diss. (CP)	388012	5774165
TR-AN-11-002	212448	3	R	0.35	S3	Wacke lité et silicifié et folié, avec veine tonalitique à 5PY.	I1D BO	FP-BO-QZ-AM-CL	GF GT SA FO	SI+(CAR)	trPY dans S3.	388013	5774168
TR-AN-11-002	212751	45	C		S3	Contact wacke avec dyke tonalitique. Veinules de QZ au CT.	I1D	FP-BO-QZ	GF FO SC	SI+ OF+	5PY	388014	5774168
TR-AN-11-002	212752	3	R	0.5	V3	Veine de QZ-FP-CC (PY-TL) de 20cm dans le basalte.		AM-FP-QZ	GF FO	SI+ CC+ (TL)	tr-1PY	388014	5774170
TR-AN-11-002	212753	3	R	1	I1D	Dyke tonalitique silicifié à 3PY en CT avec V3(M16), avec vnQZ-TL-FP-PY décimétrique au CT.	V3(M16)		GF GM GX	SI+ (TL)	3PY	388014	5774173
TR-AN-11-002	212754	3	R	0.6	S3	Wacke lité, silicifié et folié avec 40% de veines tonalitiques à GM avec 1-2PY.	I1D	FP-BO-QZ	GF GT SA FO	SI+	1-2PY dans S3	388011	5774172

Trench	Sample	AuPPB	Type	m	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	UtmEast Nad27	UtmNorth Zone18
TR-AN-11-002	212755	74	R	0.8	V3	Basalte folié et chloritisé légèrement, avec veinules de QZ et des chapelets de PY sur 10cm.			FO+	SI+ (CL)	1-5PY	388011	5774172
TR-AN-11-002	212756	3	C	0.3	I1D	Dyke tonalitique à GM silicifié, avec 1PY et une vnQZ-TL(FP-CC)-PY de 5-8cm.			GM	SI+	1PY	388012	5774174
TR-AN-11-002	212757	3	R	0.5	I1D	Dyke tonalitique à biotite à GM à 1-3PY, silicifié avec vnQZ à 3%PY (amas + diss).		FP-QZ-BO	GM	SI+	1-3PY dans I1D	388012	5774175
TR-AN-11-002	212758	3	R	1	V3(M16)	Basalte folié et amphibolitisé, silicifié par vnQZ±FP±TL de 30-40cm à trPY.		AM-FP-QZ	GF FO+	SI+	trPY	388014	5774175
TR-AN-11-002	212759	3	R	0.4	I1D	Dyke tonalitique à biotite à GM à tr-1PY, silicifié avec 15% de veinules de QZ (E-W). Légèrement folié.		FP-QZ-BO	GM	SI+	tr-1PY	388012	5774182
TR-AN-11-002	212760	3	R	0.4	I1D	Dyke tonalitique silicifié avec enclave de I3 CL+. 1-3PY fine dans I1D.	I3	FP-QZ-BO	GM	SI+	1-3PY t-fine diss.	388013	5774183
TR-AN-11-002	212761	3	R	1	I1D	Tonalite à biotite silicifié (veinules de QZ) à 1-3PY diss, avec bande (EN?) de I3 AM+CL+ SC+.	I3	FP-QZ-BO	GM	SI+	1-3PY t-fine diss.	388012	5774188
TR-AN-11-002	212762	3	R	0.6	I1D	Tonalite à biotite silicifié (veinules de QZ) à 1-3PY diss, avec bande (EN?) de I3/V3 AM+CL+ SC+ de 20cm.	I3/V3	FP-QZ-BO	GM	SI+	1-3PY t-fine diss.	388012	5774189
TR-AN-11-002	212763	3	R	0.3	I1D	Tonalite à biotite silicifié (veinules de QZ) à 3PY avec vnQZ-TL(FP-PY) de 5-7cm.		FP-QZ-BO	GM	SI+	3PY	388012	5774189

Appendix 3d :Till Sample Descriptions

Appendix 3d - Till sample descriptions

Till Number	Weight	Material	AuPPB	Total	Reshaped	Modified	Pristine	Zone	UtmEast-N27	UtmNorth-N27
AN-11-001	12.6	Till	2581	3	3	0	0	18	387165	5773731
AN-11-002	13.4	Till	375	8	8	0	0	18	387460	5773789
AN-11-003	11.2	Till	140	0	0	0	0	18	387355	5773957
AN-11-004	12.4	Till	98	6	6	0	0	18	387730	5774230
AN-11-005	11.8	Till	98	12	11	1	0	18	387957	5774157
AN-11-006	13.2	Till	582	1	1	0	0	18	390835	5777182
AN-11-010	11.7	Till	545	2	2	0	0	18	384952	5778574
AN-11-011	13.2	Till	329	3	3	0	0	18	384886	5778721
AN-11-012	13.2	Till	378	3	3	0	0	18	390394	5773710
AN-11-013	14.7	Till	423	2	2	0	0	18	390506	5773549
AN-11-015	12.9	Till	87	6	6	0	0	18	387717	5768397
AN-11-016	14.4	Till	44	6	6	0	0	18	387814	5768312
AN-11-017	14.7	Till	51	3	3	0	0	18	387941	5768198
AN-11-018	15.9	Sand+gravel	32	2	2	0	0	18	390506	5777038
AN-11-019	16.5	Till	1543	3	2	1	0	18	390535	5776973
AN-11-020	17.1	Sand+gravel	105	0	0	0	0	18	390811	5777063
WA-11-084	13.0	Till	85	2	2	0	0	18	392037	5777433
WA-11-085	13.7	Till	3677	1	0	1	0	18	391815	5777654
WA-11-087	13.5	Sand+gravel	28	2	1	1	0	18	391494	5778106
WA-11-088	15.4	Till	1478	1	1	0	0	18	391497	5778332
WA-11-089	12.7	Till	124	1	1	0	0	18	391359	5778456
WA-11-090	13.3	Till	95	2	1	0	1	18	391305	5778578

Appendix 4 : Drill Logs

Hole: WB-11-33

Easting:	379585	**Northing:**	5772626	**Elevation:**	227.00
AltEasting:	230.00	**AltNorthing:**	427.00	**AltElevation:**	227.00
Azimuth:	290	**Dip:**	-50	**Length:**	213.00 m
AltAzimuth:	360.00				
Hole Type:	NQ	**Zone:**	Isabelle	**Contractor:**	Forages G4
Started:	15 mars 2011	**Finished:**	18 mars 2011	**Logged By:**	S. Poitras
Claim:	46299	**Cemented:**	☑	**Surveyed:**	☐
Township:					

Description: Forage sur le lac Anatacau. Début du trou dans I1D, traverse S3 et termine dans I2-V3. Zone cisaillée ±minéralisée de 150-160m. Blank=225549; SP37=225550; blank=225599; SF45=225600; blank=225649; Si54=225650; blank=225699; SL46=225700

Deviations:

Depth	*Azimuth*	*AltAzimuth*	*Dip*	*Type*	*State*
24.00	291.10	361.10	-55.40	None	Active
90.00	296.00	366.00	-54.50	None	Active
153.00	302.10	372.10	-50.20	None	Active
213.90	302.90	372.90	-48.30	None	Active
60.00	295.00	365.00	-55.70	None	Active
120.00	300.00	370.00	-52.40	None	Active
180.00	302.30	372.30	-49.60	None	Active

End of Deviations ; 7 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	0.00	16.50	Casing						
0	16.50	54.00	I1(FP-BO-QZ-AM)±MG	225501	16.50	17.00	0.50	0.01	10
			- Blanc poivré noir.	225502	17.00	18.00	1.00	0.02	20
			- GM, 2-5mm	225503	18.00	19.00	1.00	0.01	10
			- Texture magmatique.	225504	19.00	20.00	1.00	0.00	3
			- Granitoïde homogène à 50Plagio-30BO-20Qz±MG. Faiblement mag partout avec	225505	20.00	21.00	1.00	0.00	3
			des endroits mélanocrates très mag.	225506	21.00	22.00	1.00	0.01	5
			- Peu déformé. Les plagio sont rectangulaires, la biotite suit une foliation	225507	22.00	23.00	1.00	0.00	3
			magmatique.	225508	23.00	24.00	1.00	0.01	14
			- Rare vn(Qz) fumée - pas de SF.	225509	24.00	25.00	1.00	0.00	3
				225510	25.00	26.00	1.00	0.01	5
				225511	26.00	27.00	1.00	0.00	3
				225512	27.00	28.00	1.00	0.00	3
				225513	28.00	29.00	1.00	0.00	4
				225514	29.00	30.00	1.00	0.00	3
				225515	30.00	31.00	1.00	0.00	3
				225516	31.00	32.00	1.00	0.01	6
				225517	32.00	33.00	1.00	0.01	8
				225518	33.00	34.00	1.00		
				225523	38.00	39.00	1.00	0.01	9
				225524	39.00	40.00	1.00	0.01	9
				225525	40.00	41.00	1.00	0.01	7
				225526	41.00	42.00	1.00	0.01	6
				225527	42.00	43.00	1.00	0.01	7
				225528	43.00	44.00	1.00	0.01	5
				225529	44.00	45.00	1.00	0.01	6
				225530	45.00	46.00	1.00	0.01	8
				225531	46.00	47.00	1.00	0.01	6
				225532	47.00	48.00	1.00	0.01	7
				225533	48.00	49.00	1.00	0.01	8
				225534	49.00	50.00	1.00	0.01	11
				225535	50.00	51.00	1.00	0.01	8
				225536	51.00	52.00	1.00	0.01	7
				225537	52.00	53.00	1.00	0.02	16
				225538	53.00	54.00	1.00	0.02	15
0	54.00	63.90	I2 FP(po)	225539	54.00	55.00	1.00	0.04	43
			- Gris sombre avec phénocristaux blanc.	225540	55.00	56.00	1.00	0.11	105
			- Foliation à 30°TCA.	225541	56.00	57.00	1.00	0.02	23
			- Rares minces passages verdâtres riches en EP et veines de I1. Rares veinules de	225542	57.00	58.00	1.00	0.02	16
			Qz.	225543	58.00	59.00	1.00	0.02	19
			- Contact sup intrusif sur 30cm. Contact inf franc à 45°TCA.	225544	59.00	60.00	1.00	0.01	14
				225545	60.00	61.00	1.00	0.02	23
				225546	61.00	62.00	1.00	0.03	25
				225547	62.00	63.00	1.00	0.01	14
				225548	63.00	64.00	1.00	0.05	49
0	63.90	66.90	I1G (QZ-FP-GR-TL)	225551	64.00	65.00	1.00	0.03	27

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- Blanc	225552	65.00	66.00	1.00	0.01	8
			- Grains grossiers.	225553	66.00	67.00	1.00	0.01	9
			- Pegmatitique						
			- Peg à FP-QZ-GR-TL						
			- Pas déformée.						
			- Non-altérée.						
			- Non-minéralisée						
			- Contacts inf et sup riches en TL sur qques cm.						
0	66.90	75.90	V3 (AM-CL-FP)	225554	67.00	68.00	1.00	0.03	29
			- Vert sombre	225555	68.00	69.00	1.00	0.01	12
			- Grains fins	225556	69.00	70.00	1.00	0.01	9
			- Metabasalte.	225557	70.00	71.00	1.00	0.01	8
			- Foliation à 45°TCA.	225558	71.00	72.00	1.00	0.01	10
			- CL+, mince passage TL à 75m	225559	72.00	73.00	1.00	0.02	21
				225560	73.00	74.00	1.00	0.01	6
				225561	74.00	75.00	1.00	0.01	8
				225562	75.00	76.00	1.00	0.03	28
0	75.90	100.40	S3 (FP-BO±GR)	225563	76.00	77.00	1.00	0.16	160
			- Gris, poivre et sel.	225564	77.00	78.00	1.00	15.30	15300
			- Grains moyens	225565	78.00	79.00	1.00	0.10	98
			- Foliation à 45°TCA	225566	79.00	80.00	1.00	0.07	73
			- 1% alt grenat (pq).	225567	80.00	81.00	1.00	0.01	13
			- Faible minéralisation PO-CP.	225568	81.00	82.00	1.00	0.01	13
				225569	82.00	83.00	1.00	0.04	35
				225570	83.00	84.00	1.00	0.06	62
				225571	84.00	85.00	1.00	0.02	18
				225572	85.00	86.00	1.00	0.02	22
				225573	86.00	87.00	1.00	0.01	6
				225574	87.00	88.00	1.00	0.02	24
3	88.00	88.10	vn(QZ), PO, CP - petite veinule de QZ avec PO et CP	225575	88.00	89.00	1.00	0.01	12
				225576	89.00	90.00	1.00	0.01	7
				225577	90.00	91.00	1.00	0.01	12
				225578	91.00	92.00	1.00	0.01	14
				225579	92.00	93.00	1.00	0.00	3
				225580	93.00	94.00	1.00	0.01	9
				225581	94.00	95.00	1.00	0.01	9
3	94.30	94.35	vn(QZ) 1PO, trCP						
				225582	95.00	96.00	1.00	0.01	5
				225583	96.00	97.00	1.00	0.01	5

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225584	97.00	98.00	1.00	0.01	6
				225585	98.00	99.00	1.00	0.01	9
				225586	99.00	100.00	1.00	0.01	5
				225587	100.00	101.00	1.00	0.15	152
0	100.40	104.05	V3	225588	101.00	102.00	1.00	0.01	13
			- Vert sombre	225589	102.00	103.00	1.00	0.01	9
			- Grains fins	225590	103.00	104.00	1.00	0.01	9
			- Basalte à gf avec 1% fines veinules de PO.	225591	104.00	105.00	1.00	0.01	7
			- Foliation à 45°TCA						
			- 1%PO						
			- Contacts inf et sup francs, parallèles à la FO.						
0	104.05	174.80	S3(FP-BO-GR)	225592	105.00	106.00	1.00	0.08	78
			- gf-gm						
			- Sédiment à FP-BO avec alt. GR.						
			- Folié, 45°TCA						
			- Alt. GR moyen à fort.						
			- tr-2%PO diss et en veinule.						
3	105.10	105.50	vn(QZ-TL) trSF						
				225593	106.00	107.00	1.00	0.01	6
				225594	107.00	108.00	1.00	0.01	5
				225595	108.00	109.00	1.00	0.01	6
				225596	109.00	110.00	1.00	0.02	17
				225597	110.00	111.00	1.00	0.01	13
				225598	111.00	112.00	1.00	0.01	7
				225601	112.00	113.00	1.00	0.01	5
				225602	113.00	114.00	1.00	0.01	9
				225603	114.00	115.00	1.00	0.03	25
3	114.30	114.55	vn(TL-QZ) 3PO,1CP, trAS						
				225604	115.00	116.00	1.00	0.01	7
				225605	116.00	117.00	1.00	0.01	7
				225606	117.00	118.00	1.00	0.00	4
				225607	118.00	119.00	1.00	0.01	9
3	118.10	174.80	Alt GR++	225608	119.00	120.00	1.00	0.01	6
			- Alt. GR porphyroblastiques, 25% en moyenne, localement 75%.	225609	120.00	121.00	1.00	0.01	8
				225610	121.00	122.00	1.00	0.01	7

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225611	122.00	123.00	1.00	0.01	9
				225612	123.00	124.00	1.00	0.01	6
				225613	124.00	125.00	1.00	0.01	8
				225614	125.00	126.00	1.00	0.01	7
				225615	126.00	127.00	1.00	0.01	5
				225616	127.00	128.00	1.00	0.00	3
				225617	128.00	129.00	1.00	0.01	7
				225618	129.00	130.00	1.00	0.01	9
				225619	130.00	131.00	1.00	0.01	9
				225620	131.00	132.00	1.00	0.01	8
				225621	132.00	133.00	1.00	0.01	7
				225622	133.00	134.00	1.00	0.01	8
				225623	134.00	135.00	1.00	0.01	10
				225624	135.00	136.00	1.00	0.01	7
				225625	136.00	137.00	1.00	0.05	51
				225626	137.00	138.00	1.00	0.01	9
				225627	138.00	139.00	1.00	0.01	11
				225628	139.00	140.00	1.00	0.01	7
				225629	140.00	141.00	1.00	0.01	5
				225630	141.00	142.00	1.00	0.01	10
				225631	142.00	143.00	1.00	0.08	76
				225632	143.00	144.00	1.00	0.04	35
				225633	144.00	145.00	1.00	0.03	29
				225634	145.00	146.00	1.00	0.03	27
				225635	146.00	147.00	1.00	0.02	21
				225636	147.00	148.00	1.00	0.01	9
				225637	148.00	149.00	1.00	0.02	24
2	148.80	148.90	CS, FO++						
3	148.80	148.90	Bleaching, Alt.FP, BO,QZ						
				225638	149.00	150.00	1.00	0.02	23
				225639	150.00	151.00	1.00	0.03	34
2	150.30	151.00	CS, FO++ - Cisaillement, FO++						
3	150.30	151.00	Bleaching, Alt.FP, 2-5PO - Bleaching, Alt.FP, BO, QZ. - 2-5PO, trPY, trCP						
3	150.50	160.00	4PO, trPY, Bleaching	225640	151.00	152.00	1.00	0.03	27
2	151.50	157.20	CS, FO++						
3	151.50	157.20	2-5PO, Bleaching, Alt. FP	225641	152.00	153.00	1.00	0.08	75
			- Bleaching avec Alt. FP, BO,QZ.	225642	153.00	154.00	1.00	0.01	12

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- 2-5% PO, trPY, trCP	225643	154.00	155.00	1.00	0.02	16
				225644	155.00	156.00	1.00	0.01	12
				225645	156.00	157.00	1.00	0.03	29
				225646	157.00	158.00	1.00	0.01	12
3	157.30	163.00	5-10% PQGR	225647	158.00	159.00	1.00	0.01	10
			- diamètre GR(pq) max 4mm.	225648	159.00	160.00	1.00	0.01	7
2	160.00	160.40	CS, FO++						
3	160.00	160.40	Bleaching, Alt.FP, 2-5PO - Bleaching, Alt.FP, BO, QZ. - 2-5PO, trPY, trCP	225651	160.00	161.00	1.00	0.01	7
				225652	161.00	162.00	1.00	0.01	6
				225653	162.00	163.00	1.00	0.01	7
3	162.60	162.80	vn(QZ-AM), tr(SF)						
				225654	163.00	164.00	1.00	0.01	8
				225655	164.00	165.00	1.00	0.01	6
				225656	165.00	166.00	1.00	0.01	6
				225657	166.00	167.00	1.00	0.01	6
				225658	167.00	168.00	1.00	0.01	8
				225659	168.00	169.00	1.00	0.00	3
3	169.00	169.10	vn(QZ) 2-3PO en amas	225660	169.00	170.00	1.00	0.01	5
				225661	170.00	171.00	1.00	0.00	3
				225662	171.00	172.00	1.00	0.01	13
				225663	172.00	173.00	1.00	0.01	7
				225664	173.00	174.00	1.00	0.01	12
				225665	174.00	175.00	1.00	0.01	8
0	174.80	181.05	V3(AM-FP)	225666	175.00	176.00	1.00	0.02	21
			- Verdâtre	225667	176.00	177.00	1.00	0.01	8
				225668	177.00	178.00	1.00	0.01	8
				225669	178.00	179.00	1.00	0.01	5
				225670	179.00	180.00	1.00	0.01	10
				225671	180.00	181.00	1.00	0.03	33
3	180.30	180.35	Veinules CP-PO						
				225672	181.00	182.00	1.00	0.01	8
0	181.05	205.60	I2 FP(po) (±V3)	225673	182.00	183.00	1.00	0.01	5

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- FP(po) jusqu'a 0.5cm	225674	183.00	184.00	1.00	0.01	9
			- I2 avec plusieurs passages cm à dm de V3.	225675	184.00	185.00	1.00	0.01	7
			- Bien folié avec FO=60°TCA	225676	185.00	186.00	1.00	0.01	5
			- Contact parallèle à la foliation, 60°TCA	225677	186.00	187.00	1.00	0.01	8
				225678	187.00	188.00	1.00	0.01	5
				225679	188.00	189.00	1.00	0.01	8
				225680	189.00	190.00	1.00	0.01	9
				225681	190.00	191.00	1.00	0.01	8
				225682	191.00	192.00	1.00	0.01	13
				225683	192.00	193.00	1.00	0.02	17
				225684	193.00	194.00	1.00	0.02	18
				225685	194.00	195.00	1.00	0.01	6
				225686	195.00	196.00	1.00	0.01	8
				225687	196.00	197.00	1.00	0.01	5
				225688	197.00	198.00	1.00	0.30	300
				225689	198.00	199.00	1.00	0.03	32
				225690	199.00	200.00	1.00	0.01	7
				225691	200.00	201.00	1.00	0.00	4
				225692	201.00	202.00	1.00	0.00	3
				225693	202.00	203.00	1.00	0.01	14
				225694	203.00	204.00	1.00	0.01	10
				225695	204.00	205.00	1.00	0.01	7
				225696	205.00	206.00	1.00	0.03	26
0	205.60	213.00	V3 (FP-AM)	225697	206.00	207.00	1.00	0.02	17
			- Vert sombre	225698	207.00	208.00	1.00	0.01	6
			- Foliation moyen-fort à 60°TCA	225701	208.00	209.00	1.00	0.01	14
			- Rares veinules de feldspath (blanc)	225702	209.00	210.00	1.00	0.03	30
			- contact parallèle à FO.	225703	210.00	211.00	1.00	0.02	16
				225704	211.00	212.00	1.00	0.01	10
				225705	212.00	213.00	1.00	0.01	7

End of Lithology and Assays ;

Hole: WB-11-34

Easting:	379603	**Northing:**	5772473	**Elevation:**	227.00
AltEasting:	93.00	**AltNorthing:**	360.00	**AltElevation:**	227.00
Azimuth:	290	**Dip:**	-50	**Length:**	315.00 m
AltAzimuth:	360.00				

Hole Type: NQ **Zone:** Isabelle **Contractor:** Forages G4

Started: 18 mars 2011 **Finished:** 22 mars 2011 **Logged By:** S. Poitras

Claim: 46299 **Cemented:** ☑ **Surveyed:** ☐

Township:

Description: Forage sur le lac Anatacau visant la zone Isabelle en profondeur. Blanc=225749; SF45=225750; blanc=225799;
SP37 = 225800; blanc= 225849; Si54= 225850; blanc = 225899; SL46= 225900

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
27.00	290.90	360.90	-51.70	None	Active
90.00	293.30	363.30	-52.50	None	Active
150.00	294.40	364.40	-52.40	None	Active
210.00	297.60	367.60	-52.10	None	Active
270.00	300.40	370.40	-51.40	None	Active
60.00	290.90	360.90	-52.30	None	Active
123.00	293.90	363.90	-52.70	None	Active
180.00	296.50	366.50	-52.10	None	Active
240.00	299.00	369.00	-51.90	None	Active
300.00	300.90	370.90	-50.80	None	Active

End of Deviations ; 10 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	0.00	16.50	Casing						
0	16.50	138.00	I1D (FP-AM-QZ-MG) - Blanc-noir - 2-4mm - Magmatique - Tonalite à Amphibole-magnétite avec amas cm-dm de roche plus mafique (disons gabbroïque). Grain de magnétite 1mm répartie également à travers la roche. - Contact inférieur intrusif. Amas de S3 dans I1 et ensuite dyke de I1 dans S3 sur 3m. Zone de cuite au contact.						
1	16.50	19.50	I3 (AM-FP±GR) - Noir - Probablement un gros amas de I3 au sein de la tonalite. - Contact inférieur défini par une vn de pegmatite (FP-QZ) de 5cm.	225706	16.50	17.00	0.50	0.01	9
				225707	17.00	18.00	1.00	0.01	8
				225708	18.00	19.00	1.00	0.01	7
				225709	19.00	20.00	1.00	0.01	6
				225710	20.00	21.00	1.00	0.01	5
				225711	21.00	22.00	1.00	0.01	5
				225712	22.00	23.00	1.00	0.01	10
				225713	23.00	24.00	1.00	0.01	8
				225714	42.00	43.00	1.00	0.00	3
				225715	43.00	44.00	1.00	0.01	7
				225716	44.00	45.00	1.00	0.01	7
				225717	45.00	46.00	1.00	0.00	3
				225718	46.00	47.00	1.00	0.01	5
				225719	47.00	48.00	1.00	0.00	3
				225720	48.00	49.00	1.00	0.00	3
1	60.70	66.35	I1G (FP-QZ-TL-GR) - Gros dyke de pegmatite.	225721	65.00	66.00	1.00	0.00	3
				225722	66.00	67.00	1.00	0.00	3
				225723	67.00	68.00	1.00	0.00	3
				225724	68.00	69.00	1.00	0.00	3
				225725	69.00	70.00	1.00	0.00	3
				225726	70.00	71.00	1.00	0.00	3
				225727	71.00	72.00	1.00	0.00	3
				225728	72.00	73.00	1.00	0.00	3
				225729	73.00	74.00	1.00	0.00	3
				225730	74.00	75.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225731	90.00	91.00	1.00	0.00	3
				225732	91.00	92.00	1.00	0.00	3
				225733	92.00	93.00	1.00	0.00	3
				225734	93.00	94.00	1.00	0.00	3
				225735	94.00	95.00	1.00	0.00	3
				225736	95.00	96.00	1.00	0.00	3
				225737	96.00	97.00	1.00	0.00	3
				225738	97.00	98.00	1.00	0.00	3
				225739	98.00	99.00	1.00	0.00	3
				225740	99.00	100.00	1.00	0.00	3
				225741	115.00	116.00	1.00	0.00	3
				225742	116.00	117.00	1.00	0.00	3
				225743	117.00	118.00	1.00	0.01	7
				225744	118.00	119.00	1.00	0.00	3
				225745	119.00	120.00	1.00	0.00	3
				225746	120.00	121.00	1.00	0.01	6
				225747	121.00	122.00	1.00	0.01	8
				225748	122.00	123.00	1.00	0.00	3
				225751	123.00	124.00	1.00	0.00	3
				225752	124.00	125.00	1.00	0.00	3
				225753	132.00	133.00	1.00	0.00	3
				225754	133.00	134.00	1.00	0.00	3
				225755	134.00	135.00	1.00	0.00	3
				225756	135.00	136.00	1.00	0.00	3
				225757	136.00	137.00	1.00	0.00	3
				225758	137.00	138.00	1.00	0.00	3
0	138.00	184.60	S3(FP-BO) - Gris sombre - grain très fin. - litée. - Sédiment riche en biotite (probablement due à l'altération) et aussi silicifié de façon pervasive. - Foliation bien développée à 40-50°TCA. L'orienteur de carotte indique que la direction de la foliation est à peu près perpendiculaire à la direction de forage. Le pendage de la foliation, des cisaillements et des contacts est donc ±80-85°. - BO+ et Si pervasive.	225759 225760 225761 225762	138.00 139.00 140.00 141.00	139.00 140.00 141.00 142.00	1.00 1.00 1.00 1.00	0.00 0.00 0.00 0.02	3 3 3 19

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- PO diss. et en veinules.						
3	141.10	143.90	CS, 1-5PY, PO, altEP,GR - Cisaillement cm-dm parallèle à FO avec PY et PO. - EP pervasive qui donne une couleur verte à la roche; tr GR. - 1-5%PY sub-automorphe, tr-1%PO.	225763 225764	142.00 143.00	143.00 144.00	1.00 1.00	0.02 0.01	17 10
1	143.90	145.40	I2 FP(po), vn(QZ) - Contact parallèle à FO, 50°TCA	225765 225766	144.00 145.00	145.00 146.00	1.00 1.00	0.01 0.02	7 15
3	145.80	146.10	5%PO	225767	146.00	147.00	1.00	0.01	13
				225768	147.00	148.00	1.00	0.03	27
				225769	148.00	149.00	1.00	0.01	8
				225770	149.00	150.00	1.00	0.01	10
				225771	150.00	151.00	1.00	0.02	22
				225772	151.00	152.00	1.00	0.03	34
				225773	152.00	153.00	1.00	0.02	16
				225774	153.00	154.00	1.00	0.01	13
				225775	154.00	155.00	1.00	0.01	7
				225776	155.00	156.00	1.00	0.09	88
				225777	156.00	157.00	1.00	0.06	55
				225778	157.00	158.00	1.00	0.01	6
				225779	158.00	159.00	1.00	0.02	15
				225780	159.00	160.00	1.00	0.01	6
				225781	160.00	161.00	1.00	0.02	17
				225782	161.00	162.00	1.00	0.04	35
				225783	162.00	163.00	1.00	0.02	17
				225784	163.00	164.00	1.00	0.01	12
				225785	164.00	165.00	1.00	0.01	10
3	164.90	165.00	vn(QZ) 1PO, 1PY						
				225786	165.00	166.00	1.00	0.01	11
				225787	166.00	167.00	1.00	0.03	29
				225788	167.00	168.00	1.00	0.00	3
				225789	168.00	169.00	1.00	0.01	12

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225790	169.00	170.00	1.00	0.01	10
1	169.90	174.80	I2 FP(po)	225791	170.00	171.00	1.00	0.01	9
			- diamètre des FP = 3-4mm	225792	171.00	172.00	1.00	0.03	31
			- Contact sup = vn(FP-QZ) 1cm	225793	172.00	173.00	1.00	0.01	14
				225794	173.00	174.00	1.00	0.01	6
				225795	174.00	175.00	1.00	0.01	10
1	174.80	184.60	S3(I2)	225796	175.00	176.00	1.00	0.01	10
			- Sédiment avec plusieurs passages dm de I2 FP(po).	225797	176.00	177.00	1.00	0.01	8
				225798	177.00	178.00	1.00	0.00	3
				225801	178.00	179.00	1.00	0.02	20
				225802	179.00	180.00	1.00	0.01	7
				225803	180.00	181.00	1.00	0.00	3
				225804	181.00	182.00	1.00	0.01	9
				225805	182.00	183.00	1.00	0.01	8
3	182.40	182.70	CS, tr(POPY) alt.CL,FP±QZ						
				225806	183.00	184.00	1.00	0.01	10
				225807	184.00	185.00	1.00	0.03	33
0	184.60	300.20	I2 FP(po)	225808	185.00	186.00	1.00	0.02	16
			- Gris avec FP(po) blanc.	225809	186.00	187.00	1.00	0.02	21
			- I2 avec plusieurs cisaillements cm (et quelques dm)	225810	187.00	188.00	1.00	0.01	14
			- FP aplati à 40-50°TCA.	225811	188.00	189.00	1.00	0.00	3
			- Trace de SF dans les cisaillements ou dans les épontes des cisaillements.	225812	189.00	190.00	1.00	0.01	9
			- Contact inf. cisaillé et alt en Si pervasive, petite vn(QZ), trPO.	225813	190.00	191.00	1.00	0.00	3
				225814	191.00	192.00	1.00	0.00	3
				225815	192.00	193.00	1.00	0.00	3
				225816	193.00	194.00	1.00	0.00	3
				225817	194.00	195.00	1.00	0.02	24
				225818	195.00	196.00	1.00	0.01	9
				225819	196.00	197.00	1.00	0.01	13
				225820	197.00	198.00	1.00	0.01	11
				225821	198.00	199.00	1.00	0.01	5
				225822	199.00	200.00	1.00	0.01	5
				225823	200.00	201.00	1.00	0.05	48
				225824	201.00	202.00	1.00	0.02	23
				225825	202.00	203.00	1.00	0.03	25
				225826	203.00	204.00	1.00	0.01	5
				225827	204.00	205.00	1.00	0.01	10
				225828	205.00	206.00	1.00	0.02	15
				225829	206.00	207.00	1.00	0.01	5
				225830	207.00	208.00	1.00	0.00	3
				225831	208.00	209.00	1.00	0.01	14
				225832	209.00	210.00	1.00	0.00	3
				225833	210.00	211.00	1.00	0.01	6
				225834	211.00	212.00	1.00	0.02	20
				225835	212.00	213.00	1.00	0.03	29

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225836	213.00	214.00	1.00	0.01	7
2	213.20	213.25	CS						
				225837	214.00	215.00	1.00	0.00	3
				225838	215.00	216.00	1.00	0.01	6
				225839	216.00	217.00	1.00	0.01	9
				225840	217.00	218.00	1.00	0.00	3
				225841	218.00	219.00	1.00	0.01	5
				225842	219.00	220.00	1.00	0.01	13
				225843	220.00	221.00	1.00	0.01	10
				225844	221.00	222.00	1.00	0.01	9
2	221.50	221.60	CS vn(QZ) CL, 1PO trCP						
3	221.50	221.60	CS vn(QZ) CL, 1PO trCP						
				225845	222.00	223.00	1.00	0.01	5
				225846	223.00	224.00	1.00	0.01	6
3	223.80	223.85	CS vn(QZ,FP), CL.						
				225847	224.00	225.00	1.00	0.02	17
				225848	225.00	226.00	1.00	0.00	3
				225851	226.00	227.00	1.00	0.01	9
				225852	227.00	228.00	1.00	0.01	5
				225853	228.00	229.00	1.00	0.01	8
3	229.00	229.05	CS, vn(FP-QZ)	225854	229.00	230.00	1.00	0.01	8
				225855	230.00	231.00	1.00	0.01	9
				225856	231.00	232.00	1.00	0.01	12
				225857	232.00	233.00	1.00	0.00	3
				225858	233.00	234.00	1.00	0.01	5
				225859	234.00	235.00	1.00	0.00	4
				225860	235.00	236.00	1.00	0.00	3
				225861	236.00	237.00	1.00	0.02	19
				225862	237.00	238.00	1.00	0.01	6
1	237.50	237.60	Dyke I1 (FP-QZ-MV-GR) - Peg à grains fins.						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225863	238.00	239.00	1.00	0.05	45
				225864	239.00	240.00	1.00	0.01	5
				225865	240.00	241.00	1.00	0.01	10
				225866	241.00	242.00	1.00	0.01	5
				225867	242.00	243.00	1.00	0.01	9
				225868	243.00	244.00	1.00	0.01	14
				225869	244.00	245.00	1.00	0.02	15
1	245.00	247.90	I2 (pas de porphyres) - FP-BO-MF, disparission des porphyres = effet de trempe avec le M8 au contact inférieur?	225870 225871 225872	245.00 246.00 247.00	246.00 247.00 248.00	1.00 1.00 1.00	0.01 0.01 0.01	8 12 7
3	247.80	247.90	alt HM au contact.						
1	247.90	251.20	M8(CL) - Schist à CL. - Contact sup = alt HM sur 10cm.	225873 225874 225875 225876	248.00 249.00 250.00 251.00	249.00 250.00 251.00 252.00	1.00 1.00 1.00 1.00	0.00 0.01 0.01 0.01	3 7 11 5
				225877	252.00	253.00	1.00	0.02	15
				225878	253.00	254.00	1.00	0.01	7
				225879	254.00	255.00	1.00	0.01	9
3	255.00	255.10	CS alt FP, CL.	225880	255.00	256.00	1.00	0.15	149
				225881	256.00	257.00	1.00	0.01	10
				225882	257.00	258.00	1.00	0.01	7
				225883	258.00	259.00	1.00	0.00	3
				225884	259.00	260.00	1.00	0.01	6
				225885	260.00	261.00	1.00	0.01	13
				225886	261.00	262.00	1.00	0.01	8
				225887	262.00	263.00	1.00	0.01	7
3	262.20	262.40	CS, vn(FP-QZ) alt.CL,GR						
				225888	263.00	264.00	1.00	0.01	9
				225889	264.00	265.00	1.00	0.01	7
				225890	265.00	266.00	1.00	0.01	11
3	265.10	265.20	CS vn(FP-QZ) alt. CL						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225891	266.00	267.00	1.00	0.02	15
				225892	267.00	268.00	1.00	0.02	21
3	267.50	267.90	CS vn(FP), alt. CL						
				225893	268.00	269.00	1.00	0.04	37
				225894	269.00	270.00	1.00	0.03	28
				225895	270.00	271.00	1.00	0.16	158
				225896	271.00	272.00	1.00	0.01	9
				225897	272.00	273.00	1.00	0.01	6
				225898	273.00	274.00	1.00	0.00	3
3	273.65	273.85	CS vn(FPQZ) alt CL, EP						
				225901	274.00	275.00	1.00	0.01	8
				225902	275.00	276.00	1.00	0.01	7
				225903	276.00	277.00	1.00	0.05	46
				225904	277.00	278.00	1.00	0.01	6
				225905	278.00	279.00	1.00	0.01	7
				225906	279.00	280.00	1.00	0.00	3
				225907	280.00	281.00	1.00	0.01	6
3	280.10	280.20	vn(QZ) blanche, alt. CL.						
				225908	281.00	282.00	1.00	0.00	3
				225909	282.00	283.00	1.00	0.01	7
				225910	283.00	284.00	1.00	0.01	7
				225911	284.00	285.00	1.00	0.00	3
				225912	285.00	286.00	1.00	0.01	7
				225913	286.00	287.00	1.00	0.01	6
				225914	287.00	288.00	1.00	0.00	3
				225915	288.00	289.00	1.00	0.01	6
				225916	289.00	290.00	1.00	0.01	6
				225917	290.00	291.00	1.00	0.00	3
1	290.20	291.10	V3 (FP,MF) - Enclave de V3, ou possiblement dyke mafique.	225918	291.00	292.00	1.00	0.01	8
				225919	292.00	293.00	1.00	0.01	7

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225920	293.00	294.00	1.00	0.00	3
				225921	294.00	295.00	1.00	0.00	3
				225922	295.00	296.00	1.00	0.00	3
				225923	296.00	297.00	1.00	0.01	9
				225924	297.00	298.00	1.00	0.00	3
				225925	298.00	299.00	1.00	0.00	3
				225926	299.00	300.00	1.00	0.01	9
2	299.80	300.20	CS alt Si pervasive, FO+	225927	300.00	301.00	1.00	0.00	3
0	300.20	315.00	V3 (FP,MF,BO) - Vert sombre. - gf - V3 typique, folié, 50°TCA. - Contact supérieur cisaillé, avec vn(QZ)<1cm au contact.	225928	301.00	302.00	1.00	0.01	6
				225929	302.00	303.00	1.00	0.01	8
				225930	303.00	304.00	1.00	0.01	11
				225931	304.00	305.00	1.00	0.01	8
				225932	305.00	306.00	1.00	0.01	11
				225933	306.00	307.00	1.00	0.03	32
				225934	307.00	308.00	1.00	0.01	12
				225935	308.00	309.00	1.00	0.01	13
				225936	309.00	310.00	1.00	0.01	12
				225937	310.00	311.00	1.00	0.01	10
				225938	311.00	312.00	1.00	0.02	17
				225939	312.00	313.00	1.00	0.02	17
				225940	313.00	314.00	1.00	0.02	16
				225941	314.00	315.00	1.00	0.03	28
1	314.80	315.00	I2 FP(po) - Dyke de I2, alt au contact sup.						

End of Lithology and Assays ;

Hole: WB-11-33

Easting:	379585	**Northing:**	5772626	**Elevation:**	227.00
AltEasting:	230.00	**AltNorthing:**	427.00	**AltElevation:**	227.00
Azimuth:	290	**Dip:**	-50	**Length:**	213.00 m
AltAzimuth:	360.00				
Hole Type:	NQ	**Zone:**	Isabelle	**Contractor:**	Forages G4
Started:	15 mars 2011	**Finished:**	18 mars 2011	**Logged By:**	S. Poitras
Claim:	46299	**Cemented:**	☑	**Surveyed:**	☐
Township:					

Description: Forage sur le lac Anatacau. Début du trou dans I1D, traverse S3 et termine dans I2-V3. Zone cisaillée ±minéralisée de 150-160m. Blank=225549; SP37=225550; blank=225599; SF45=225600; blank=225649; Si54=225650; blank=225699; SL46=225700

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
24.00	291.10	361.10	-55.40	None	Active
60.00	295.00	365.00	-55.70	None	Active
90.00	296.00	366.00	-54.50	None	Active
120.00	300.00	370.00	-52.40	None	Active
153.00	302.10	372.10	-50.20	None	Active
180.00	302.30	372.30	-49.60	None	Active
213.90	302.90	372.90	-48.30	None	Active

End of Deviations ; 7 record(s) printed.

Lithology and Assays:

Level	From	To	Description
0	0.00	16.50	Casing
0	16.50	54.00	I1(FP-BO-QZ-AM)±MG - Blanc poivré noir. - GM, 2-5mm - Texture magmatique. - Granitoïde homogène à 50Plagio-30BO-20Qz±MG. Faiblement mag partout avec des endroits mélanocrates très mag. - Peu déformé. Les plagio sont rectangulaires, la biotite suit une foliation magmatique. - Rare vn(Qz) fumée - pas de SF.
0	54.00	63.90	I2 FP(po) - Gris sombre avec phénocristaux blanc. - Foliation à 30°TCA. - Rares minces passages verdâtres riches en EP et veines de I1. Rares veinules de Qz. - Contact sup intrusif sur 30cm. Contact inf franc à 45°TCA.
0	63.90	66.90	I1G (QZ-FP-GR-TL)

SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
225501	16.50	17.00	0.50	0.01	10
225502	17.00	18.00	1.00	0.02	20
225503	18.00	19.00	1.00	0.01	10
225504	19.00	20.00	1.00	0.00	3
225505	20.00	21.00	1.00	0.00	3
225506	21.00	22.00	1.00	0.01	5
225507	22.00	23.00	1.00	0.00	3
225508	23.00	24.00	1.00	0.01	14
225509	24.00	25.00	1.00	0.00	3
225510	25.00	26.00	1.00	0.01	5
225511	26.00	27.00	1.00	0.00	3
225512	27.00	28.00	1.00	0.00	3
225513	28.00	29.00	1.00	0.00	4
225514	29.00	30.00	1.00	0.00	3
225515	30.00	31.00	1.00	0.00	3
225516	31.00	32.00	1.00	0.01	6
225517	32.00	33.00	1.00	0.01	8
225518	33.00	34.00	1.00		
225523	38.00	39.00	1.00	0.01	9
225524	39.00	40.00	1.00	0.01	9
225525	40.00	41.00	1.00	0.01	7
225526	41.00	42.00	1.00	0.01	6
225527	42.00	43.00	1.00	0.01	7
225528	43.00	44.00	1.00	0.01	5
225529	44.00	45.00	1.00	0.01	6
225530	45.00	46.00	1.00	0.01	8
225531	46.00	47.00	1.00	0.01	6
225532	47.00	48.00	1.00	0.01	7
225533	48.00	49.00	1.00	0.01	8
225534	49.00	50.00	1.00	0.01	11
225535	50.00	51.00	1.00	0.01	8
225536	51.00	52.00	1.00	0.01	7
225537	52.00	53.00	1.00	0.02	16
225538	53.00	54.00	1.00	0.02	15
225539	54.00	55.00	1.00	0.04	43
225540	55.00	56.00	1.00	0.11	105
225541	56.00	57.00	1.00	0.02	23
225542	57.00	58.00	1.00	0.02	16
225543	58.00	59.00	1.00	0.02	19
225544	59.00	60.00	1.00	0.01	14
225545	60.00	61.00	1.00	0.02	23
225546	61.00	62.00	1.00	0.03	25
225547	62.00	63.00	1.00	0.01	14
225548	63.00	64.00	1.00	0.05	49
225551	64.00	65.00	1.00	0.03	27

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- Blanc	225552	65.00	66.00	1.00	0.01	8
			- Grains grossiers.	225553	66.00	67.00	1.00	0.01	9
			- Pegmatitique						
			- Peg à FP-QZ-GR-TL						
			- Pas déformée.						
			- Non-altérée.						
			- Non-minéralisée						
			- Contacts inf et sup riches en TL sur qques cm.						
0	66.90	75.90	V3 (AM-CL-FP)	225554	67.00	68.00	1.00	0.03	29
			- Vert sombre	225555	68.00	69.00	1.00	0.01	12
			- Grains fins	225556	69.00	70.00	1.00	0.01	9
			- Metabasalte.	225557	70.00	71.00	1.00	0.01	8
			- Foliation à 45°TCA.	225558	71.00	72.00	1.00	0.01	10
			- CL+, mince passage TL à 75m	225559	72.00	73.00	1.00	0.02	21
				225560	73.00	74.00	1.00	0.01	6
				225561	74.00	75.00	1.00	0.01	8
				225562	75.00	76.00	1.00	0.03	28
0	75.90	100.40	S3 (FP-BO±GR)	225563	76.00	77.00	1.00	0.16	160
			- Gris, poivre et sel.	225564	77.00	78.00	1.00	15.30	15300
			- Grains moyens	225565	78.00	79.00	1.00	0.10	98
			- Foliation à 45°TCA	225566	79.00	80.00	1.00	0.07	73
			- 1% alt grenat (pq).	225567	80.00	81.00	1.00	0.01	13
			- Faible minéralisation PO-CP.	225568	81.00	82.00	1.00	0.01	13
				225569	82.00	83.00	1.00	0.04	35
				225570	83.00	84.00	1.00	0.06	62
				225571	84.00	85.00	1.00	0.02	18
				225572	85.00	86.00	1.00	0.02	22
				225573	86.00	87.00	1.00	0.01	6
				225574	87.00	88.00	1.00	0.02	24
3	88.00	88.10	vn(QZ), PO, CP	225575	88.00	89.00	1.00	0.01	12
			- petite veinule de QZ avec PO et CP						
				225576	89.00	90.00	1.00	0.01	7
				225577	90.00	91.00	1.00	0.01	12
				225578	91.00	92.00	1.00	0.01	14
				225579	92.00	93.00	1.00	0.00	3
				225580	93.00	94.00	1.00	0.01	9
				225581	94.00	95.00	1.00	0.01	9
3	94.30	94.35	vn(QZ) 1PO, trCP						
				225582	95.00	96.00	1.00	0.01	5
				225583	96.00	97.00	1.00	0.01	5

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225584	97.00	98.00	1.00	0.01	6
				225585	98.00	99.00	1.00	0.01	9
				225586	99.00	100.00	1.00	0.01	5
				225587	100.00	101.00	1.00	0.15	152
0	100.40	104.05	V3 - Vert sombre - Grains fins - Basalte à gf avec 1% fines veinules de PO. - Foliation à 45°TCA - 1%PO - Contacts inf et sup francs, parallèles à la FO.	225588 225589 225590 225591	101.00 102.00 103.00 104.00	102.00 103.00 104.00 105.00	1.00 1.00 1.00 1.00	0.01 0.01 0.01 0.01	13 9 9 7
0	104.05	174.80	S3(FP-BO-GR) - gf-gm - Sédiment à FP-BO avec alt. GR. - Folié, 45°TCA - Alt. GR moyen à fort. - tr-2%PO diss et en veinule.	225592	105.00	106.00	1.00	0.08	78
3	105.10	105.50	vn(QZ-TL) trSF						
				225593	106.00	107.00	1.00	0.01	6
				225594	107.00	108.00	1.00	0.01	5
				225595	108.00	109.00	1.00	0.01	6
				225596	109.00	110.00	1.00	0.02	17
				225597	110.00	111.00	1.00	0.01	13
				225598	111.00	112.00	1.00	0.01	7
				225601	112.00	113.00	1.00	0.01	5
				225602	113.00	114.00	1.00	0.01	9
				225603	114.00	115.00	1.00	0.03	25
3	114.30	114.55	vn(TL-QZ) 3PO,1CP, trAS						
				225604	115.00	116.00	1.00	0.01	7
				225605	116.00	117.00	1.00	0.01	7
				225606	117.00	118.00	1.00	0.00	4
				225607	118.00	119.00	1.00	0.01	9
3	118.10	174.80	Alt GR++ - Alt. GR porphyroblastiques, 25% en moyenne, localement 75%.	225608 225609 225610	119.00 120.00 121.00	120.00 121.00 122.00	1.00 1.00 1.00	0.01 0.01 0.01	6 8 7

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225611	122.00	123.00	1.00	0.01	9
				225612	123.00	124.00	1.00	0.01	6
				225613	124.00	125.00	1.00	0.01	8
				225614	125.00	126.00	1.00	0.01	7
				225615	126.00	127.00	1.00	0.01	5
				225616	127.00	128.00	1.00	0.00	3
				225617	128.00	129.00	1.00	0.01	7
				225618	129.00	130.00	1.00	0.01	9
				225619	130.00	131.00	1.00	0.01	9
				225620	131.00	132.00	1.00	0.01	8
				225621	132.00	133.00	1.00	0.01	7
				225622	133.00	134.00	1.00	0.01	8
				225623	134.00	135.00	1.00	0.01	10
				225624	135.00	136.00	1.00	0.01	7
				225625	136.00	137.00	1.00	0.05	51
				225626	137.00	138.00	1.00	0.01	9
				225627	138.00	139.00	1.00	0.01	11
				225628	139.00	140.00	1.00	0.01	7
				225629	140.00	141.00	1.00	0.01	5
				225630	141.00	142.00	1.00	0.01	10
				225631	142.00	143.00	1.00	0.08	76
				225632	143.00	144.00	1.00	0.04	35
				225633	144.00	145.00	1.00	0.03	29
				225634	145.00	146.00	1.00	0.03	27
				225635	146.00	147.00	1.00	0.02	21
				225636	147.00	148.00	1.00	0.01	9
				225637	148.00	149.00	1.00	0.02	24
2	148.80	148.90	CS, FO++						
3	148.80	148.90	Bleaching, Alt.FP, BO,QZ						
				225638	149.00	150.00	1.00	0.02	23
				225639	150.00	151.00	1.00	0.03	34
2	150.30	151.00	CS, FO++ - Cisaillement, FO++						
3	150.30	151.00	Bleaching, Alt.FP, 2-5PO - Bleaching, Alt.FP, BO, QZ. - 2-5PO, trPY, trCP						
3	150.50	160.00	4PO, trPY, Bleaching	225640	151.00	152.00	1.00	0.03	27
2	151.50	157.20	CS, FO++						
3	151.50	157.20	2-5PO, Bleaching, Alt. FP - Bleaching avec Alt. FP, BO,QZ.	225641 225642	152.00 153.00	153.00 154.00	1.00 1.00	0.08 0.01	75 12

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- 2-5% PO, trPY, trCP	225643	154.00	155.00	1.00	0.02	16
				225644	155.00	156.00	1.00	0.01	12
				225645	156.00	157.00	1.00	0.03	29
				225646	157.00	158.00	1.00	0.01	12
3	157.30	163.00	5-10% PQGR - diamètre GR(pq) max 4mm.	225647	158.00	159.00	1.00	0.01	10
				225648	159.00	160.00	1.00	0.01	7
2	160.00	160.40	CS, FO++						
3	160.00	160.40	Bleaching, Alt.FP, 2-5PO - Bleaching, Alt.FP, BO, QZ. - 2-5PO, trPY, trCP	225651	160.00	161.00	1.00	0.01	7
				225652	161.00	162.00	1.00	0.01	6
				225653	162.00	163.00	1.00	0.01	7
3	162.60	162.80	vn(QZ-AM), tr(SF)						
				225654	163.00	164.00	1.00	0.01	8
				225655	164.00	165.00	1.00	0.01	6
				225656	165.00	166.00	1.00	0.01	6
				225657	166.00	167.00	1.00	0.01	6
				225658	167.00	168.00	1.00	0.01	8
				225659	168.00	169.00	1.00	0.00	3
3	169.00	169.10	vn(QZ) 2-3PO en amas	225660	169.00	170.00	1.00	0.01	5
				225661	170.00	171.00	1.00	0.00	3
				225662	171.00	172.00	1.00	0.01	13
				225663	172.00	173.00	1.00	0.01	7
				225664	173.00	174.00	1.00	0.01	12
				225665	174.00	175.00	1.00	0.01	8
0	174.80	181.05	V3(AM-FP) - Verdâtre	225666	175.00	176.00	1.00	0.02	21
				225667	176.00	177.00	1.00	0.01	8
				225668	177.00	178.00	1.00	0.01	8
				225669	178.00	179.00	1.00	0.01	5
				225670	179.00	180.00	1.00	0.01	10
				225671	180.00	181.00	1.00	0.03	33
3	180.30	180.35	Veinules CP-PO						
				225672	181.00	182.00	1.00	0.01	8
0	181.05	205.60	I2 FP(po) (±V3)	225673	182.00	183.00	1.00	0.01	5

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- FP(po) jusqu'a 0.5cm	225674	183.00	184.00	1.00	0.01	9
			- I2 avec plusieurs passages cm à dm de V3.	225675	184.00	185.00	1.00	0.01	7
			- Bien folié avec FO=60°TCA	225676	185.00	186.00	1.00	0.01	5
			- Contact parallèle à la foliation, 60°TCA	225677	186.00	187.00	1.00	0.01	8
				225678	187.00	188.00	1.00	0.01	5
				225679	188.00	189.00	1.00	0.01	8
				225680	189.00	190.00	1.00	0.01	9
				225681	190.00	191.00	1.00	0.01	8
				225682	191.00	192.00	1.00	0.01	13
				225683	192.00	193.00	1.00	0.02	17
				225684	193.00	194.00	1.00	0.02	18
				225685	194.00	195.00	1.00	0.01	6
				225686	195.00	196.00	1.00	0.01	8
				225687	196.00	197.00	1.00	0.01	5
				225688	197.00	198.00	1.00	0.30	300
				225689	198.00	199.00	1.00	0.03	32
				225690	199.00	200.00	1.00	0.01	7
				225691	200.00	201.00	1.00	0.00	4
				225692	201.00	202.00	1.00	0.00	3
				225693	202.00	203.00	1.00	0.01	14
				225694	203.00	204.00	1.00	0.01	10
				225695	204.00	205.00	1.00	0.01	7
				225696	205.00	206.00	1.00	0.03	26
0	205.60	213.00	V3 (FP-AM)	225697	206.00	207.00	1.00	0.02	17
			- Vert sombre	225698	207.00	208.00	1.00	0.01	6
			- Foliation moyen-fort à 60°TCA	225701	208.00	209.00	1.00	0.01	14
			- Rares veinules de feldspath (blanc)	225702	209.00	210.00	1.00	0.03	30
			- contact parallèle à FO.	225703	210.00	211.00	1.00	0.02	16
				225704	211.00	212.00	1.00	0.01	10
				225705	212.00	213.00	1.00	0.01	7

End of Lithology and Assays ;

Hole: WB-11-34

Easting: 379603 **Northing:** 5772473 **Elevation:** 227.00

AltEasting: 93.00 **AltNorthing:** 360.00 **AltElevation:** 227.00

Azimuth: 290 **Dip:** -50 **Length:** 315.00 m

AltAzimuth: 360.00

Hole Type: NQ **Zone:** Isabelle **Contractor:** Forages G4

Started: 18 mars 2011 **Finished:** 22 mars 2011 **Logged By:** S. Poitras

Claim: 46299 **Cemented:** ☑ **Surveyed:** ☐

Township:

Description: Forage sur le lac Anatacau visant la zone Isabelle en profondeur. Blanc=225749; SF45=225750; blanc=225799;
SP37 = 225800; blanc= 225849; Si64= 225850; blanc = 225899; SL46= 225900

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
27.00	290.90	360.90	-51.70	None	Active
90.00	293.30	363.30	-52.50	None	Active
150.00	294.40	364.40	-52.40	None	Active
210.00	297.60	367.60	-52.10	None	Active
270.00	300.40	370.40	-51.40	None	Active
60.00	290.90	360.90	-52.30	None	Active
123.00	293.90	363.90	-52.70	None	Active
180.00	296.50	366.50	-52.10	None	Active
240.00	299.00	369.00	-51.90	None	Active
300.00	300.90	370.90	-50.80	None	Active

End of Deviations ; 10 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	0.00	16.50	Casing						
0	16.50	138.00	I1D (FP-AM-QZ-MG) - Blanc-noir - 2-4mm - Magmatique - Tonalite à Amphibole-magnétite avec amas cm-dm de roche plus mafique (disons gabbroïque). Grain de magnétite 1mm répartie également à travers la roche. - Contact inférieur intrusif. Amas de S3 dans I1 et ensuite dyke de I1 dans S3 sur 3m. Zone de cuite au contact.						
1	16.50	19.50	I3 (AM-FP±GR) - Noir - Probablement un gros amas de I3 au sein de la tonalite. - Contact inférieur défini par une vn de pegmatite (FP-QZ) de 5cm.	225706	16.50	17.00	0.50	0.01	9
				225707	17.00	18.00	1.00	0.01	8
				225708	18.00	19.00	1.00	0.01	7
				225709	19.00	20.00	1.00	0.01	6
				225710	20.00	21.00	1.00	0.01	5
				225711	21.00	22.00	1.00	0.01	5
				225712	22.00	23.00	1.00	0.01	10
				225713	23.00	24.00	1.00	0.01	8
				225714	42.00	43.00	1.00	0.00	3
				225715	43.00	44.00	1.00	0.01	7
				225716	44.00	45.00	1.00	0.01	7
				225717	45.00	46.00	1.00	0.00	3
				225718	46.00	47.00	1.00	0.01	5
				225719	47.00	48.00	1.00	0.00	3
				225720	48.00	49.00	1.00	0.00	3
1	60.70	66.35	I1G (FP-QZ-TL-GR) - Gros dyke de pegmatite.	225721	65.00	66.00	1.00	0.00	3
				225722	66.00	67.00	1.00	0.00	3
				225723	67.00	68.00	1.00	0.00	3
				225724	68.00	69.00	1.00	0.00	3
				225725	69.00	70.00	1.00	0.00	3
				225726	70.00	71.00	1.00	0.00	3
				225727	71.00	72.00	1.00	0.00	3
				225728	72.00	73.00	1.00	0.00	3
				225729	73.00	74.00	1.00	0.00	3
				225730	74.00	75.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225731	90.00	91.00	1.00	0.00	3
				225732	91.00	92.00	1.00	0.00	3
				225733	92.00	93.00	1.00	0.00	3
				225734	93.00	94.00	1.00	0.00	3
				225735	94.00	95.00	1.00	0.00	3
				225736	95.00	96.00	1.00	0.00	3
				225737	96.00	97.00	1.00	0.00	3
				225738	97.00	98.00	1.00	0.00	3
				225739	98.00	99.00	1.00	0.00	3
				225740	99.00	100.00	1.00	0.00	3
				225741	115.00	116.00	1.00	0.00	3
				225742	116.00	117.00	1.00	0.00	3
				225743	117.00	118.00	1.00	0.01	7
				225744	118.00	119.00	1.00	0.00	3
				225745	119.00	120.00	1.00	0.00	3
				225746	120.00	121.00	1.00	0.01	6
				225747	121.00	122.00	1.00	0.01	8
				225748	122.00	123.00	1.00	0.00	3
				225751	123.00	124.00	1.00	0.00	3
				225752	124.00	125.00	1.00	0.00	3
				225753	132.00	133.00	1.00	0.00	3
				225754	133.00	134.00	1.00	0.00	3
				225755	134.00	135.00	1.00	0.00	3
				225756	135.00	136.00	1.00	0.00	3
				225757	136.00	137.00	1.00	0.00	3
				225758	137.00	138.00	1.00	0.00	3
0	138.00	184.60	S3(FP-BO) - Gris sombre - grain très fin. - litée. - Sédiment riche en biotite (probablement due à l'altération) et aussi silicifié de façon pervasive. - Foliation bien développée à 40-50°TCA. L'orienteur de carotte indique que la direction de la foliation est à peu près perpendiculaire à la direction de forage. Le pendage de la foliation, des cisaillements et des contacts est donc ±80-85°. - BO+ et Si pervasive.	225759 225760 225761 225762	138.00 139.00 140.00 141.00	139.00 140.00 141.00 142.00	1.00 1.00 1.00 1.00	0.00 0.00 0.00 0.02	3 3 3 19

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- PO diss. et en veinules.						
3	141.10	143.90	CS, 1-5PY, PO, altEP,GR - Cisaillement cm-dm parallèle à FO avec PY et PO. - EP pervasive qui donne une couleur verte à la roche; tr GR. - 1-5%PY sub-automorphe, tr-1%PO.	225763 225764	142.00 143.00	143.00 144.00	1.00 1.00	0.02 0.01	17 10
1	143.90	145.40	I2 FP(po), vn(QZ) - Contact parallèle à FO, 50°TCA	225765 225766	144.00 145.00	145.00 146.00	1.00 1.00	0.01 0.02	7 15
3	145.80	146.10	5%PO	225767	146.00	147.00	1.00	0.01	13
				225768	147.00	148.00	1.00	0.03	27
				225769	148.00	149.00	1.00	0.01	8
				225770	149.00	150.00	1.00	0.01	10
				225771	150.00	151.00	1.00	0.02	22
				225772	151.00	152.00	1.00	0.03	34
				225773	152.00	153.00	1.00	0.02	16
				225774	153.00	154.00	1.00	0.01	13
				225775	154.00	155.00	1.00	0.01	7
				225776	155.00	156.00	1.00	0.09	88
				225777	156.00	157.00	1.00	0.06	55
				225778	157.00	158.00	1.00	0.01	6
				225779	158.00	159.00	1.00	0.02	15
				225780	159.00	160.00	1.00	0.01	6
				225781	160.00	161.00	1.00	0.02	17
				225782	161.00	162.00	1.00	0.04	35
				225783	162.00	163.00	1.00	0.02	17
				225784	163.00	164.00	1.00	0.01	12
				225785	164.00	165.00	1.00	0.01	10
3	164.90	165.00	vn(QZ) 1PO, 1PY						
				225786	165.00	166.00	1.00	0.01	11
				225787	166.00	167.00	1.00	0.03	29
				225788	167.00	168.00	1.00	0.00	3
				225789	168.00	169.00	1.00	0.01	12

Lithology and Assays:

Level	From	To	Description
1	169.90	174.80	I2 FP(po) - diamètre des FP = 3-4mm - Contact sup = vn(FP-QZ) 1cm
1	174.80	184.60	S3(I2) - Sédiment avec plusieurs passages dm de I2 FP(po).
3	182.40	182.70	CS, tr(POPY) alt.CL,FP±QZ
0	184.60	300.20	I2 FP(po) - Gris avec FP(po) blanc. - I2 avec plusieurs cisaillements cm (et quelques dm) - FP aplati à 40-50°TCA. - Trace de SF dans les cisaillements ou dans les épontes des cisaillements. - Contact inf. cisaillé et alt en Si pervasive, petite vn(QZ), trPO.

SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
225790	169.00	170.00	1.00	0.01	10
225791	170.00	171.00	1.00	0.01	9
225792	171.00	172.00	1.00	0.03	31
225793	172.00	173.00	1.00	0.01	14
225794	173.00	174.00	1.00	0.01	6
225795	174.00	175.00	1.00	0.01	10
225796	175.00	176.00	1.00	0.01	10
225797	176.00	177.00	1.00	0.01	8
225798	177.00	178.00	1.00	0.00	3
225801	178.00	179.00	1.00	0.02	20
225802	179.00	180.00	1.00	0.01	7
225803	180.00	181.00	1.00	0.00	3
225804	181.00	182.00	1.00	0.01	9
225805	182.00	183.00	1.00	0.01	8
225806	183.00	184.00	1.00	0.01	10
225807	184.00	185.00	1.00	0.03	33
225808	185.00	186.00	1.00	0.02	16
225809	186.00	187.00	1.00	0.02	21
225810	187.00	188.00	1.00	0.01	14
225811	188.00	189.00	1.00	0.00	3
225812	189.00	190.00	1.00	0.01	9
225813	190.00	191.00	1.00	0.00	3
225814	191.00	192.00	1.00	0.00	3
225815	192.00	193.00	1.00	0.00	3
225816	193.00	194.00	1.00	0.00	3
225817	194.00	195.00	1.00	0.02	24
225818	195.00	196.00	1.00	0.01	9
225819	196.00	197.00	1.00	0.01	13
225820	197.00	198.00	1.00	0.01	11
225821	198.00	199.00	1.00	0.01	5
225822	199.00	200.00	1.00	0.01	5
225823	200.00	201.00	1.00	0.05	48
225824	201.00	202.00	1.00	0.02	23
225825	202.00	203.00	1.00	0.03	25
225826	203.00	204.00	1.00	0.01	5
225827	204.00	205.00	1.00	0.01	10
225828	205.00	206.00	1.00	0.02	15
225829	206.00	207.00	1.00	0.01	5
225830	207.00	208.00	1.00	0.00	3
225831	208.00	209.00	1.00	0.01	14
225832	209.00	210.00	1.00	0.00	3
225833	210.00	211.00	1.00	0.01	6
225834	211.00	212.00	1.00	0.02	20
225835	212.00	213.00	1.00	0.03	29

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225836	213.00	214.00	1.00	0.01	7
2	213.20	213.25	CS						
				225837	214.00	215.00	1.00	0.00	3
				225838	215.00	216.00	1.00	0.01	6
				225839	216.00	217.00	1.00	0.01	9
				225840	217.00	218.00	1.00	0.00	3
				225841	218.00	219.00	1.00	0.01	5
				225842	219.00	220.00	1.00	0.01	13
				225843	220.00	221.00	1.00	0.01	10
				225844	221.00	222.00	1.00	0.01	9
2	221.50	221.60	CS vn(QZ) CL, 1PO trCP						
3	221.50	221.60	CS vn(QZ) CL, 1PO trCP						
				225845	222.00	223.00	1.00	0.01	5
				225846	223.00	224.00	1.00	0.01	6
3	223.80	223.85	CS vn(QZ,FP), CL.						
				225847	224.00	225.00	1.00	0.02	17
				225848	225.00	226.00	1.00	0.00	3
				225851	226.00	227.00	1.00	0.01	9
				225852	227.00	228.00	1.00	0.01	5
				225853	228.00	229.00	1.00	0.01	8
3	229.00	229.05	CS, vn(FP-QZ)	225854	229.00	230.00	1.00	0.01	8
				225855	230.00	231.00	1.00	0.01	9
				225856	231.00	232.00	1.00	0.01	12
				225857	232.00	233.00	1.00	0.00	3
				225858	233.00	234.00	1.00	0.01	5
				225859	234.00	235.00	1.00	0.00	4
				225860	235.00	236.00	1.00	0.00	3
				225861	236.00	237.00	1.00	0.02	19
				225862	237.00	238.00	1.00	0.01	6
1	237.50	237.60	Dyke I1 (FP-QZ-MV-GR) - Peg à grains fins.						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225863	238.00	239.00	1.00	0.05	45
				225864	239.00	240.00	1.00	0.01	5
				225865	240.00	241.00	1.00	0.01	10
				225866	241.00	242.00	1.00	0.01	5
				225867	242.00	243.00	1.00	0.01	9
				225868	243.00	244.00	1.00	0.01	14
				225869	244.00	245.00	1.00	0.02	15
1	245.00	247.90	I2 (pas de porphyres)	225870	245.00	246.00	1.00	0.01	8
			- FP-BO-MF, disparission des porphyres = effet de trempe avec le M8 au	225871	246.00	247.00	1.00	0.01	12
			contact inférieur?	225872	247.00	248.00	1.00	0.01	7
3	247.80	247.90	alt HM au contact.						
1	247.90	251.20	M8(CL)	225873	248.00	249.00	1.00	0.00	3
			- Schist à CL.	225874	249.00	250.00	1.00	0.01	7
			- Contact sup = alt HM sur 10cm.	225875	250.00	251.00	1.00	0.01	11
				225876	251.00	252.00	1.00	0.01	5
				225877	252.00	253.00	1.00	0.02	15
				225878	253.00	254.00	1.00	0.01	7
				225879	254.00	255.00	1.00	0.01	9
3	255.00	255.10	CS alt FP, CL.	225880	255.00	256.00	1.00	0.15	149
				225881	256.00	257.00	1.00	0.01	10
				225882	257.00	258.00	1.00	0.01	7
				225883	258.00	259.00	1.00	0.00	3
				225884	259.00	260.00	1.00	0.01	6
				225885	260.00	261.00	1.00	0.01	13
				225886	261.00	262.00	1.00	0.01	8
				225887	262.00	263.00	1.00	0.01	7
3	262.20	262.40	CS, vn(FP-QZ) alt.CL,GR						
				225888	263.00	264.00	1.00	0.01	9
				225889	264.00	265.00	1.00	0.01	7
				225890	265.00	266.00	1.00	0.01	11
3	265.10	265.20	CS vn(FP-QZ) alt. CL						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225891	266.00	267.00	1.00	0.02	15
				225892	267.00	268.00	1.00	0.02	21
3	267.50	267.90	CS vn(FP), alt. CL						
				225893	268.00	269.00	1.00	0.04	37
				225894	269.00	270.00	1.00	0.03	28
				225895	270.00	271.00	1.00	0.16	158
				225896	271.00	272.00	1.00	0.01	9
				225897	272.00	273.00	1.00	0.01	6
				225898	273.00	274.00	1.00	0.00	3
3	273.65	273.85	CS vn(FPQZ) alt CL, EP						
				225901	274.00	275.00	1.00	0.01	8
				225902	275.00	276.00	1.00	0.01	7
				225903	276.00	277.00	1.00	0.05	46
				225904	277.00	278.00	1.00	0.01	6
				225905	278.00	279.00	1.00	0.01	7
				225906	279.00	280.00	1.00	0.00	3
				225907	280.00	281.00	1.00	0.01	6
3	280.10	280.20	vn(QZ) blanche, alt. CL.						
				225908	281.00	282.00	1.00	0.00	3
				225909	282.00	283.00	1.00	0.01	7
				225910	283.00	284.00	1.00	0.01	7
				225911	284.00	285.00	1.00	0.00	3
				225912	285.00	286.00	1.00	0.01	7
				225913	286.00	287.00	1.00	0.01	6
				225914	287.00	288.00	1.00	0.00	3
				225915	288.00	289.00	1.00	0.01	6
				225916	289.00	290.00	1.00	0.01	6
				225917	290.00	291.00	1.00	0.00	3
1	290.20	291.10	V3 (FP,MF) - Enclave de V3, ou possiblement dyke mafique.	225918	291.00	292.00	1.00	0.01	8
				225919	292.00	293.00	1.00	0.01	7

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				225920	293.00	294.00	1.00	0.00	3
				225921	294.00	295.00	1.00	0.00	3
				225922	295.00	296.00	1.00	0.00	3
				225923	296.00	297.00	1.00	0.01	9
				225924	297.00	298.00	1.00	0.00	3
				225925	298.00	299.00	1.00	0.00	3
				225926	299.00	300.00	1.00	0.01	9
2	299.80	300.20	CS alt Si pervasive, FO+	225927	300.00	301.00	1.00	0.00	3
0	300.20	315.00	V3 (FP,MF,BO) - Vert sombre. - gf - V3 typique, folié, 50°TCA. - Contact supérieur cisaillé, avec vn(QZ)<1cm au contact.	225928	301.00	302.00	1.00	0.01	6
				225929	302.00	303.00	1.00	0.01	8
				225930	303.00	304.00	1.00	0.01	11
				225931	304.00	305.00	1.00	0.01	8
				225932	305.00	306.00	1.00	0.01	11
				225933	306.00	307.00	1.00	0.03	32
				225934	307.00	308.00	1.00	0.01	12
				225935	308.00	309.00	1.00	0.01	13
				225936	309.00	310.00	1.00	0.01	12
				225937	310.00	311.00	1.00	0.01	10
				225938	311.00	312.00	1.00	0.02	17
				225939	312.00	313.00	1.00	0.02	17
				225940	313.00	314.00	1.00	0.02	16
				225941	314.00	315.00	1.00	0.03	28
1	314.80	315.00	I2 FP(po) - Dyke de I2, alt au contact sup.						

End of Lithology and Assays ;

Appendix 5a : Certificates of analysis
(Samples and Trench samples)

AVAILABLE ON DEMAND ADDRESSED TO:

VIRGINIA MINES INC.
116, RUE ST-PIERRE
SUITE 200
QUEBEC, CANADA G1K 4A7

EMAIL: mines@minesvirginia.com
TOLL FREE: (800) 476-1853

Appendix 5b : Certificates of analysis
(Drill Hole Samples)

AVAILABLE ON DEMAND ADDRESSED TO:

VIRGINIA MINES INC.
116, RUE ST-PIERRE
SUITE 200
QUEBEC, CANADA G1K 4A7

EMAIL: mines@minesvirginia.com
TOLL FREE: (800) 476-1853

Appendix 5c : Certificates of analysis
(Till samples)

AVAILABLE ON DEMAND ADDRESSED TO:

VIRGINIA MINES INC.
116, RUE ST-PIERRE
SUITE 200
QUEBEC, CANADA G1K 4A7

EMAIL: mines@minesvirginia.com
TOLL FREE: (800) 476-1853


PENINSULA
FRANTO
VIRGINIA MINES INC.



HERCULES
VIRGINIA MINES INC.


N
Eau/Water
Veinules de QZ
V2-V3 TU
For lithological codes see appendix 2
LEGEND
2011 sample
2011 sample number
Value in ppb (Au)
Lithological code
Previous sample
Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
ANATACAU PROPERTY
TR-AN-11-001
Hercules Showing
MAP 3
0
2
4
Meters


N
Eau/Water
For lithological codes see appendix 2
LEGEND
2011 sample
2011 sample number
Value in ppb (Au)
Lithological code
Previous sample
Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
ANATACAU PROPERTY
TR-AN-11-002
MAP 4
NAD 27 - Zone 18
Scale 1 : 100
Meters



Anatacau
Wabamisk
SERVICES TECHNIQUES GEONORDIC
Virginia Mines Inc



Anatacau
Wabamisk
CDC46299
CDC47283
SERVICES TECHNIQUES GEONORDIC
Virginia Mines Inc


SERVICES TECHNIQUES GEONORDIC
Virginia Mines Inc.